UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-56468

JUSHI HOLDINGS INC.



(Exact name of registrant as specified in its charter)

British Columbia	**98-1547061**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250 **Boca Raton, Florida**	**33431**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (561) 617-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	**N/A**	**N/A**

Securities registered pursuant to section 12(g) of the Act: Subordinate Voting Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's outstanding subordinate voting shares held by non-affiliates (based on the last reported sale price of these shares on the OTCQX Best Market) on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $100.1 million.

As of February 28, 2025, the registrant had 196,696,597 subordinate voting shares, no par value per share, outstanding. The registrant has no multiple voting shares, no par value per share, no super voting shares, no par value per share, and no preferred shares, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"). The 2025 Proxy Statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after December 31, 2024, the end of the registrant's fiscal year.

JUSHI HOLDINGS INC.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "report") may contain "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws, including Canadian securities legislation and United States ("U.S.") securities legislation (collectively, "forward-looking information") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. All information, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects or anticipates will or may occur in the future constitutes forward-looking information. Forward-looking information is often identified by the words, "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, information regarding: future business strategy; competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including new revenue streams; the integration and benefits of recently acquired businesses or assets; roll out of new operations; the implementation by the Company of certain product lines; the implementation of certain research and development; the application for additional licenses and the grant of licenses that will be or have been applied for; the expansion or construction of certain facilities; the reduction in the number of our employees; the expansion into additional U.S. and international markets; any potential future legalization of adult use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of the management of the Company at the time they were provided or made and such information involves known and unknown risks, uncertainties, including our ability to continue as a going concern, and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others discussed in detail in Item 1A. Risk Factors in Part I of this Form 10-K: the limited operating history of the industry and the Company; risks related to managing the growth of the Company including completed, pending or future acquisitions or dispositions, including potential future impairment of goodwill or intangibles acquired and/or post-closing disputes; risks related to the continued performance, expansion and/ or optimization of existing operations in California, Illinois, Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia; risks related to the anticipated openings of additional dispensaries or relocation of existing dispensaries subject to licensing approval; the Company's history of operating losses and negative operating cash flows; increasing competition in the industry; risks inherent in an agricultural business, such as the effects of natural disasters; reliance on the expertise and judgment of senior management of the Company; risks associated with cannabis products manufactured for human consumption including potential product recalls; limited research and data relating to cannabis; constraints on marketing products; risk of litigation; insurance-related risks; public opinion and perception of the cannabis industry; risks related to the economy generally; fraudulent activity by employees, contractors and consultants; risks relating to the Company's current amount of indebtedness; reliance on key inputs, suppliers and skilled labor, and third party service provider contracts; reliance on manufacturers and contractors; risks of supply shortages or supply chain disruptions; risks relating to pandemics and forces of nature; risks related to the enforceability of contracts; risks related to inflation, the rising cost of capital, and stock market instability; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; cannabis-related tax risks and challenges from governmental authorities with respect to the Company's application for Employee Retention Tax Credits (ERTC); other governmental and environmental regulation; risks related to proprietary intellectual property and potential infringement by third parties; sales of a significant amount of shares by existing shareholders; the limited market for securities of the Company; risks relating to the need to raise additional capital either through debt or equity financing; costs associated with the Company being a publicly-traded company and a U.S. and Canadian filer; risks related to co-investment with parties with different interests to the Company; conflicts of interest and related party transactions; cybersecurity risks; and risks related to the Company's critical accounting policies and estimates.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on the forward-looking information contained in this report or other forward-looking statements made by the Company. Forward-looking information is provided and made as of the date of this Annual Report on Form 10-K and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

Unless the context requires otherwise, references in this report to "Jushi," "Company," "we," "us" and "our" refer to Jushi Holdings Inc. and our subsidiaries.

**PART I**

Item 1. Business

Overview

We are a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. We are focused on building a diverse portfolio of cannabis assets through opportunistic investments and pursuing application opportunities in attractive limited license jurisdictions. We have targeted assets in highly populated, limited license medical markets that are on a trajectory toward adult-use legalization, including Pennsylvania, markets that are in the process of transitioning to adult-use, namely Virginia, and limited license, large adult-use markets, such as Illinois, Nevada, Massachusetts and Ohio, and certain municipalities of California.

Business Strategy

Our business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. We evaluate the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. In certain markets, we may apply a capital-light or retail-focused strategy, especially where cultivation may become further commoditized in future years. In early stage, vertical limited license markets, we may buy controlling interests despite the high level of capital intensity required, given the significant market opportunity. In other markets, we may seek a more balanced capital allocation approach where we may acquire a grower-processor and/or additional retail dispensaries in a market where we currently operate. By establishing a strong platform and retail-brand recognition in markets that have the greatest growth potential, we expect to be well-positioned to have a first-mover advantage for future growth in adult-use cannabis once it is further legalized.

Current Operations

California Operations

We, through our subsidiaries, currently hold Type 10 adult-use and medicinal retail licenses issued by the California Department of Cannabis Control for two adult-use dispensaries in California, of which one is currently operational under the Beyond Hello brand as an adult-use store only.

Illinois Operations

We, through our subsidiaries, currently hold five cannabis dispensing organization licenses issued by the Illinois Department of Financial Regulation for five adult-use dispensaries in Illinois, all of which are currently operational under the Beyond Hello brand. Two of the five operational adult-use dispensaries have co-located medical cannabis dispensing licenses issued by the Illinois Department of Financial Regulation.

Massachusetts Operations

We, through our subsidiaries, currently hold two marijuana retailer licenses issued by the Massachusetts Cannabis Control Commission for, and currently operate, two adult-use dispensaries under the Nature's Remedy™ brand in Massachusetts. One of the dispensaries has a co-located medical treatment center license issued by the Massachusetts Cannabis Control Commission allowing retail medical sales. We also currently hold marijuana product cultivator, marijuana cultivation and marijuana treatment center licenses all issued by the Massachusetts Cannabis Control Commission collectively for, and we currently operate, a 50,000 sq. ft. adult-use and medical cultivation and production facility in Lakeville, Massachusetts. From time to time, we may utilize third parties for toll processing in various stages of the production process.

Nevada Operations

We, through our subsidiaries, currently hold adult-use and medical licenses issued by the Nevada Cannabis Control Board for, and we currently operate, four dispensaries in Nevada, three of which are currently operational under the Nuleaf™ brand and one of which is currently operational under the Beyond Hello brand. We also currently hold adult-use and medical cultivation licenses issued by the Nevada Cannabis Control Board for, and currently operate, a 27,000 sq. ft. cultivation facility in Sparks, Nevada, as well as adult-use and medical production licenses issued by the Nevada Cannabis Control Board, and currently operate, a 13,000 sq. ft. processing facility in Reno, Nevada. From time to time, we may utilize third parties for toll processing in various stages of the production process.

Ohio Operations

We, through our subsidiaries, currently hold a dual-use (medical and non-medical cannabis) dispensary license issued by the Ohio Division of Cannabis Control ("ODCC") for, and we currently operate, one medical and adult-use dispensary under the Beyond Hello brand in Ohio. We, through our subsidiaries, also have a 10(B) Dispensary License (as defined below) to operate an additional dual-use dispensary under the Beyond Hello brand in Ohio, the application process for which is ongoing as of the date of this Annual Report on Form 10-K. Additionally, we, through our subsidiaries, recently entered into two agreements pursuant to which we'll acquire (subject to obtaining all required regulatory approvals and the satisfaction or waiver of all conditions precedent to closing), two dual-use (medical and non-medical cannabis) dispensary licenses issued by the ODCC for two medical and adult-use dispensaries in Ohio and two associated 10(B) Dispensary Licenses to operate additional dual-use dispensaries, all of which are expected to ultimately be operated under the Beyond Hello brand in Ohio. We also currently hold a dual-use cultivator level II for, and currently operate, a 10,000 sq. ft. cultivation facility in Toledo, Ohio. We also currently hold a dual-use processor license for, and currently operate, a 7,000 sq. ft. processor facility in Columbus, Ohio.

Pennsylvania Operations

We, through our subsidiaries, currently hold six medical cannabis dispensary permits issued by the Pennsylvania Department of Health allowing for eighteen medical dispensaries in Pennsylvania, seventeen of which are currently operational under the Beyond Hello brand, and one of which was relocated within its permit's geographical region and opened in the first quarter of 2025. We also currently hold a medical cannabis grower-processor permit issued by the Pennsylvania Department of Health allowing for, and currently operate, a 123,000 sq. ft. cannabis cultivation and processing facility in Scranton, Pennsylvania, through our subsidiary Pennsylvania Medical Solutions, LLC. From time to time, we may utilize third parties for toll processing in various stages of the production process.

Virginia Operations

We, through our subsidiaries, currently hold one pharmaceutical processor permit and five cannabis dispensing facility permits, each issued by the Virginia Cannabis Control Authority, as the successor regulator to the Virginia Board of Pharmacy, collectively allowing for, and we currently operate, six medical dispensaries under the Beyond Hello brand in Virginia. The aforementioned pharmaceutical processor permit issued by the Virginia Cannabis Control Authority further entitles us to, and we currently operate, our 93,000 sq. ft. cannabis cultivation and processing facility in Manassas, Virginia, through our subsidiary Dalitso, LLC.

Sales

With respect to cannabis retail locations, we target highly visible locations adjacent to or near heavily trafficked roads. For cultivation, production and other forms of industrial activity, we target locations with immediate capabilities as well as future expansion potential. We use an internal team for the selection of real estate, as well as a broad network of real estate brokers. We make the determination to purchase or lease our underlying real estate on a case-by-case basis.

We plan to expand our network of cannabis retail locations in select markets. We have developed key indicators to identify attractive sites based on existing competition, population, real estate, parking, traffic and the regulatory market. We intend to inform patients and consumers about our product offerings in a welcoming environment through one-on-one interactions with staff.

Retail

The table below reflects the number of dispensaries that were in operation in each state as of December 31, 2024:

	Number of Dispensaries[1]			
State	Medical-use	Adult-use	Total	Brands
California [2]	—	1	1	Beyond Hello
Illinois [3][4]	—	5	5	Beyond Hello
Massachusetts [5]	—	2	2	Nature's Remedy
Nevada	—	4	4	Beyond Hello/NuLeaf
Ohio [6]	—	1	1	Beyond Hello
Pennsylvania	17	—	17	Beyond Hello
Virginia	6	—	6	Beyond Hello
Total	23	13	36	

[1] Physical dispensary locations; does not double count co-located medical cannabis and adult use cannabis dispensaries.
[2] Includes one co-located medical dispensary.
[3] The Company's 5th medical cannabis dispensary in Illinois opened in November 2024.
[4] Includes two co-located medical dispensaries.
[5] Includes one co-located medical dispensary.
[6] Includes one co-located medical dispensary, excludes two co-located medical and adult-use dispensaries being operated pursuant to management services agreements with two entities.

Online Platforms

We operate age-gated online platforms through www.beyond-hello.com, www.naturesremedyma.com, www.nuleafnv.com, and The Hello Club App (iOS and Android) for patients and customers (the "Online Platforms"). Prior to launching the Online Platforms, our compliance team and internal and external counsel undertook a review of the applicable federal and state privacy, advertising and cannabis laws and launched the Online Platforms in a manner intended to ensure compliance with such laws. The Online Platforms are not intended to be used for advertising activities but are intended to be used as a virtual tool, allowing patients and customers to understand the cannabis products that we offer and view real-time pricing and product availability at our dispensaries. The Online Platforms do not provide any education, information or any other functionalities with respect to any third-party dispensaries.

No cannabis sale transactions are completed on the Online Platforms. A patient or customer may reserve products using the Online Platforms, but the patient or customer must be physically present at the point-of-sale to consummate the purchase and sale of products. This requirement allows us and dispensary staff to ensure that our standard operating procedures, including our compliance programs, are applied to all patients and customers in connection with the purchase and sale of products.

In jurisdictions where medical cannabis is legal, upon arrival of the patient at the applicable dispensary, or at the point of delivery (where permissible), dispensary staff must verify the patient's identity and accreditation (such as a state-issued medical cannabis card) and confirm the patient's allotment to ensure the user is not exceeding the state's allotment limits. Once the foregoing is verified, the patient must pay for the product to complete the purchase. If the patient does not have valid identification and accreditation, the patient will not be able to purchase medical cannabis at our applicable dispensary, irrespective of any reservation made on one of our Online Platforms.

In jurisdictions where recreational cannabis is legal, upon arrival of the customer at the applicable dispensary, or at the point of delivery (where permissible), dispensary staff must verify that the customer is at least 21 years of age by verifying the customer's government-issued identification. Once the identification is verified, the customer must pay for the product to complete the transaction. If the customer does not have valid identification, the customer will not be able to purchase recreational cannabis at our applicable dispensary, irrespective of any reservation made on one of our Online Platforms.

<u>Product Selection and Offerings</u>

We offer both in-house brands and third-party products at each of our retail locations in states where we are vertically integrated. With respect to our cannabis business, we negotiate with potential brand vendors across all product categories including flower, vaporization devices, extracts, concentrates, edibles, and pre-rolls to make future product development and selection decisions. Leveraging managements' experience, we analyze market dynamics, product quality, profit and loss, impact, consumer demand, and specific market research to carry out our long-term strategy in each market. With high-impact retail locations in key markets, we expect to be a desirable partner for nationally scaling brands and/or in-house products.

<u>Our Brands</u>

Top Shelf Flower: Hijinks

Hijinks is a top shelf flower brand featuring flower that utilizes limited and select genetics, contains high cannabinoid and terpene content, and is uniquely harvested, finished, and packaged by hand. Hijinks is currently available in Massachusetts, Nevada and Pennsylvania.

Premium Flower: The Bank

Our acquired, award-winning Colorado brand, The Bank, is known for its superior plant genetics and next-level cultivation. The Bank offers pre-packaged flower, infused blunts and pre-rolls. The Bank is currently available in Massachusetts, Nevada, Ohio, Pennsylvania and Virginia.

Vapes & Concentrates: The Lab

Our acquired, award-winning Colorado brand, The Lab, is renowned for high-quality, precision vape products, and concentrates, including the pioneering of live resin. The Lab offers a wide selection of vape cartridges, all-in-one vape devices and concentrates produced utilizing a wide variety of technologically advanced extraction techniques. The Lab is currently available in Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia.

Edibles: Tasteology

Tasteology is an edible brand offering premium, natural ingredient based, real fruit, 100% vegan and gluten free cannabis-infused gummies and ultra-premium chocolate produced using responsibly sourced French chocolate. Tasteology is the culmination of extensive consumer research into both taste and effect preferences in the Company's markets. Tasteology is currently available in Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia.

Full Spectrum Edibles: Uncommon Kind

Always full spectrum, Uncommon Kind utilizes the purest RSO or rosin to maintain vital terpenes and cannabinoids which are essential to the benefits of cannabis. Rare and exotic flavors and fruit purees like morello cherry, calamansi lime, and prickly pear are sourced from premium partners. Our chews are made with real fruit and are 100% vegan and gluten free. The result is a "true-to-plant" experience with real fruit essence offering an unparalleled taste. Uncommon Kind is now available in Massachusetts, Pennsylvania, and Virginia.

Medicinal: Nira + Medicinals

Nira + Medicinals ("Nira +") develops high quality, THC and CBD-rich medical products aimed at improving the quality of life for all cannabis patients. Nira+ product line includes tinctures, capsules, softgels and topicals. Nira+ is currently available in Pennsylvania, Massachusetts, and Virginia.

Value Flower: Sèche

Sèche is a new category in cannabis that redefines the perception of what cannabis flower products can be with a strict focus on the value and variety that the modern cannabis consumer is looking for. Sèche offers products like Fine Grind (conveniently pre-ground flower), Fine Flower (Small whole flower), Singles (Pre-Rolls and Pre-Roll multi-packs), All Day/Select (Value priced whole flower) and Kind Grind (conveniently pre-ground pre-packed infused flower and infused pre-rolls). Currently, Sèche is available at our dispensaries across Massachusetts, Nevada, Ohio, Pennsylvania and Virginia, as well partner dispensaries through our wholesale network.

Wholesale

In addition to branded and manufactured finished products, we sell bulk raw materials to third-parties for use in their own finished products, as our production capacity allows in certain markets. The full scale and allocation of production utilization will depend upon the scale of our owned and managed retail footprint in addition to the production capacity of our cultivation and production facilities.

Branding and Marketing

We continue the rollout of our flagship brands across our key operating markets. After the launch of our online platform, Beyond Hello™ has evolved into a fully integrated digital to brick-and-mortar experience, providing customers real-time access to pricing and product availability. All of our current retail locations operate under the Beyond Hello brand except in Massachusetts and Nevada. In Massachusetts, our retail locations operate under the Nature's Remedy™ brand. In Nevada, we operate three retail locations under the NuLeaf™ brand and one under Beyond Hello. Further, in states where we have licensed cultivation and processing operations, we produce products under our in-house brands including The Bank™, Hijinks™, The Lab™, Seche™, Nira+™, Tasteology™ and Uncommon Kind™ where allowed.

We operate a state-by-state opt-in loyalty program, "The Hello Club™," that rewards patients and customers with points and other exclusive offers based on their past purchases. We leverage SMS, push notifications and email lists to promote specific products.

We provide retail partners with approved merchandise, and other display materials to support sales. We create product imagery, video and descriptions which are included across online dispensary menus where our products are sold.

We take advantage of various directory platforms for cannabis businesses to help prospective patients and customers find our respective retail locations. We also run out-of-home marketing campaigns in approved markets and locations for our retail dispensaries.

Principal Markets & Competition

The markets in which we operate are highly competitive with relatively high barriers to entry given the licensed nature of the cannabis industry. We compete against other retail and vertical licensees across the various state markets in which we operate. Currently our market includes small local dispensaries and large multi-state operators ("MSOs"). We seek to address our competitive risk in these markets by picking strategic locations, with defensible buffers naturally built in through local regulations and local dispensaries laws.

With respect to cultivation and processing, we compete with both MSO's and local operators in the states in which we operate. In Massachusetts, Nevada, Ohio, Pennsylvania, and Virginia, we compete with larger MSO's that may have better access to public markets, more experienced management teams, or are further along in terms of reaching scale. We are positioning ourselves to minimize all of the above risks through accretive acquisitions, superior execution, and thoughtful location of retail and manufacturing sites.

We also compete indirectly with operators in the illicit market for cannabis and manufacturers and retailers of intoxicating help products.

Business in Europe

We previously held a 51% interest in Jushi Europe SA, a company organized under the laws of Switzerland ("Jushi Europe"). On February 16, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts, and on May 19, 2022, the Swiss courts declared Jushi Europe's bankruptcy. As a result, we lost control of Jushi Europe's assets and liabilities since they are subject to oversight by the Geneva, Switzerland bankruptcy office. In June 2024, Jushi Europe was deconsolidated and its respective assets and liabilities were removed from our consolidated financial statements, as we determined that we no longer have any obligation in relation to this subsidiary. Upon deconsolidation, we have no retained interest in Jushi Europe. As a result of these actions, during the year ended December 31, 2024, we recognized a gain of $1,896 in other income (expense), net in our consolidated statements of operations.

Regulatory Overview

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we are currently directly involved in the cannabis industry.

Federal Regulation of Cannabis in the U.S.

Under U.S. federal law, marijuana is classified as a Schedule I drug. The Controlled Substances Act (the "CSA") has five different tiers or schedules. A Schedule I drug means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs include heroin, LSD and ecstasy. In June 2018, the U.S. Food and Drug Administration (the "FDA") approved Epidiolex, a purified form of CBD derived from the marijuana plant and used to treat two rare, intractable forms of epilepsy. We believe marijuana's categorization as a Schedule I drug is thus not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties and can be safely administered. In this respect, 40 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands have passed laws authorizing comprehensive, publicly available medical marijuana programs, and 24 of those states and the District of Columbia have passed laws legalizing marijuana for adult-use.

In an effort to address incongruities between marijuana prohibition under the CSA and legalization under various state laws, the federal government issued guidance to law enforcement agencies and financial institutions during the Presidency of Barack Obama through DOJ memoranda. The most recent such memorandum is a DOJ memorandum issued by Deputy Attorney General James Cole in 2013 (the "Cole Memo"). The Cole Memo provided guidance to federal enforcement agencies as to how they should prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The Cole Memo shielded individuals and businesses participating in state legal marijuana operations from prosecution under federal drug laws, excepting marijuana-related conduct that fell into one of the following enumerated prosecution priorities:

1. Preventing the distribution of marijuana to minors;
2. Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
3. Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
4. Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
5. Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;
6. Preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
7. Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
8. Preventing marijuana possession or use on federal property.

In January 2018, then U.S. Attorney General Jeff Sessions issued the Sessions Memo, which rescinded the Cole Memo. Rather than provide nationwide guidance respecting marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute. With the DOJ's finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Attorney General Merrick Garland's public comments to date suggest that the prosecution priorities outlined in the Cole Memo shape the DOJ's prosecutorial priorities under his tenure.

Despite the rescission of the Cole Memo, we remain mindful of the common-sense prosecution priorities set forth therein and have not modified policies or procedures intended to support its underlying safety-focused intent. To this end, we and our operating subsidiaries adhere to industry best practices for operations, mandate strict compliance with applicable state and local laws, rules, regulations, ordinances, guidance and like authority, implement procedures designed to ensure operations do not exceed what is authorized under applicable licenses, perform stringent diligence on third-parties with whom we do business, perform background checks on employees and maintain state-of-the-art seed-to-sale inventory tracking and other security infrastructure. Regular reviews of the foregoing and related operations, premises, documentation and the like are performed to ensure compliance with our safety, security and compliance standards.

Due to the current CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the Bank Secrecy Act. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and adult-use marijuana by U.S. states, the Treasury Department Financial Crimes Enforcement Network FinCEN has issued guidance in 2014 to prosecutors handling money laundering and other financial crimes advising them not to focus enforcement efforts on banks and other financial institutions servicing marijuana-related businesses so long as such businesses are legally operating under state law and not engaging in conduct within the scope of a Cole Memo prosecution priority (such as keeping marijuana away from minors and out of the hands of organized crime). The 2014 FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1. Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2. Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3. Requesting from state licensing and enforcement authorities available information about the business and related parties;
4. Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5. Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6. Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7. Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, the 2014 FinCEN guidance allows financial institutions to reasonably rely on the accuracy of information provided by state licensing authorities where states make such information available.

Unlike the Cole Memo, 2014 FinCEN guidance remains effective as of the date of this Form 10-K. During the Trump Administration, Secretary of the Treasury Steven Mnuchin publicly voiced his intent to leave such guidance in force and effect. The current Secretary of the Treasury, Janet Yellen, has not provided any public comment regarding her positions on the 2014 FinCEN guidance, but has previously indicated that she would be in favor of legislation that would provide safe harbor to financial institutions that worked with state-legal marijuana-related businesses. Nonetheless, despite FinCEN's guidance, most banks and other financial institutions are still unwilling to provide banking or other financial services to marijuana businesses resulting in largely cash-based operations. While the FinCEN guidance decreased some risk for banks and financial institutions that accept marijuana business, it has not increased the industry's access to banking services because financial institutions are required to perform extensive, continuous customer diligence respecting marijuana customers and are not immune from prosecution based on transacting business with such customers. In fact, some banks that had been servicing marijuana businesses have been closing the marijuana businesses' accounts and are now refusing to open accounts for new marijuana businesses due to cost, risk, or both.

Although the Cole Memo was rescinded and FinCEN's guidance has not made financial services widely available to legal marijuana businesses, a key legislative safeguard for the medical cannabis industry remains in place. Specifically, certain temporary federal legislative enactments that protect the medical marijuana industry have also been in effect. For instance, certain marijuana businesses receive a measure of protection from federal prosecution by operation of a temporary appropriations measures that has been enacted into law as an amendment or "rider" to federal spending bills passed by Congress and signed by both Presidents Obama and Trump. First adopted in the Appropriations Act of 2015, Congress has since included in successive budgets a "rider" that prohibits the DOJ from expending any funds to enforce any law that interferes with a state's implementation of its own medical marijuana laws. The rider is known as the "Rohrbacher-Farr" amendment after its original lead sponsors (it is also sometimes referred to as the Rohrabacher-Blumenauer Amendment or the Joyce-Leahy Amendment). In 2021, President Biden proposed a budget with the Rohrbacher-Farr amendment included. The amendment has been renewed numerous times since then and is currently effective under the continuing resolution passed by Congress on September 30, 2023. There is no indication the amendment will not be included in any subsequent continuing resolution(s) related to the 2023 federal spending bill or in the 2024 federal spending bill as of the date of this Form 10-K.

Though there is no guarantee the Presidency of Donald Trump or a future administration will not change relevant federal policy, as a practical matter, the legal marijuana industry has not seen a material change in federal enforcement activities since rescission of the Cole Memo. In testimony given on March 1, 2023, Attorney General Merrick Garland indicated that the DOJ policy on marijuana policy will be consistent with Cole Memo policy. Regardless, it is possible existing appropriation rider protection and existing prosecutorial discretion not to enforce federal drug laws against state-legal marijuana business could change at any time.

Revenue from our marijuana operations is subject to Section 280E of the Code. Section 280E of the Code prohibits marijuana businesses from deducting ordinary and necessary business expenses, resulting in a materially higher effective federal income tax rate than businesses in other industries. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be in a different industry.

Finally, President Biden asked the Department of Health and Human Services ("HHS") to initiate an expeditious review of the scheduling status of cannabis with an eye toward rescheduling in October 2022. On August 29, 2023, HHS delivered a recommendation to move cannabis from Schedule I to Schedule III to the Drug Enforcement Administration ("DEA"). The rescheduling recommendation from HHS is currently under DEA consideration. HHS Assistant Secretary of Health, Rachel Levine, sent a letter to DEA Administrator, Anne Milgram, that is believed to recommend rescheduling marijuana from Schedule I to Schedule III of the CSA. The recommendation was based on a scientific and medical review by the FDA with an analysis of the eight factors determinative of control of a substance under the CSA.

As a result, the DEA initiated a formal rule-making process that would potentially reschedule marijuana from its current Schedule I classification. The DEA is bound by the HHS recommendation in regard to the scientific and medical matters but can ultimately make a different scheduling decision. The DEA may also account for the United States' treaty obligations, including the United Nations Single Convention on Narcotics. The DEA will consider several factors that include: (1) marijuana's actual or relative potential for abuse, (2) scientific evidence of its pharmacological effect, (3) the state of current scientific knowledge; (4) history and current pattern of abuse, (5) scope, duration, and significance of abuse, (6) risks to public health, (7) psychic or psychological dependence liability, and (8) whether marijuana is an immediate precursor of a substance already controlled under the CSA. The regulation would be subject to challenges and judicial review. The DEA is not under a required timeline to initiate and complete this process.

On September 13, 2023, the Congressional Research Service ("CRS") published a report stating that the DEA is "likely" to reschedule marijuana according to the HHS recommendation. According to the CRS report, this would have "broad implications for federal policy" and potentially impact state medical and recreational programs. If rescheduling occurs, various federal agencies such as the DOJ, FDA, FinCEN, and the Internal Revenue Service ("IRS") may issue additional memoranda providing further regulatory, tax, and enforcement priority instruction as it relates to marijuana that would replace the previous guidance.

On May 21, 2024, the DEA published a proposed rule in the Federal Register by which it proposed to transfer marijuana from schedule I of the Controlled Substances Act to schedule III. The DEA stated that the re-scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "[i]f the transfer to schedule III is finalized, the regulatory controls applicable to schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act." As part of the proposed rule, the DEA solicited public comments through July 22, 2024 and received over 40,000 comments for the DEA to consider as part of finalizing its policy. On August 29, 2024, the DEA announced in the Federal register that it would hold a hearing on December 2, 2024, with respect to the proposed rescheduling of marijuana from Schedule I to Schedule III under the CSA. The hearing was cancelled by the Administrative Law Judge ("ALJ") assigned by the DEA in response to a request for an interlocutory appeal and, as a result, the ALJ stayed the process for at least three months. As a consequence, there is no definite timeline for a final decision regarding any potential rescheduling of marijuana under the CSA.

Industrial Hemp

In December 2018, the Agricultural Improvement Act of 2018 (the "Farm Bill") became law in the U.S. Under the Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers. To qualify under the Farm Bill, hemp must contain no more than 0.3% of delta-9-THC. The Farm Bill explicitly allows interstate commerce of hemp which will enable the transportation and shipment of hemp across state lines, thus, the Farm Bill fundamentally changed how hemp and hemp-derived products (such as those containing CBD extracted from hemp) are regulated in the U.S.

State Regulatory Environment

The following sections describe the legal and regulatory landscape in states where our subsidiaries currently operate or intend to operate in the near-term future. While we actively work to ensure all of our operations are fully compliant with applicable state and local laws, rules, regulations, licensing requirements, ordinances and other applicable governing authority, the rules and regulations as outlined below are not a comprehensive representation of all the rules that we and our subsidiaries are required to follow in each applicable state. There are significant risks associated with our business and readers are strongly encouraged to carefully review and consider all of the risks set forth and described herein.

Common State Law Requirements

Although each state has its own laws and regulations regarding the operation of cannabis businesses, certain of the laws and regulations are consistent across jurisdictions. For example, to operate legally under state laws, marijuana businesses must typically obtain a license from the state, and only marijuana grown in the state may be sold by cannabis businesses. In some states, local marijuana-specific approvals are also required. In these jurisdictions, local governments may be authorized to prohibit or otherwise impose material restrictions on cannabis operations, including by proscribing rules limiting the type(s) and/or number of license(s) allowed (such authority is in addition to ordinary and customary building, fire and land use regulatory control). In many cases, securing local approval(s) is a prerequisite to state issuance of a full or unconditional license. Further, only cannabis grown or manufactured within the state can be sold in such state.

License application and renewal processes are unique to each state, and as applicable, each locality. However, generally each state's application process requires a comprehensive criminal history disclosure of key individuals (such as major shareholders, directors, officers, certain managers and other individuals to the extent they are known at the time of application ("Key Individuals"), and as to the applicant entity (and often its affiliates) and such Key Individuals, marijuana licensing and compliance history, financial and personal disclosures, detailed operating plans, facility information (often including drawings and plans), security-related plans, an affirmative obligation to report changes to or deviations from information set forth in the application, and other information designed to ensure only reputable, law-abiding individuals and entities ready, willing and able to operate in compliance with applicable state laws, rules and regulations are awarded marijuana licenses.

Applicants for marijuana licenses are commonly required to submit standard operating procedures ("SOPs") describing how the proposed business will secure its facility(ies), manage inventory, comply with inventory tracking requirements and other reporting obligations, effectuate safe marijuana transactions, handle waste, train employees, implement quality control measures, and perform other tasks necessary and appropriate to operate in a safe, secure, and compliant manner. SOPs submitted as part of licensing applications are typically reviewed, evaluated and ultimately approved by regulators, and must generally remain in force and effect after issuance of a license. Any material change to SOPs requires prior written regulatory approval in nearly all cases. Finally, marijuana operations are continuously subject to inspection, with or without notice, by cannabis regulators and certain authorized law enforcement agencies.

California

California Regulatory Landscape

In 1996, California was the first state to legalize cannabis possession and sales. Following years of legislative and regulatory changes, on July 12, 2021, Governor Gavin Newsom signed AB-141 into law, triggering the consolidation of the state's predecessor cannabis regulators (CalCannabis, the MCSB, and the BCC) into the newly created Department of Cannabis Control ("DCC"). The DCC was created in an effort to centralize regulatory authority and facilitate a more easily navigable regulatory regime. All licenses obtained under the previous regulatory authorities automatically transferred to the DCC, which is now responsible for issuing and renewing all cannabis licenses.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

California Licenses

We, through our subsidiaries, currently hold Type 10 adult-use and medicinal retail licenses issued by the California Department of Cannabis Control for two adult-use dispensaries in California, of which one is currently operational under the Beyond Hello brand as an adult use store only.

In California, state and local medical and adult-use cannabis business licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by the DCC. While renewals are annual, there is no limit to the number of renewals a licensee may obtain. Assuming requisite renewal fees are paid, renewal applications are submitted in a timely manner, and the establishment has not been cited for material violations, renewal applicants can anticipate approval in the ordinary course of business. However, any unexpected denials, delays or costs associated with a licensing renewal could impede planned operations and may have a material adverse effect on our business, financial condition, results of operations or prospects.

License and Regulations

Adult-use retailer licenses permit the sale of cannabis and cannabis products to any individual age 21 years of age or older who does not possess a physician's recommendation. Thus, should a subsidiary be awarded a license, it will be authorized to sell cannabis and cannabis products to adults over the age of 21 subject to customer presentation of a valid government issued photo ID. As with all state-legal marijuana programs, only cannabis grown in California can be sold in California and retail licensees may only sell cannabis products procured from a duly licensed distributor or licensed microbusiness authorized to engage in distribution. All cannabis products are subject to appropriate laboratory testing, packaging, labeling, and tracking requirements. Upon receipt, licensed retailers must confirm cannabis products have not expired, are properly packaged and bear batch numbers which correspond with tracking and laboratory analysis documentation. Cannabis and cannabis products may only be displayed for inspection and sale on the sales floor of the facility and may only be removed from packaging for customer inspection if placed in a proper container provided by the licensee and not readily accessible without the assistance of licensee staff (who must remain with the customer throughout such inspection). Any cannabis product displayed or inspected in this manner must be destroyed following inspection or when no longer being used for display purposes and may not be sold or consumed. Retailers may only provide free cannabis products under certain, very limited circumstances and may not sell other goods, with the exception of cannabis accessories and branded merchandise.

Medicinal retailer licenses permit the sale of medicinal cannabis and cannabis products for use pursuant to the Compassionate Use Act of 1996, found at Section 11362.5 of the California Health and Safety Code, by a medicinal cannabis patient in California who possesses a physician's recommendation. Only certified physicians may provide medicinal marijuana recommendations. We maintain an open, transparent and collaborative relationship with the DCC and local-level cannabis regulators.

Reporting Requirements

The State of California uses Metrc LLC's METRC solution ("METRC") as the state's track-and-trace (T&T) system used to track commercial cannabis activity and movement along the legal supply chain. The system allows for other third-party system integration via application programming interface. The DCC in May 2023 filed a regulatory action with the Office of Administrative Law to add additional requirements applicable to using METRC to record certain specific transactions, including delivery transactions. The DCC amended its proposed regulatory change in October 2023, and the proposed changes are currently under review.

Operating Procedure Requirements

Licensing applicants must submit SOPs describing how the operator will, among other requirements, secure the facility, manage inventory, comply with seed-to-sale requirements, dispense cannabis, and handle waste. Once an SOP is approved by the governing regulating body(ies), licensees must provide their employees with SOP training and seek written approval from governing regulating bodies before materially changing their SOPs.

Storage and Security

To ensure the safety and security of cannabis facilities and operations, the DCC requires licensees to:

1. Maintain a fully operational security alarm system;
2. Contract for security guard services;
3. Maintain a video surveillance system that records continuously 24 hours a day;
4. Ensure adequate lighting is installed and maintained on and about licensed facilities;
5. Only transact business during authorized hours of operations;

6. Store cannabis and cannabis product only in areas identified for such purposes on drawings submitted to and approved by the State of California in connection with licensing;
7. Store all cannabis and cannabis products in a secured, locked room or a vault;
8. Report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and
9. To the extent applicable based on a licensee's authorized scope of operations, ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the DCC, that meet DCC distribution requirements, are to be used to transport cannabis and cannabis products.

In addition to DCC storage and security requirements, local jurisdictions may have additional storage and security requirements. Such requirements, to the extent they exist, may vary from one locality to another.

Site-Visits & Inspections

The DCC and its authorized representatives have broad authority, with or without notice, to inspect licensed cannabis operations, including premises, facilities, equipment, books and records (which may be copied, and such copies retained), and cannabis products. Failure to grant DCC representatives full and immediate access to facilities, property, and premises, and to cooperate with inspections and investigations may result in disciplinary action. Laws and regulations enacted by many local jurisdictions grant local cannabis governing bodies and law enforcement agencies similar inspection authority.

We are in compliance with the laws of the State of California and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation which are outstanding which may have an impact on our licenses, business activities or operations in the State of California. Notwithstanding the foregoing, like most businesses, we may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which we operate, including the State of California, and such non-compliance may have an impact on our licenses, business activities or operations in the applicable state. However, we take steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on our licenses, business activities or operations in all states in which we operate, including the State of California. See *"Regulatory Framework – Compliance"*.

Illinois

Illinois Regulatory Landscape

In January 2014, the Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with certain debilitating or "qualified" medical conditions to access medical marijuana, became effective. There are over 35 qualifying conditions as part of the medical program, including epilepsy, traumatic brain injury, and post-traumatic stress disorder. In January 2019, the Illinois Department of Health launched the Opioid Alternative Pilot Program, that allows individuals who have/could receive a prescription for opioids to access medical marijuana.

In June 2019, Illinois legalized adult-use marijuana pursuant to the Cannabis Regulation and Tax Act (the IL Act). Effective January 1, 2020, Illinois residents 21 years of age and older may possess up to 30 grams of marijuana (non-residents may possess up to 15 grams). Existing medical dispensaries were able to apply for an "Early Approval Adult Use Dispensing Organization License" to serve adult users at an existing medical dispensary or at a secondary site. The Illinois Department of Financial and Professional Regulation ("IDFPR") has granted approximately 48 Early Approval Adult Use Dispensing Organization licenses to date. The IL Act further authorized the IDFPR to issue up to 75 Conditional Adult Use Dispensing Organization licenses before May 2020 and an additional 110 conditional licenses during 2021 (no person may hold a financial interest in more than 10 dispensing organizations); due to procedural delays related to litigation against the State of Illinois to which we are not currently a party to, conditional licenses began being issued in 2021 and 192 have been issued to-date. Conditional licenses from this round of applications have been awarded. Another 55 Conditional Adult Use Dispensing Organization licenses were awarded via a lottery on or about July 14, 2023, for which applicants must be qualified as social equity criteria as mandated by the state.

The Illinois Department of Agriculture (the "IL Ag. Department") is authorized to make up to 30 cultivation center licenses available between the state's medical and adult-use programs. As with existing medical dispensaries, existing cultivation centers were able to apply for an "Early Approval Adult Use Cultivation Center License." The IL Ag. Department has issued approximately 21 Early Approval Adult Use Cultivation Centers to date. No person can hold a financial interest in more than three cultivation centers, and the centers are limited to 210,000 sq. ft. of canopy space. Cultivation centers are also prohibited from discriminating in price when selling to dispensaries, craft growers, or infuser organization licenses. The IL Ag. Department has also issued eighty-eight (88) craft grower licenses and fifty-four (54) infuser organizations.

The IL Act imposes several operational requirements on adult-use licensees and requires prospective licensees to demonstrate their plans to comply with such requirements. For example, applicants for dispensary licenses must include an employee training plan, a security plan, recordkeeping and inventory plans, a quality control plan, and an operating plan. Applicants for craft growers must similarly submit a facility plan, an employee training plan, a security plan, a record keeping plan, a cultivation plan, a product safety and labeling plan, a business plan, an environmental plan, and more.

Licensees must establish methods for identifying, recording, and reporting diversion, theft, or loss, correcting inventory errors, and complying with product recalls. Licensees also must comply with detailed inventory, storage, and security requirements. Cultivation licenses are subject to similar operational requirements, such as complying with detailed security and storage requirements, and must also establish plans to address energy, water, and waste-management needs. Dispensary licenses will be renewed bi-annually, and cultivation licenses, craft grower licenses, infuser organization licenses, and transporter licenses will be renewed annually.

The IL Ag. Department is authorized to promulgate, and has promulgated, regulations for cultivators, craft growers, infuser organizations, and transporting organizations. The IDFPR is authorized to regulate dispensaries but has not yet issued permanent adult-use regulations.

To the knowledge of management, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Illinois. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Illinois Licenses

We, through our subsidiaries, currently hold five cannabis dispensing organization licenses issued by the Illinois Department of Financial Regulation for five adult-use dispensaries in Illinois, all of which are currently operational under the Beyond Hello brand, and operate under the Beyond Hello brand. Two of the five operational adult-use dispensaries have co-located medical cannabis dispensing licenses issued by the Illinois Department of Financial Regulation.

All medical and adult-use dispensing organizations licensed by IDFPR hold registration certificates valid for a period of one year and subject to annual or biannual renewals after required fees are paid and the organization remains in good standing. Renewals are generally communicated by IDFPR within 90 days of a license's expiration through email and include a renewal form. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, our licensed subsidiaries would expect to receive the applicable renewed license in the ordinary course of business. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on our business, financial condition, results of operations or prospects.

License and Regulations

Medical marijuana retail dispensary licenses permit our licensed subsidiaries to purchase cannabis and cannabis products from licensed cultivation/processing facilities and to sell cannabis and cannabis products to registered patients. The adult-use dispensing organization license permits our licensed subsidiaries to acquire cannabis from a licensed cultivation center, craft grower, processing organization, or another dispensary and to sell cannabis and cannabis products (and limited other items) to adult-use purchasers, registered medical cannabis patients and registered caregivers.

Our licensed subsidiaries must operate in accordance with the representations made in its license application materials, unless otherwise approved by the IDFPR. It must include its name on the packaging of any cannabis product it sells. All medical products must be obtained from an Illinois registered medical cultivation center, while all adult-use products must be obtained from a licensed adult-use cultivation center, craft grower, processing organization, or another dispensary. Our licensed subsidiaries must inspect and document (e.g., through the State of Illinois tracking system and in accordance with SOPs) all cannabis and cannabis products it acquires for resale. Any cannabis or cannabis products not properly packaged, labeled or inconsistent with State of Illinois tracking records must be rejected at the time of delivery. At all times, dispensing facilities must remain in compliance with all applicable building, fire, safety and land use laws, rules and regulations, and may not operate a drive through window or offer delivery services. Our licensed subsidiaries may only operate during state regulated approved hours (6 a.m. to 10 p.m., daily) and must ensure two or more employees are present during all operating hours.

Our licensed subsidiaries (all of which are dispensaries) must submit a list of all third-party vendors to the IDFPR and identify all service professionals that will work at the dispensary by name and set forth a description of the services such person will provide. No service professional may work in the dispensary until his or her name is provided to IDFPR and appears on the facility's service professional list.

Our licensed subsidiaries may not produce or manufacture cannabis or cannabis products and may not permit on-site consumption at its facilities. Our licensed subsidiaries may only sell cannabis or cannabis products to consumers who present a valid medical cannabis registration identification card or valid government-issued photo identification (ID) evidencing the customer is 21 years of age or older. Our licensed subsidiaries must deal with all suppliers on the same terms and may not enter into an exclusive agreement with any supplier. Further, our licensed subsidiaries may not contract with, pay, or have a profit-sharing arrangement with third party groups involved in assisting individuals with finding a physician or completing the patient or participant application; nor may it pay a referral fee to a third-party group for sending it patients or participants. No more than 40% of its adult-use inventory may originate from a single supplier. Dispensing organizations are subject to inspections, with or without notice. Licensees are required to cooperate with such inspections and must make all records, plans, logs, reports and other operational documents available for inspection and copying upon request.

Craft grower licensees are authorized to cultivate cannabis and manufacture cannabis products (including cannabis infused products), and to sell cannabis and cannabis products to licensed adult-use dispensing organizations or for use at licensed manufacturers. Transportation licensees are authorized to transport cannabis and cannabis products between licensed cannabis facilities.

Reporting Requirements

The State of Illinois uses BioTrack THC as its inventory tracking system used to track commercial cannabis activity and movement along the legal supply chain. The system allows for other third-party system integration via application programming interface.

Storage and Security

Our licensed subsidiaries must store inventory on-site in a secured and restricted-access area and enter information into the State of Illinois' tracking system as required by Illinois law and IDFPR rules. Any cannabis or cannabis products in an open or defective package, which have expired, or which we otherwise have reason to believe have been opened or tampered with must be segregated in secure storage until promptly and properly disposed of.

Dispensing facilities are also required to implement security measures designed to deter and prevent unauthorized entry into the facility (and restricted-access areas) and theft, loss or diversion of cannabis or cannabis products. In this respect, dispensing facilities must maintain a commercial grade alarm and surveillance system installed by an Illinois licensed private alarm contractor or private alarm contractor agency. Our licensed subsidiaries must also implement various security measures, as required by law, rule regulation or SOPs, designed to protect the premises, customers and dispensing organization agents (employees).

Transportation Requirements

Currently, licensed cultivation centers may transport cannabis and cannabis products in accordance with certain guidelines; however, from July 2020 cultivation centers are prohibited from transporting adult-use cannabis without obtaining a separate transporting organization license beginning, provided that such prohibition was and remains suspended pursuant to Executive Order 2020-45. For medical marijuana, dispensing organizations must receive a copy of the shipping manifest prepared by the cultivation center in advance of transport and is required to check the product delivered against such manifest at the time of delivery. All cannabis and cannabis products must be packaged in properly labeled and sealed containers and may not be accepted by a dispensary recipient if packaging is damaged or labels are missing, damaged or tampered with.

We are in compliance with the laws of the State of Illinois and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on our licenses, business activities or operations in the State of Illinois. Notwithstanding the foregoing, like all businesses we may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which we operate, including the State of Illinois, and such non-compliance may have an impact on our licenses, business activities or operations in the applicable state. However, we take steps to minimize, disclose and remedy all incidences of noncompliance which may have an impact on our licenses, business activities or operations in all states in which we operate, including the State of Illinois. See "*Regulatory Framework – Compliance*".

Massachusetts

Massachusetts Regulatory Landscape

Cannabis for medical use was legalized in Massachusetts by voter approval of the Massachusetts Medical Marijuana Initiative in 2012. The law took effect on January 1, 2013, eliminating criminal and civil penalties for the possession and use of up to a 60-day or ten (10) ounce supply of marijuana for medical use for patients possessing a State-issued registration card. In November 2016, Massachusetts voters approved Question 4 or the Massachusetts Marijuana Legalization, Regulation and Taxation of Marijuana Initiative, which allowed for recreational or "adult-use" cannabis in Massachusetts. In July 2017, the Cannabis Control Commission ("CCC") was established under Chapter 55 of the Acts of 2017 to implement and administer laws enabling access to medical and adult-use cannabis. The Commission was appointed in September 2017, and in November 2018, the CCC issued the first notices for retail marijuana establishments to commence adult-use operations in Massachusetts.

Effective January 8, 2021, the CCC repealed certain regulations applicable to co-located medical and adult use facilities and incorporated them into the adult use regulations at 935 CMR 500.00 and the medical regulations at 935 CMR 501.000, as part of an overall update of both sets of regulations. The updated regulations also included the following significant changes: (1) permitting Marijuana "Courier" Licensees to deliver directly to consumers from the premises of licensed marijuana retailer establishments and Marijuana Delivery Operators to purchase wholesale marijuana products directly from marijuana cultivation and product manufacturer establishments and deliver the products directly to consumers from the Delivery Operator's warehouse location. Both Marijuana Courier and Marijuana Delivery Operator Licensees are reserved for at least 36 months for companies majority-owned and controlled by certain classes of certified Economic Empowerment or Social Equity applicants; (2) permitting Personal Caregivers to be registered to care for more than one – and up to five – Registered Qualifying Patients at one time; and (3) permitting non-Massachusetts residents receiving end-of-life or palliative care or cancer treatment in Massachusetts to become Registered Qualifying Patients. Effective October 2023, the CCC promulgated new regulations increasing the CCC's authority over the "host community agreement" process by which marijuana businesses enter a contract with a host community. The CCC's regulations are intended to standardize host community agreements and prohibit certain provisions that do not comply with Massachusetts law.

Under the current law, there are no State-wide limits on the total number of licenses issued; however, no individual or entity shall be an owner or a controlling person over more than three licenses in a particular class of license. Similarly, no individual, corporation or other entity shall be an owner or in a position to control the decision making of more than three licenses in a particular class of license. In addition, all marijuana establishments are required to enter into host community agreements with the municipality in which they are located.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Massachusetts. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Massachusetts Licenses

We, through our subsidiaries, currently hold two marijuana retailer licenses issued by the Massachusetts Cannabis Control Commission for, and currently operate, two adult-use dispensaries under the Nature's Remedy™ brand in Massachusetts. One of the dispensaries has a co-located medical treatment center license issued by the Massachusetts Cannabis Control Commission allowing retail medical sales. We also currently hold marijuana product cultivator, marijuana cultivation and marijuana treatment center licenses all issued by the Massachusetts Cannabis Control Commission collectively for, and we operate, a 50,000 sq. ft. adult-use and medical cultivation and production facility in Lakeville, Massachusetts.

An adult-use marijuana product manufacturer is an entity authorized to obtain, manufacture, process and package marijuana and marijuana products, to transfer marijuana and marijuana products to marijuana establishments, but not to consumers. An adult-use marijuana retailer is an entity authorized to purchase, repackage, white label, and transport marijuana and marijuana products from marijuana establishments and transfer marijuana and marijuana products to marijuana establishments and to sell to consumers. The medical marijuana treatment center ("MTC") licenses are vertically integrated and permit a licensee to cultivate, manufacture, process, package, transport, deliver, sell, and purchase marijuana pursuant to the terms of the medical licenses. Massachusetts does not issue a single vertically integrated adult-use license like the MTC license. License types for adult-use are individual for each function and a licensee may pursue multiple license types. Because marijuana is not federally legal, a licensee can sell only cannabis that is grown and manufactured in Massachusetts. An adult-use marijuana retailer provides a retail location which may be accessed by consumers 21 years of age or older or, if the retailer is co-located with an MTC, by individuals who are registered qualifying patients with the Medical Use of Marijuana Program with a registration card. In order for a customer to be dispensed marijuana, they must present a valid government issued photo ID immediately upon entry of the retail facility. If the individual is younger than 21 years old but 18 years of age or older, he or she shall not be admitted unless he or she produces an active medical registration card issued by the CCC. If the individual is younger than 18 years old, he or she shall not be admitted unless he or she produces an active medical registration card and is accompanied by a personal caregiver with an active medical registration card. In addition to the medical registration card, registered qualifying patients 18 years of age and older and personal caregivers must also produce proof of identification. Each recreational customer may be dispensed no more than one ounce of marijuana or five grams of marijuana concentrate per transaction as outlined in 935 CMR 500.140(3)(a)(1). Medical patients may be dispensed up to a 60- day supply of marijuana, or the equivalent amount of marijuana in marijuana infused products, that a registered qualifying patient would reasonably be expected to need over a period of 60 calendar days for his or her personal medical use, which is ten ounces, subject to 935 CMR 501.140(3)(a). Allowable forms of marijuana in Massachusetts include smokable dried flower, dried flower for vaporizing, cannabis derivative products (i.e., vape pens, gel caps, tinctures, etc.) and medical cannabis-infused products, including edibles.

Reporting Requirements

The CCC uses METRC as its T&T system used to track commercial cannabis activity and movement across the distribution chain. The system allows for other third-party system integration via application programming interface.

<u>Medical Cannabis Regulations</u>

Massachusetts has authorized the cultivation, possession and distribution of marijuana for medical purposes by certain licensed Massachusetts marijuana businesses. The Medical Use of Marijuana Program ("MUMP") registers qualifying patients, personal caregivers, MTCs, and MTC agents. MTCs were formerly known as Registered Marijuana Dispensaries ("RMD"). The MUMP was established by Chapter 369 of the Acts of 2012, "An Act for the Humanitarian Medical Use of Marijuana", following the passage of the Massachusetts Medical Marijuana Initiative, Ballot Question 3, in the 2012 general election. Additional statutory requirements governing the MUMP were enacted by the Legislature in 2017 and codified at G.L. c. 94I, et. seq. (referred to herein as the Massachusetts Medical Act). MTC Certificates of Registration are vertically integrated licenses in that each MTC Certificate of Registration entitles a license holder to one cultivation facility, one processing facility and one dispensary location. There is a limit of three MTC licenses per person/entity. The CCC regulations, 935 CMR 501.000 et seq. (referred to herein as the Massachusetts Medical Regulations), provide a regulatory framework that requires MTCs to cultivate, process, transport and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program, including conditions such as cancer, glaucoma, positive status for human immunodeficiency virus (HIV), acquired immune deficiency virus (AIDS), hepatitis C, amyotrophic lateral sclerosis, Crohn's disease, Parkinson's disease, and multiple sclerosis when such diseases are debilitating, and other debilitating conditions as determined in writing by a qualifying patient's healthcare provider. The CCC assumed control of the MUMP from the Department of Public Health in December 2018. The CCC approved revised regulations for the MUMP in November 2020, which are now effective.

<u>Medical Cannabis Licensing Requirements</u>

The Massachusetts Medical Regulations delineate the licensing requirements for MTCs in Massachusetts. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of Commonwealth of Massachusetts, Department of Revenue and Department of Unemployment Assistance; (ii) no executive, member or any entity owned or controlled by such executive or member directly or indirectly controls more than three MTC licenses; (iii) an MTC may not cultivate medical cannabis from more than two locations statewide; (iv) MTC agents must be registered with the CCC; (v) an MTC must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vi) one executive of an MTC must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information system; (vii) the MTC applicant has at least $500,000 in its control as evidenced by bank statements, lines of credit or equivalent; and (viii) payment of the required application fee.

In an MTC application, an applicant must also demonstrate or include: (i) the name, address, date of birth and resumes of each executive of the applicant and of the members of the entity; (ii) a plan to obtain liability insurance coverage in compliance with statutes; (iii) a detailed summary of the business plan for the MTC; (iv) an operational plan for the cultivation of marijuana including a detailed summary of policies and procedures; and (v) a detailed summary of the operating policies and procedures for the MTC including security, prevention of diversion, storage of marijuana, transportation of marijuana, inventory procedures, procedures for quality control and testing of product for potential contaminants, procedures for maintaining confidentiality as required by law, personnel policies, dispensing procedures, record keeping procedures, plans for patient education and any plans for patient or personal caregiver home delivery. An MTC applicant must also demonstrate that it has: (i) a successful track record of running a business; (ii) a history of providing healthcare services or services providing marijuana for medical purposes in or outside of Massachusetts; (iii) proof of compliance with the laws of Massachusetts; (iv) complied with the laws and orders of Massachusetts; and (v) a satisfactory criminal and civil background. Finally, an MTC applicant must specify a cultivation tier for their license, which establishes the minimum and maximum square footage of canopy for their cultivation operation.

Upon the determination by the CCC that an MTC applicant has responded to the application requirements in a satisfactory fashion, the MTC applicant is required to pay the applicable registration fee and shall be issued a Provisional MTC license and, following completion of certain regulatory requirements, a Final MTC license.

After receipt of a Provisional MTC license, the CCC shall review architectural plans for the building of the MTC's cultivation facility and/or dispensing facilities, and shall either approve, modify or deny the same. Once approved, the

MTC provisional license holder shall construct its facilities in conformance with the requirements of the Massachusetts Medical Regulations. Once the CCC completes its inspections and issues approval for an MTC of its facilities, the CCC shall issue a Final MTC License to the MTC applicant. Final MTC Licenses are valid for one year and shall be renewed by filing the required renewal application no later than sixty days prior to the expiration of the certificate of registration. A licensee may not begin cultivating marijuana until it has been issued a Final MTC License by the CCC.

MTC Licenses in Massachusetts are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, we would expect to receive the applicable renewed licenses in the ordinary course of business.

Massachusetts Medical Cannabis Dispensary Operational Requirements

An MTC shall follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the Massachusetts Medical Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage and waste disposal protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on MTC premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that an MTC must comply with. More specifically, an MTC is to comply with all local requirements regarding siting, provided however that if no local requirements exist, an MTC shall not be sited within a radius of 500 feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed MTC. The Massachusetts Medical Regulations require that MTCs limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. An MTC may only dispense to a registered qualifying patient or caregiver who has a current valid certification.

Massachusetts Medical Cannabis Security and Storage Requirements

An MTC is to implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the MTC. These measures must include: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the MTC facility; (ii) preventing individuals from remaining on the premises of an MTC if they are not engaging in activities that are permitted; (iii) disposing of marijuana or by-products in compliance with law; (iv) establishing limited access areas accessible only to authorized personnel; (v) storing finished marijuana in a secure locked safe or vault; (vi) keeping equipment, safes, vaults or secured areas securely locked; (vii) ensuring that the outside perimeter of the MTC is sufficiently lit to facilitate surveillance; and (viii) ensuring that landscaping or foliage outside of the RMD does not allow a person to conceal themselves. An MTC shall also utilize a security/alarm system that: (i) monitors entry and exit points and windows and doors, (ii) includes a panic/duress alarm, (iii) includes system failure notifications, (iv) includes 24-hour video surveillance of safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed, and (v) includes date and time stamping of all records and the ability to produce a clear, color still photo. The video surveillance system shall have the capacity to remain operational during a power outage. The MTC must also maintain a backup alarm system with the capabilities of the primary system, and both systems are to be maintained in good working order and are to be inspected and tested on regular intervals.

Massachusetts Medical Cannabis Transportation Requirements

Marijuana or marijuana-infused products (or "MIPs") may be transported between licensed MTCs by MTC agents on behalf of an MTC. MTCs or deliver-only retailers may, with CCC approval, transport marijuana or MIPS directly to registered qualifying patients and caregivers as part of a home delivery program. An MTC shall staff transport vehicles with a minimum of two dispensary agents. At least one agent shall remain with the vehicle when the vehicle contains marijuana or MIPs. Prior to leaving the origination location, an MTC must weigh, inventory, and account for, on video, the marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. An MTC shall ensure that delivery times and routes are randomized. Each MTC agent shall carry his or her CCC issued MUMP ID Card when transporting marijuana or MIPs and shall produce it to CCC representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. An MTC must document and report any unusual discrepancy in weight or inventory to the CCC and local law enforcement within 24 hours. An MTC shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. An MTC shall retain transportation manifests for no less than one year and make them available to the CCC upon request. Any cash received from a qualifying patient or personal caregiver must be transported to an MTC immediately upon completion of the scheduled deliveries. Vehicles used in transportation must be owned, leased or rented by the MTC, be properly registered, and contain a GPS system that is monitored by the MTC during transport of marijuana and said vehicle must be inspected and approved by the CCC prior to use.

During transit, an MTC is to ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; and (iv) product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs and does not indicate the name of the MTC. Each MTC agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location when the vehicle contains marijuana or MIPs.

Massachusetts Adult-Use Cannabis Licensing Requirements

Many of the same application requirements exist for an adult-use Marijuana Establishment license application as to those for a medical MTC application, and each owner, officer or member must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality and said agreement must be included in the application. Applicants must include disclosure of any regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and its owners, officers, principals or members. The application must include, amongst other information, the proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing the Marijuana Establishment's proposed operating policies including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records, diversity plans, and employee training protocols.

Massachusetts Adult-Use Cannabis Dispensary Operational Requirements

Marijuana retailers are subject to certain operational requirements in addition to those imposed on Marijuana Establishments generally. Dispensaries must immediately inspect patrons' identification to ensure that everyone who enters is at least 21 years of age. Dispensaries may not dispense more than one ounce of marijuana or five grams of marijuana concentrate per transaction. Point-of-sale systems must be approved by the CCC, and retailers must record sales data. Records must be retained and available for auditing by the CCC and Department of Revenue. Retailers are required to conduct monthly analyses of equipment and sales data to determine that such systems have not been altered or interfered with to manipulate sales data, and to report any such discrepancies to the CCC.

Dispensaries must also make consumer education materials available to patrons in languages designated by the CCC, with analogous materials for visually- and hearing-impaired persons. Such materials must include:

1. A warning that marijuana has not been analyzed or approved by the FDA, that there is limited information on side effects, that there may be health risks associated with using marijuana, and that it should be kept away from children;
2. A warning that when under the influence of marijuana, driving is prohibited and machinery should not be operated;
3. Information to assist in the selection of marijuana, describing the potential differing effects of various strains of marijuana, as well as various forms and routes of administration;
4. Materials offered to consumers to enable them to track the strains used and their associated effects;
5. Information describing proper dosage and titration for different routes of administration, with an emphasis on using the smallest amount possible to achieve the desired effect;
6. A discussion of tolerance, dependence, and withdrawal;
7. Facts regarding substance abuse signs and symptoms, as well as referral information for substance abuse treatment programs;
8. A statement that consumers may not sell marijuana to any other individual;
9. Information regarding penalties for possession or distribution of marijuana in violation of Massachusetts law; and
10. Any other information required by the CCC.

Massachusetts Adult-Use Cannabis Security and Storage Requirements

Each Marijuana Establishment must implement sufficient safety measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the establishment. Security measures taken by the establishments to protect the premises, employees, consumers and general public shall include, but not be limited to, the following:

1. Positively identifying and limiting access to individuals 21 years of age or older who are seeking access to the Marijuana Establishment or to whom marijuana products are being transported;
2. Adopting procedures to prevent loitering and ensure that only individuals engaging in activity expressly or by necessary implication are allowed to remain on the premises;
3. Proper disposal of marijuana in accordance with applicable regulations;
4. Securing all entrances to the Marijuana Establishment to prevent unauthorized access;
5. Establishing limited access areas which shall be accessible only to specifically authorized personnel limited to include only the minimum number of employees essential for efficient operation;
6. Storing all finished marijuana products in a secure, locked safe or vault in such a manner as to prevent diversion, theft or loss;
7. Keeping all safes, vaults, and any other equipment or areas used for the production, cultivation, harvesting, processing or storage, including prior to disposal, of marijuana or marijuana products securely locked and protected from entry, except for the actual time required to remove or replace marijuana;
8. Keeping all locks and security equipment in good working order;
9. Prohibiting keys, if any, from being left in the locks or stored or placed in a location accessible to persons other than specifically authorized personnel;
10. Prohibiting accessibility of security measures, such as combination numbers, passwords or electronic or biometric security systems, to persons other than specifically authorized personnel;
11. Ensuring that the outside perimeter of the marijuana establishment is sufficiently lit to facilitate surveillance, where applicable;
12. Ensuring that all marijuana products are kept out of plain sight and are not visible from a public place, outside of the marijuana establishment, without the use of binoculars, optical aids or aircraft;
13. Developing emergency policies and procedures for securing all product following any instance of diversion, theft or loss of marijuana, and conduct an assessment to determine whether additional safeguards are necessary;
14. Establishing procedures for safe cash handling and cash transportation to financial institutions to prevent theft, loss and associated risks to the safety of employees, customers and the general public;

15. Sharing the Marijuana Establishment's floor plan or layout of the facility with law enforcement authorities, and in a manner and scope as required by the municipality and identifying when the use of flammable or combustible solvents, chemicals or other materials are in use at the Marijuana Establishment;

16. Sharing the Marijuana Establishment's security plan and procedures with law enforcement authorities, including police and fire services departments, in the municipality where the Marijuana Establishment is located and periodically updating law enforcement authorities, police and fire services departments, if the plans or procedures are modified in a material way; and

17. Marijuana must be stored in special limited access areas, and alarm systems must meet certain technical requirements, including the ability to record footage to be retained for at least 90 days.

<u>Massachusetts Adult-Use Cannabis Transportation Requirements</u>

Marijuana products may only be transported between licensed Marijuana Establishments by registered Marijuana Establishment agents. A licensed marijuana transporter may contract with a Marijuana Establishment to transport that licensee's marijuana products to other licensed establishments. All transported marijuana products are linked to the seed-to-sale tracking program. Any marijuana product that is undeliverable or is refused by the destination Marijuana Establishment shall be transported back to the originating establishment. All vehicles transporting marijuana products shall be staffed with a minimum of two Marijuana Establishment agents. At least one agent shall remain with the vehicle at all times that the vehicle contains marijuana or marijuana products. Prior to the products leaving a Marijuana Establishment, the originating Marijuana Establishment must weigh, inventory, and account for, on video, all marijuana products to be transported. Within eight hours after arrival at the receiving Marijuana Establishment, the receiving establishment must re-weigh, re-inventory, and account for, on video, all marijuana products transported. Marijuana products must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. In the case of an emergency stop during the transportation of marijuana products, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A Marijuana Establishment or a marijuana transporter transporting marijuana products is required to ensure that all transportation times and routes are randomized and remain within Massachusetts.

Vehicles must additionally be equipped with a video system that includes one or more cameras in the storage area of the vehicle and one or more cameras in the driver area of the vehicle. The video cameras must remain operational at all times during the transportation process and have the ability to produce a clear color still photo whether live or recorded, with a date and time stamp embedded and that do not significantly obscure the picture.

Vehicles used for transport must be owned or leased by the Marijuana Establishment or transporter, and they must be properly registered, inspected, and insured in Massachusetts. Marijuana may not be visible from outside the vehicle, and it must be transported in a secure, locked storage compartment. Each vehicle must have a global positioning system, and any agent transporting marijuana must have access to a secure form of communication with the originating location.

<u>CCC Inspections</u>

The CCC or its agents may inspect an MTC, Marijuana Establishment and their affiliated vehicles at any time without prior notice. An MTC or Marijuana Establishment shall immediately upon request make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct an MTC or Marijuana Establishment to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the MTC or Marijuana Establishment, and the MTC or Marijuana Establishment shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration in accordance with the applicable regulations.

The Company is in compliance with the laws of the Commonwealth of Massachusetts and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Massachusetts. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the

Commonwealth of Massachusetts, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Massachusetts. See "*Regulatory Framework – Compliance*".

Nevada

Nevada Regulatory Landscape

Medical marijuana use was legalized in Nevada by a ballot initiative in 2000. In November 2016, voters in Nevada passed an adult use marijuana measure to allow for the sale of adult use marijuana in the state. The first dispensaries to sell adult use marijuana began sales in July 2017. The Nevada Cannabis Compliance Board ("NV CCB") is the regulatory agency overseeing the medical and adult use cannabis programs. The NV CCB has established limitations on the total number of adult-use and medical marijuana licenses.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Nevada. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Nevada Licenses

We, through our subsidiaries, currently hold adult-use and medical licenses issued by the Nevada Cannabis Control Board for, and we currently operate, four dispensaries Nevada, three of which are currently operational under the Nuleaf™ brand and one of which is currently operational under the Beyond Hello brand. We also currently hold adult-use and medical cultivation licenses issued by the Nevada Cannabis Control Board for, and currently operate, a 27,000 sq. ft. cultivation facility in Sparks, Nevada, as well as adult-use and medical production licenses issued by the Nevada Cannabis Control Board, and currently operate, a 13,000 sq. ft. processing facility in Reno, Nevada.

All marijuana establishments must obtain a license from the NV CCB. If applications contain all required information and after vetting by officers, establishments are issued a marijuana establishment license. In a local governmental jurisdiction that issues business licenses, the issuance by the NV CCB of a marijuana establishment license is considered conditional until the local government has issued a business license for operation and the establishment is in compliance with all applicable local governmental ordinances. Final licenses are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email from the NV CCB and include a renewal form. The renewal periods serve as an update for the NV CCB on the licensee's status toward active licensure. It is important to note that conditional licenses do not permit the operation of any commercial or medical cannabis activity. Only after a conditional licensee has gone through necessary state and local inspections, if applicable, and has received a final license from the NV CCB may an entity engage in cannabis business operation.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

License and Regulations

Retail dispensary licenses and registration certificates permit a license holder to purchase marijuana from cultivation facilities, marijuana and marijuana products from product manufacturing facilities and marijuana from other retail stores and allows the sale of marijuana and marijuana products to consumers.

Medical cultivation licenses permit a license holder to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries, facilities for the production of edible medical marijuana products and/or medical marijuana-infused products, or other medical marijuana cultivation facilities.

Medical product manufacturing licenses permit a license holder to acquire, possess, manufacture, deliver, transfer, transport, supply, or sell edible marijuana products or marijuana infused products to other medical marijuana production facilities or medical marijuana dispensaries. Individuals may become dually licensed to operate a medical cannabis establishment as well as an adult-use cannabis establishment.

Reporting Requirements

The State of Nevada uses METRC as its computerized T&T system used to track commercial cannabis on a seed-to-sale basis. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements. The Company's chosen seed-to-sale system will capture the required data points for cultivation, manufacturing and retail as required under state law.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against diversion, theft, and loss of cannabis and cannabis products, licensees are required to do the following:

1. Maintain an enclosed, locked facility;
2. Have a single secure entrance;
3. Train employees in security measures and controls, emergency response protocol, confidentiality requirements, safe handling of equipment, procedures for handling products, as well as the differences in strains, methods of consumption, methods of cultivation, methods of fertilization and methods for health monitoring;
4. Implement and install, at a minimum, the following security equipment and practices to deter and prevent unauthorized entrances:
    a. devices that detect unauthorized intrusion (which may include a signal system);
    b. exterior lighting designed to facilitate surveillance;
    c. electronic monitoring devices, further including (without limitation):
        i. at least one call-up monitor that is at least 19 inches in size;
        ii. a video printer that can immediately produce a clear still photo from any video camera image;
        iii. video cameras with a recording resolution of at least 704 x 480 that full capture all of the building's points of ingress and egress as well as all interior limited access areas such that such cameras capture and can identify any activity occurring in or adjacent to the building;
        iv. a video camera at each point-of-sale location which allows for the identification of any person who holds a valid registry identification card, including, without limitation, a designated primary caregiver, purchasing medical marijuana;
        v. a video camera in each grow room that can identify any activity occurring within the grow room in low light conditions;
        vi. a method for storing video recordings from the video cameras for at least 30 calendar days;
        vii. a failure notification system that provides an audible and visual notification of any failure in the electronic monitoring system;
        viii. sufficient battery backup for video cameras and recording equipment to support at least five (5) minutes of recording in the event of a power outage; and
        ix. a security alarm to alert local law enforcement of unauthorized breach of security; and
5. Implement security procedures that:
    a. restrict access of the establishment to only those persons/employees authorized to be there;
    b. deter and prevent theft;
    c. provide identification (badge) for those persons/employees authorized to be in the establishment;
    d. prevent loitering;
    e. require and explain electronic monitoring; and
    f. require and explain the use of automatic or electronic notifications to alert local law enforcement of any security breaches.

The Company is in compliance with the laws of the State of Nevada and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the

Company's business activities or operations in the State of Nevada. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of Nevada, and such non-compliance may have an impact on the Company's business activities or operations in the state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the State of Nevada. See "*Regulatory Framework – Compliance*".

Ohio

Ohio Regulatory Landscape

House Bill 523 effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program ("MMCP") allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the MMCP would be in place no later than September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. Sales of medical marijuana in Ohio began in January 2019.

The following three state government agencies were originally responsible for the oversight of the MMCP: (i) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (ii) the State of Ohio Board of Pharmacy ("OBOP") is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and (iii) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended. Currently, the three agencies jointly administer Ohio's regulations under the auspices of the MMCP; however, as of January 1, 2024, responsibility for oversight of medical and adult-use marijuana licensing and related oversight, other than physician oversight, has been consolidated within the ODCC.

Qualifying medical conditions for medical marijuana include: HIV/AIDS, Lou Gehrig's disease, Alzheimer's disease, cancer, chronic traumatic encephalopathy, Crohn's disease, epilepsy or other seizure disorder, fibromyalgia, glaucoma, hepatitis C, inflammatory bowel disease, multiple sclerosis (MS), pain (either chronic, severe, or in tractable), Parkinson's disease, PTSD, sickle cell anemia, spinal cord disease or injury, Tourette's syndrome, traumatic brain injury, ulcerative colitis. In order for a patient to be eligible to obtain medical marijuana, a physician must make the diagnosis of one of these conditions. The OBOP is in the process of revising its regulations for dispensaries, for the forms and methods for administering medical marijuana, and for patients and caregivers.

On November 7, 2023, Ohio voters approved a ballot measure that would legalize adult use marijuana. As presented to Ohio voters, the ballot measure would permit adults 21 and older to buy and possess up to 2.5 ounces of cannabis and grow cannabis plants at home. As a statute passed by ballot measure, the measure is subject to amendment by the Ohio legislature. In June 2024, the ODCC began accepting applications from existing medical cultivators, retailers, and processors to apply for dual-use licenses under the adult use program. Further, in July 2024, the ODCC began accepting applications from certain existing medical cultivators and retailers, as applicable, to apply for additional adult-use or dual-use dispensaries throughout the state ("10(B) Dispensary License"), the process of which is currently ongoing. Ohio's adult use statute permits localities to enact ordinances that prohibit or limit the operation of adult use cannabis businesses, and over sixty localities have done so as of the date of this Form 10-K.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Ohio. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Ohio Licenses

We, through our subsidiaries, currently hold a dual-use (medical and non-medical marijuana) dispensary license issued by the ODCC for, and we currently operate, one medical and adult-use dispensary under the Beyond Hello brand in Ohio. We, through our subsidiaries, also have a 10(B) Dispensary License to operate an additional dual-use dispensary under the Beyond Hello brand in Ohio, the application process for which is currently ongoing. Additionally, we, through our subsidiaries, recently entered into two agreements pursuant to which we'll acquire (subject to obtaining all required regulatory approvals and the satisfaction or waiver of all conditions precedent to closing), two dual-use (medical and non-medical cannabis) dispensary license issued by the ODCC for one medical and adult-use dispensary in Ohio and two associated 10(B) Dispensary License to operate an additional dual-use dispensary, all of which are expected to ultimately be operated under the Beyond Hello brand in Ohio. We, through our subsidiaries, also currently hold a dual-use cultivator level II license at, and currently operate, a 10,000 sq. ft. cultivation facility in Toledo, Ohio. We, through our subsidiaries, also currently hold a dual-use processor license at, and currently operate, a 7,000 sq. ft. processor facility in Columbus, Ohio.

License and Regulations

To be considered for approval of an applicable license, the applicant must complete all mandated requirements. To obtain a Certificate of Operation for a cultivation facility, processing facility, or medicinal dispensary, as applicable, the prospective licensee must be capable of operating in accordance with Chapter 3796 of the Revised Code, as administered by the Medical Marijuana Control Program. Certificates of Operation carry one-year terms.

Reporting Requirements

Ohio uses the METRC system as its seed-to-sale tracking system. Licensees are required to use METRC to push data to the State to meet all of the reporting requirements.

Storage and Security

All licensees must have a security system that remains operational at all times and that uses commercial grade equipment to prevent and detect diversion, theft or loss of medical cannabis, including:

- A perimeter alarm;
- Motion detectors; and
- Duress and panic alarms.

Video cameras must be installed at the processing facility and directed at all approved safes, approved vaults, cannabis sales areas, and any other area where plant material, medical cannabis extract, or medical cannabis products are being processed, stored or handled. Video surveillance must take place 24 hours a day, 7 days a week. Recordings from all video cameras must be readily available for immediate review by regulating and law enforcement with jurisdiction upon request and must be retained for at least 45 days.

The Company is in compliance with the laws of the State of Ohio and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's business activities or operations in the State of Ohio. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of Ohio, and such non-compliance may have an impact on the Company's business activities or operations in the state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the State of Ohio. See "*Regulatory Framework – Compliance*".

Pennsylvania

Pennsylvania Regulatory Landscape

The Pennsylvania Medical Marijuana Act (the "PAMMA") was signed into law on April 17, 2016 and originally provided access to Pennsylvania residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and post-traumatic stress disorder. Retail sales began in February 2018. The Commonwealth of Pennsylvania, which consists of nearly 13 million residents and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The PAMMA authorizes only a maximum of 25 grower/processing permits and 50 dispensary permits. As part of "Phase 1" of the Commonwealth's permitting process in 2017, the Pennsylvania Department of Health (the "PA DOH") which administers the Commonwealth's Medical Marijuana Program, originally awarded only 12 grower/processing permits and 27 dispensary permits. Subsequently, in 2018, PA DOH conducted "Phase 2" of the permitting process, during which it awarded the remaining 13 grower/processing permits and 23 dispensary permits authorized under the PAMMA. In July of 2019, the PA DOH expanded the list of qualifying medical conditions to include anxiety disorders and Tourette syndrome, and in March 2022 also expanded the list to include chronic hepatitis C. Historically, the PA DOH administered the medical marijuana program pursuant to temporary regulations promulgated in 2016. Following further legislative authorization for rulemaking, the PA DOH in March 2023 promulgated final, permanent regulations that replaced the temporary regulations.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Pennsylvania. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Pennsylvania Licenses

We, through our subsidiaries, currently hold six medical marijuana dispensary permits issued by the Pennsylvania Department of Health allowing for eighteen medical dispensaries in Pennsylvania, seventeen of which are currently operational under the Beyond Hello brand, and one of which is currently being relocated within its permit's geographical region. We also currently hold a medical marijuana grower-processor permit issued by the Pennsylvania Department of Health allowing for, and currently operate, a 123,000 sq. ft. cannabis cultivation and processing facility in Scranton, Pennsylvania, through our subsidiary Pennsylvania Medical Solutions, LLC.

All dispensaries must register with the PA DOH. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email and include a renewal form. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, the Company would expect its Pennsylvania subsidiaries to receive the applicable renewed license in the ordinary course of business. However, any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

License and Regulations

Each retail dispensary license permits the holder to purchase marijuana and marijuana products from grower/processing facilities and allows the sale of marijuana and marijuana products to registered patients.

Reporting Requirements

The Commonwealth of Pennsylvania uses MJ Freeway as a T&T system for seed-to-sale reporting. Individual permittees are required to use MJ Freeway to push data to the Commonwealth to meet all reporting requirements. The Company's subsidiaries use MJ Freeway as its in-house computerized seed-to-sale software, which integrates with the Commonwealth's MJ Freeway program and captures the required data points for cultivation, manufacturing and retail as required in the Pennsylvania medical marijuana laws and regulations.

Storage and Security

All dispensaries are required to have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor. The Company subsidiary dispensaries maintain security systems with professional monitoring, 24-hours a day and seven days a week, and fixed cameras on the interior and exterior of the facilities in a manner consistent with Pennsylvania law. Data for surveillance systems is stored for a period of 4 years in a readily available format for investigative purposes.

The Company is in compliance with the laws of the Commonwealth of Pennsylvania and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Pennsylvania. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the Commonwealth of Pennsylvania, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Pennsylvania. See "*Regulatory Framework – Compliance*".

Site-Visits & Inspections

All licensed dispensary locations must be inspected and approved by the PA DOH before commencing live operations. Thereafter, dispensaries are subject to PA DOH inspection, whether with or without notice.

Virginia

Virginia Regulatory Landscape

Virginia legalized medical marijuana for the treatment of glaucoma and cancer as part of sweeping changes to the Commonwealth's drug laws in 1979. In 2015, the Commonwealth passed legislation that provided an affirmative defense for the possession of cannabidiol or THC-A oil pursuant to a valid written certification for patient use of the oils from a physician to alleviate intractable epilepsy but made no provision for a patient to acquire these substances.

In 2017, Virginia commenced a program that allows registered patients to access and use cannabis oil. The enabling legislation also authorized the Commonwealth to issue 5 pharmaceutical processor licenses that allow the holder thereof to cultivate, manufacture and dispense medical cannabis from a single location. Pharmaceutical processor licenses are issued by the Virginia Board of Pharmacy (the "VA BOP") on a regional (restricted) based such that only one licensee is permitted to operate in each of 5 defined Health Service Areas across the Commonwealth. In 2018, the Commonwealth expanded the program to allow eligible practitioners to recommend medical cannabis to patients suffering from any diseases or conditions. Additionally, the law required information about dispensed oils to be reported in the Prescription Monitoring Program ("PMP") and mandated that practitioners check the PMP prior to issuing patient certifications. In March 2020, the Commonwealth further expanded the medical marijuana program by authorizing licensees to add 5 off-site dispensing locations within their Health Service Area, replacing definitions of CBD oil and THC-A oil with a single definition of "cannabis oil," and removing certain restrictions applicable to oil potency. The March 2020 legislation became effective on July 1, 2020, and a subset of the regulations implementing the March 2020 legislation became effective on September 30, 2020, with the remaining provisions taking effect on February 8, 2021.

In March 2021, the Commonwealth again expanded its medical marijuana program by, among other things, authorizing pharmaceutical processors to sell botanical products, and particularly flower. Regulations implementing this change became effective in September of the same year. In March 2022, the program was again expanded when the General Assembly passed legislation eliminating the requirement that certified patients apply for and receive a patient registration card from VA BOP. This change took effect on July 1, 2022 without the need for regulation.

In 2023, bills designed to improve operational efficiency and to transition the medical cannabis program to a new regulating body, the Cannabis Control Authority ("VA CCA") passed. Regulations implementing 2023 legislation were approved by VA CCA's Board in September 2023, which regulations became effective on January 1, 2024 when VA CCA formally took over regulatory control of the medical cannabis program.

The Company, through Dalitso, is in compliance with applicable licensing requirements and the regulatory framework enacted by the Commonwealth of Virginia.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the Commonwealth of Virginia. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, "*Risk Factors – Risks Related to the Regulatory Environment*".

Virginia Licenses

We, through our subsidiaries, currently hold one pharmaceutical processor permit and five cannabis dispensing facility permits, each issued by the VA CCA, collectively allowing for, and we currently operate, six medical dispensaries under the Beyond Hello brand in Virginia. The aforementioned pharmaceutical processor permit issued by the Virginia Board of Pharmacy further entitles us to, and currently operate, a 93,000 sq. ft. cannabis cultivation and processing facility in Manassas, Virginia, through our subsidiary Dalitso LLC.

License and Regulations

Pharmaceutical processors are required to designate a "Pharmacist in Charge" to manage their operation, and to have a supervising pharmacist on duty during all hours of operation. Numerous tasks that involve handling cannabis oil must be performed by a pharmacist or a pharmacy technician acting under a pharmacist's supervision. Those tasks include, for example, labeling oils, removing oils from inventory, measuring oils for dispensing, and selling oils. Pharmacists and pharmacy technicians must have current licenses, and the ratio of pharmacists to pharmacy technicians cannot exceed 6-to-1 (prior to recent legislative changes, the ratio was 4-to-1). The VA CCA has also imposed certain educational requirements cultivation and manufacturing processes, as well as significant employee training, both upon hire and on a regular, continuous basis thereafter.

A pharmaceutical processor must operate for a minimum of 35 hours per week. Access to the facility is limited to employees performing their job duties (who must display ID badges) and patients (and their parents or guardians). Pharmacists are required to counsel registered patients (and parents/legal guardians as applicable) about medical cannabis products, including (but not limited to) proper use and storage.

As a general matter, the VA CCA prohibits use of pesticides in cultivation (with some exception) and mandates that extraction methods meet industry standards. All medical cannabis products must be branded, tested, and registered with the VA CCA before they can be dispensed. Medical cannabis products must be packaged in child-resistant containers (with limited exceptions), properly labeled, and tested (at the batch level) by qualified independent laboratories. In the course of dispensing operations, a pharmacist or pharmacy technician must check patient identification and certification before dispensing any medical cannabis product(s) and detailed records about all dispensing transactions (along with other records) must be maintained for a period of not less than 3 years, and the licensee must implement a stringent quality assurance program designed to prevent dispensing errors. Expired, damaged or otherwise waste cannabis plant material and products must be stored in a secure manner until properly destroyed.

Reporting Requirements

Pharmaceutical processors are required to maintain an electronic tracking system comprised of an electronic radio-frequency identification seed-to-sale system capable of tracking cannabis from either the seed or immature plant stage until the cannabis oils are sold to a registered patient, parent, or legal guardian or until the cannabis, including the seeds, parts of plants, and extracts, are destroyed. The electronic tracking system shall include, at a minimum, a central inventory management system and standard and ad hoc reporting functions as required by the VA CCA (and must otherwise satisfy recordkeeping laws, rules and regulations).

The Company is in compliance with the laws of the Commonwealth of Virginia and the related cannabis licensing framework. There are no current incidences of non-compliance, citations or notices of violation outstanding which have an impact on the Company's licenses, business activities or operations in the Commonwealth of Virginia. Notwithstanding the foregoing, like all businesses the Company may from time-to-time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the Commonwealth of Virginia, and such non-compliance may have an impact on the Company's licenses, business activities or operations in the applicable state. However, the Company takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company's licenses, business activities or operations in all states in which the Company operates, including the Commonwealth of Virginia. See "*Regulatory Framework – Compliance*".

Storage and Security

Pharmaceutical processors are subject to a number of inventory and security requirements under Virginia law and VA CCA regulations. For example, they must: conduct an initial comprehensive inventory; establish ongoing inventory controls and procedures; conduct weekly inventory reviews; and prepare an annual inventory report (inventory records must be made available to the VA CCA and its agents for inspection and copying). All parts of the cannabis plant and medical cannabis products (whether finished or in process) must be stored in a locked and secured vault or safe with appropriate access limitations and the pharmaceutical processor must maintain a sophisticated security system that satisfies VA CCA mandated criteria. Cannabis and cannabis products must be stored in a generally clean, sanitary, and secure area, and storage areas and related procedures are subject to a number of VA CCA requirements. Pharmaceutical processors must install and maintain a video surveillance system that captures all areas where cannabis and cannabis products (whether finished or in process) are handled or stored. Surveillance recordings must be stored for 30 days and made available for the VA CCA's immediate review upon request. All security breaches or other events must be promptly reported to the VA CCA.

Site-Visits & Inspections

At all times, pharmaceutical processing facilities are subject to inspection by the VA CCA and certain other authorized agencies, and pharmacists and pharmacy technicians on-site must be prepared to present their current license or registration to the VA CCA or its agencies during inspections.

Compliance

With the oversight and under the direction of the VP of Compliance, the Company's legal department oversees, maintains, and implements a compliance program in conjunction with its operations in each jurisdiction. In addition to the Company's legal and compliance departments, the Company has local regulatory/compliance counsel engaged in every jurisdiction (state and local) in which it operates. Together with on-site management in each jurisdiction, the Company's legal and compliance departments are responsible for ensuring operations and employees strictly comply with applicable laws, regulations, and licensing conditions and ensure that operations do not endanger the health, safety or welfare of the community. The Company designates a duly qualified and experienced manager at each location who is responsible to coordinate with operational units within each facility (to extent applicable) to ensure that the operation and all employees are following and complying with the Company's written security procedures and all regulatory compliance standards.

In conjunction with the Company's human resources and operations departments, the compliance and quality departments help oversee and implement training for all employees, including on the following topics:

- compliance with state and local laws;
- cultivation/manufacturing/dispensing/transport procedures (as applicable);
- security and safety policies and procedures;
- inventory control, T&T, seed-to-sale, and point of sale systems training (as applicable); and
- quality control.

The Company's compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis (including living plants and harvested plant material) and cannabis product inventory. Only authorized, properly trained employees are allowed to access the Company's inventory management systems.

The Company's compliance department and legal team, comprised of in-house and local outside counsel, monitors all compliance notifications from the regulators and inspectors in each market, timely resolving any issues identified. The team maintains records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved. The Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. The Company maintains accurate records of its inventory at all licensed facilities. Adherence to the Company's standard operating procedures is mandatory and ensures that the Company's operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. Training on these standard operating procedures is mandatory by all employees and defined by function and role.

The Company has developed and continues to refine a robust compliance program designed to ensure operational and regulatory requirements continue to be satisfied and has worked closely with experts and outside counsel to develop compliance procedures intended to assist the Company in monitoring compliance with U.S. state law on an ongoing basis. The Company will continue to work closely with outside counsel and other compliance experts to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the complex regulatory frameworks of the states where the Company operates. The internal compliance program currently in place includes continued monitoring by managers and executives of the Company and its subsidiaries to ensure that all operations conform to and comply with required laws, rules, regulations and SOPs. The Company further requires its operating subsidiaries to report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them.

Notwithstanding the foregoing, from time to time, as with all businesses and all rules, it is anticipated that the Company, through its subsidiaries and establishments to which the Company provides operational support, may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

- staying open slightly too late due to an excess of customers at stated closing time;
- minor inventory discrepancies with regulatory reporting software;
- missing fields in regulatory reports;
- missing fields entries in a visitor log;
- cleaning schedules not available on display;
- educational materials and/or interpreter services not available in a sufficient number of languages;
- updated staffing plan not immediately available on site;
- improper illumination of external signage;
- marijuana infused product utensils improperly stored;
- partial obstruction of camera views; and/or
- supplemental use of onsite surveillance room (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may, among other things, issue investigatory- or demand-type letters, give warnings to or cite businesses which the Company operates or for which the Company provides operational support for violations, including those listed above. Such regulatory actions could lead to a requirement or directive to submit and thereafter comply with (for example) a plan of correction. Depending on the jurisdiction, it is also possible regulators may assess penalties and/or amendments, suspensions or revocations of licenses or otherwise take action that may impact the Company's licenses, business activities, operational support activities or operations.

To minimize opportunities for non-compliance and among other measures, the Company has implemented regular compliance reviews to ensure its subsidiaries and establishments to which it provides operational support are operating in conformance with applicable State and local cannabis rules and regulations. In the event non-compliance is discovered, during a compliance review or otherwise, the Company will promptly remedy the same, including by self-reporting to applicable State and local cannabis regulators as and when required by law and will make all requisite and appropriate public disclosures of non-compliance, citations, notices of violation and the like which may have an impact on its licenses, business activities, operational support activities or operations.

State License Renewal Requirements

For each of our provisional and operational licenses, the states impose strict license renewal requirements that vary state by state. We generally must complete the renewal application process within a prescribed period of time prior to the expiration date and pay an application fee. The state licensing body can deny or revoke licenses and renewals for a variety of reasons, including but not limited to (a) submission of materially inaccurate, incomplete or fraudulent information, (b) failure of the company or any of its directors or officers to comply, or have a history of non-compliance, with any applicable law or regulation, including laws relating to minimum age of customers, safety and non-diversion of cannabis or cannabis products, taxes, child support, workers compensation and insurance coverage, or otherwise remain in good standing (c) failure to submit or implement a plan of correction for any identified violation, (d) attempting to assign registration to another entity without state approval, (e) insufficient financial resources, (f) committing, permitting, aiding or abetting of any illegal practices in the operation of a facility, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at a licensed facility and (h) lack of responsible operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Certain jurisdictions also require licensees to attend a public hearing or forum in connection with their license renewal application.

Human Capital Resources

As of December 31, 2024, we had 1,234 employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding our human capital.

Our employees are split across the Company as follows:

Corporate	115
Retail	659
Manufacturing	460
Total:	1,234

As of December 31, 2024, approximately 26 employees who work in our Sauget, Illinois dispensary are eligible to be covered by a collective bargaining agreement with United Food and Commercial Workers Union, Local 881 once negotiations of such agreements are concluded.

As of December 31, 2024, approximately 180 employees who work in our Scranton, Pennsylvania cultivation and processing facility and approximately 44 employees who work in our Bethlehem, Dickson City and Stroudsburg, Pennsylvania dispensaries are covered by a collective bargaining agreement with United Food and Commercial Workers Union, Local 1776KS.

We did not experience any union work stoppages in 2024 and we consider our relationship with our employees to be good.

Available Information

We maintain a website at http://www.jushico.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all filed exhibits and amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed, with or furnished to, the SEC. The information provided on our website is not part of this document. You may find our filings on the SEC's website at www.sec.gov. Additional information relating to the Company is also available under the Company's profile under SEDAR at www.sedar.com.

Item 1A. Risk Factors

<u>Summary of Risk Factors</u>

The Company is subject to numerous risks and uncertainties, any of which could have a significant or material adverse effect on our business, financial condition, liquidity or consolidated financial statements. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC, before making a decision to invest in our Subordinate Voting Shares.

Risks Related to Our Business and Industry
- The cannabis industry is relatively new, and we face risks due to such immaturity and limited comparable, competitive or established industry best practices.
- Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.
- Our success will depend, in part, on our ability to grow our business, which may be through acquiring other companies or technologies which each includes inherent risks.
- If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.
- We have a history of losses and negative cash flow from operations, and we expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations and may not be able to sustain profitability.
- The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the U.S.
- We expect to be subject to taxation in both Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.
- We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.
- We are subject to risks related to growing an agricultural product.
- We are highly dependent on certain key personnel.
- We face inherent risks of liability claims related to the use of our products.
- We may become party to litigation in the ordinary course of business.
- Consumer preferences may change and our products may no longer be appealing to consumers.
- Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.
- We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions, and our reputation and ability to do business may be negatively impacted by the improper conduct of our business partners, employees or agents.
- We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic

losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences.
- We have a substantial level of indebtedness that requires us to comply with certain restrictions and covenants, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. The terms of our indebtedness may also impair our ability to respond to changing business and economic conditions and may seriously harm our business.

Risks Related to the Regulatory Environment
- Cannabis is illegal under U.S. federal law.

- The regulation of cannabis in the U.S. is uncertain.
- Government inquiries and investigations could harm our business or reputation.
- We are constrained by law in our ability to market our products in the jurisdictions in which we operate.
- Anti-Money Laundering Laws in the U.S. may limit access to funds from banks and other financial institutions.
- We are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations, have a higher risk of IRS Audits and may not be successful in defending our tax filing positions.
- The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
- Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.
- We could be materially adversely impacted due to restrictions under U.S. border entry laws.
- Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations.
- As a cannabis company, we may be subject to heightened scrutiny in Canada and the U.S. that could materially adversely impact the liquidity of the Subordinate Voting Shares.
- We may not have access to U.S. bankruptcy protections available to non-cannabis businesses.
- There is doubt regarding our ability to enforce contracts.
- We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.
- We may not be able to adequately protect our intellectual property.

- Our property is subject to risk of civil asset forfeiture.
- We could be subject to criminal prosecution or civil liabilities under the Racketeer Influenced Corrupt Organizations Act ("RICO").

Risks Related to Owning Jushi's Subordinate Voting Shares
- Return on Subordinate Voting Shares is not guaranteed.

- Raising additional capital may cause dilution to our shareholders.

- Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

- The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

- There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

- Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Risk Factors

Risks Related to Our Business and Industry

The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol (CBD), and tetrahydrocannabinol (THC) remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry constrained by varying state regulations, there are not many established operators in the medical and adult use cannabis industry whose business models we can follow or build upon. Similarly, there is limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investments.

Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisition include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;
- coordination of research and development and sales and marketing functions;
- retention of employees from the acquired company;
- cultural challenges associated with integrating employees from the acquired company into our organization;
- integration of the acquired company's accounting, management information, human resources, and other administrative systems;
- the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
- potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;
- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and
- litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former shareholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders' interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

We have a history of losses and negative cash flow from operations, and we expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations and may not be able to sustain profitability.

Although we reported net income from operations and positive cash flow from operating activities for the year ended December 31, 2024, we have a history of losses from operations and negative cash flow from operating activities and may incur losses and negative operating cash flow in the future. We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to sustain profitability, the market price of our securities may significantly decrease.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the U.S.

Given the heightened risk profile associated with cannabis in the U.S., capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the U.S. to trade our securities. In the event residents of the U.S. are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

We expect to be subject to taxation in both Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

We are a Canadian corporation, and as a result generally would be classified as a non-U.S. corporation under the general rules of U.S. federal income taxation. Section 7874 of U.S. Internal Revenue Code of 1986, as amended (the "Code"), however, contains rules that can cause a non-U.S. corporation to be taxed as a U.S. corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation created or organized outside of the U.S. will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a U.S. corporation or constituting a U.S. trade or business, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the non-U.S. corporation by reason of holding shares of the acquired U.S. corporation or acquired trade or business, and (iii) after the acquisition, the non-U.S. corporation's expanded affiliated group does not have substantial business activities in the non-U.S. corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities.

Pursuant to Section 7874 of the Code, we are classified as a U.S. corporation for U.S. federal income tax purposes and are subject to U.S. federal income tax on our worldwide income. Regardless of any application of Section 7874 of the Code, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we will be subject to taxation both in Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

We are a holding company and essentially all of our assets are the capital stock of our subsidiaries. We currently conduct substantially all of our business through our subsidiaries, which currently generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are largely dependent on the earnings of our subsidiaries and the distribution of those earnings to Jushi Holdings Inc. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries' operating results and will be subject to applicable laws and regulations that require solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary's assets before we or our shareholders would be entitled to any payment or residual assets.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, greater access to public equity markets, longer operating histories and more manufacturing, retail and marketing experience than us. As we execute our growth strategy, operators in markets we enter in the future will become direct competitors, and we are likely to face intense competition from these companies. In markets we are already operating in, we are likely to continue to face increasing competition from our competitors. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the U.S. increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors will likely begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have the necessary resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions of third parties by our competitors or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on prices for our products and services, which could result in impairment of our asset values and negatively impact our profitability.

We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of our management team as of the date of this report. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases, natural disasters and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

We are highly dependent on certain key personnel.

We depend on key managerial personnel, including James Cacioppo, our Chief Executive Officer and Chairman, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

We face inherent risks of liability claims related to the use of our products.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. Although we have quality control procedures in place, we may be subject to various product liability claims, including, among others, that the products produced by us, or the products that we purchase from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. Previously unknown adverse reactions resulting from human consumption and use of cannabis products alone or in combination with other medications or substances could occur. In addition, the manufacture and sale of cannabis products involves risk of injury to consumers due to tampering by unauthorized third parties or product contamination. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become a party to litigation in the ordinary course of business.

We may become a party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation be brought against us, such litigation could result in substantial cost to the Company and could divert management's time and attention away from day-to-day operations which could have an adverse effect on our results of operations and financial condition. In addition, should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares.

We may be unable to obtain adequate insurance coverage.

We have obtained insurance coverage with respect to workers' compensation, general liability, directors' and officers' liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

Consumer preferences may change and our products may no longer be appealing to consumers.

Consumer preferences may change, and we may be unsuccessful in acquiring or retaining consumers and keeping pace with changing market developments. This could result in lower than expected demand for our products, which could adversely affect our revenues.

As a result of constantly changing consumer preferences, consumer products often attain financial success for a limited period of time. Even if our products achieve financial success, there can be no assurance that we are able to maintain that success or that those products will enable us to continue to be profitable. Our success will be significantly dependent upon our ability to develop new and improved product lines and adapt to consumer preferences. Even if we are successful in introducing new products or further developing our current products, the failure of those products to gain consumer acceptance or the failure to update our products in ways that our customers expect could cause a decline in our products' popularity and impair our brand. In addition, we may be required to invest significant amounts of capital in the creation of new product lines, brands, marketing campaigns, packaging and other product features—none of which are guaranteed to be successful. Failure to introduce new features and product lines and to achieve and sustain market acceptance, or our inability to satisfy consumer preferences, could adversely affect our ability to generate sufficient revenue in order to maintain profitability.

The cannabis industry is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. We may not be successful in developing desirable and safe new products, anticipating shifts in social trends and consumer demands, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business and results of operations.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers and or marijuana generally. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and Jushi generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We are subject to security risks related to our products as well as our information and technology systems.

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. We implement security measures to counteract this threat, but there is no guarantee that these measures will be sufficient. A breach of our security measures at one of our facilities could result in the loss of significant amounts of assets and/or cash, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.

In addition, we collect and store personal information about our patients and confidential information about our business, and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers and/or our business on our systems and applications. We may retain third-party vendors to collect and store personally identifiable information and other confidential information and/or our business, to the extent permitted by applicable law. Though we maintain, and expect our third-party vendors to maintain, robust, proprietary security protocols, we or our third-party vendors may experience attempts by unauthorized parties to access the personally identifiable information and other confidential information of our customers and/or our business. This information could also be otherwise exposed through human error or malfeasance by us or our third-party vendors. The unauthorized access or compromise of this personally identifiable information and/or other confidential information could have a material adverse impact on our business, financial condition, reputation and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could expose us to additional liability and to potentially costly litigation and such theft or privacy breach would have a material adverse effect on our business, financial condition, reputation and results of operations.

Our operations depend and will depend, in part, on how well we and our third-party vendors protect our networks, equipment, information technology ("IT") systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on our and our third-party vendors timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions.

We are exposed to the risk that any of the employees, independent contractors and consultants of our company and our subsidiaries may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and local healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a material impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our reputation and ability to do business may be negatively impacted by the improper conduct of our business partners, employees or agents.

In California and Illinois, we depend solely on third-party suppliers for products. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' production or product availability could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers. Any improper acts by any third party we rely on for production or shipping could have an adverse effect on our business.

Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any improper acts or allegations could damage our reputation and subject us to civil or criminal investigations and related stockholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees.

We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences.

Our data and information technology systems are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions, or cause damage, security issues, or shutdowns. They also may be able to develop and deploy viruses, worms, ransomware and other malicious software programs that attack our systems or otherwise exploit security vulnerabilities. Because the techniques used to circumvent, gain access to, or sabotage security systems, can be highly sophisticated and change frequently, they often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties, and other third parties with otherwise legitimate access to our systems. Our policies, employee training (including phishing prevention training), procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties, or other third parties. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, and our and our customers' data. Additionally, our vendors and any third-party service providers we use who process information on our behalf may cause security breaches for which we are responsible or suffer losses.

For instance, in 2022 and 2023 we became aware that we were subject to what we believe were two phishing attacks which resulted in payments being made to individuals pretending to be legitimate vendors. No such attacks occurred in 2024. Although these attacks were not material, such losses in the future could have a material adverse effect on our business operations, cash flows and financial condition.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our partners and customers, result in disruption or interruption to our business operations, and subject us to significant liability and expense, which would harm our business, operating results, and financial condition.

We have a substantial level of indebtedness that requires us to comply with restrictions and covenants, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. The terms of our indebtedness may also impair our ability to respond to changing business and economic conditions and may seriously harm our business.

We had $180.0 million of indebtedness, as of December 31, 2024, excluding $21.5 million of debt that is subject to indemnity claims in favor of the Company. We have incurred significant indebtedness under our Senior Secured Credit Agreement (the "Term Loans"), our 12% second lien notes (the "Second Lien Notes") and certain acquisition-related promissory notes to fund working capital and other cash needs and to fund acquisitions. We expect to incur additional indebtedness in the future.

Our debt service cost for the Term Loan is approximately $1.5 million per calendar quarter and our debt service cost for the Second Lien Notes is approximately $2.4 million per calendar quarter. The Term Loan and the Second Lien Notes are secured by all material assets and owned equity of the Company and certain of its wholly-owned direct and indirect subsidiaries, subject to certain exclusions including cannabis, cannabis-related, hemp and hemp-related permits and licenses, inventory, and assets and equity interests that cannot be collateralized pursuant to law or contractual obligation.

In addition, the terms of our existing debt instruments require, and any debt instruments we enter into in the future may require, that we comply with certain restrictions and covenants. These covenants and restrictions, as well as any significant increase in our indebtedness, could adversely impact us for a number of reasons, including:

- resulting in an event of default if we fail to satisfy our obligations under our outstanding debt or fail to comply with the financial or other restrictive covenants contained in the agreements governing our other indebtedness, which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders and noteholders to foreclose on the assets securing any such debt;
- increasing our vulnerability to general economic and industry conditions;
- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure that we will generate a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are unable to refinance existing indebtedness on favorable terms, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and thus render us unable to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, the terms of our debt instruments may prohibit such dispositions. We may not otherwise be able to consummate those dispositions or be able to obtain the proceeds which we could realize from them and any such proceeds received may not be adequate to meet any debt service obligations then due, which would seriously harm our business and prospects.

We are subject to labor risks and a dispute with our employees or labor unions could have an adverse effect on our results of operations.

Labor unions are working to organize workforces in the cannabis industry in general. As of December 31, 2024, approximately 250 of our employees are covered/eligible to be covered by collective bargaining agreements with labor unions, and it is possible that employees in certain other facilities or dispensaries will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

Reliance on Third-Party Suppliers, Manufacturers and Contractors; Reliance on Key Inputs.

Our business is dependent on a number of key inputs from third-parties and their related costs, including raw materials and supplies related to our cultivation and manufacturing operations, as well as electricity, water and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., our third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for our operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third-parties could materially impact our business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If we become reliant upon a sole source supplier and that supplier was to go out of business or suspend services, we might be unable to find a replacement for such source in a timely manner or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to us in the future. Additionally, any supplier could at any time suspend or withdraw services. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and operating results.

We rely on key utility services.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

Inflation could pose a risk to our business.

A continued upward rate of inflation could influence the profits that we generate from our business. When the rate of inflation rises, the operational costs of running our company also increases, such as labor costs, raw materials and public utilities, thus affecting our ability to provide our serves at competitive prices. An increase in the rate of inflation could force our customers to search for other products, causing us to lose business and revenue.

Risks Related to the Regulatory Environment

Cannabis is illegal under U.S. federal law.

In the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized adult-use of cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for use under medical supervision. The concepts of "medical cannabis," "retail cannabis" and "adult-use cannabis" do not exist under U.S. federal law. However, in October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. On August 29, 2023, HHS delivered a recommendation to move cannabis from Schedule I to Schedule III to the DEA.

On May 21, 2024, the DEA published a proposed rule in the Federal register by which it proposed to transfer marijuana from Schedule I of the Controlled Substances Act to Schedule III. The DEA stated that the re-scheduling would be "consistent with the view of the Department of Health and Human Services that marijuana has a currently accepted medical use as well as HHS's views about marijuana's abuse potential and level of physical or psychological dependence." The DEA further stated that "if the transfer to Schedule III is finalized, the regulatory controls applicable to Schedule III controlled substances would apply, as appropriate, along with existing marijuana-specific requirements and any additional controls that might be implemented, including those that might be implemented to meet U.S. treaty obligations. If marijuana is transferred to Schedule III, the manufacture, distribution, dispensing, and possession of marijuana would remain subject to the applicable criminal prohibitions of the Controlled Substances Act. Any drugs containing a substance within the Controlled Substances Act's definition of 'marijuana' would also remain subject to the applicable prohibitions in the Federal Food, Drug, and Cosmetic Act." As part of the proposed rule, the DEA solicited public comments through July 22, 2024. The proposed rule received over 40,000 comments, which the DEA must consider as part of finalizing its policy.

On August 29, 2024, the DEA announced in the Federal register that it would be holding a hearing on December 2, 2024, during which procedural and scheduling matters were addressed. Merits-based hearings began on January 1, 2025, with testimony from government witnesses. Twenty-five parties allegedly aggrieved by the proposed rescheduling rule selected by the DEA Administrator are currently scheduled to give testimony between January 22, 2025, and March 6, 2025. Concurrently, at least two federal lawsuits alleging impropriety by DEA in connection with the rescheduling have been filed to date. It is currently unclear whether or to what extent litigation will interrupt or delay the administrative hearing process. For these reasons, mid-March 2025 is likely the earliest rescheduling could be completed, and it is possible the process could remain ongoing for a considerably longer period of time.

While the directive could result in the decriminalization of marijuana for medical and adult-use by descheduling or rescheduling marijuana, there are no assurances if or when there could be any change in the regulation of marijuana under the CSA. Although we believe that our business activities are compliant with applicable state and local laws in the U.S., compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

The regulation of cannabis in the U.S. is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

Government inquiries and investigations could harm our business or reputation.

As the regulatory framework for cannabis continues to evolve in the U.S., government officials often exercise broad discretion in deciding how to interpret and apply applicable local, state and federal laws or regulations. In the future, we may receive formal and informal inquiries from or become subject to investigations by various governmental regulatory authorities regarding our business and compliance with federal, state and local laws, regulations, or standards. Any determination or allegation that our products, operations or activities, or the activities of our employees, contractors or agents, are not in compliance with existing laws, regulations or standards, could adversely affect our business in a number of ways. Even if such inquiries or investigations do not result in the imposition of fines, interruptions to our business, loss of suppliers or other third-party relationships, terminations of necessary licenses and permits, the existence of those inquiries or investigations alone could create negative publicity that could harm our business or reputation.

We are constrained by law in our ability to market our products in the jurisdictions in which we operate.

State and local jurisdictions enforce extensive and detailed requirements applicable to cannabis products in their jurisdiction. In addition, the Federal Trade Commission (the "FTC") regulates advertising of consumer products generally, imposes requirements regarding the use and content of testimonials and endorsements, and also requires that advertising claims be adequately substantiated. As such, our brand and portfolio of products must be specifically tailored, and our marketing activities carefully structured, to comply with the state and local regulations, as well as the FTC's rules and regulations. These restrictions may preclude us from effectively marketing our products and competing for market share, or impose costs on us that cannot be absorbed through increased selling prices for our products.

Anti-Money Laundering Laws in the U.S. may limit access to funds from banks and other financial institutions.

In February 2014, the Treasury Department Financial Crimes Enforcement Network ("FinCEN") issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. Department of Justice (the "DOJ"), FinCEN, or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the U.S., and may have to operate our U.S. business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the "Bank Secrecy Act"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S.

In the event that any of our operations or related activities in the U.S. were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the Code "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." This provision has been applied by the United States Internal Revenue Service (the "IRS") to cannabis operations, prohibiting companies engaged in such operations from deducting expenses directly associated with the sale of cannabis. Section 280E of the Code may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E of the Code and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result of Section 280E of the Code, an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses.

We are subject to tax audits by various tax authorities in multiple jurisdictions.

We are subject to audit and examination by U.S. federal, state and foreign jurisdiction tax authorities. Our income tax returns are based on calculations and assumptions that require significant judgment. We regularly assess the potential outcomes of examinations and audits by tax authorities in determining the adequacy of our provision for income taxes. Additionally, we believe that there is a higher risk that the IRS will scrutinize closely the U.S. federal tax returns of cannabis-related businesses and/or businesses who defer estimated tax payments. Non-payment, assessments or disallowance of our tax positions by taxing authorities can result in the imposition of additional taxes, asset liens, forfeitures, penalties, interest and other obligations, as well as increased accounting and legal expenses, which could be material and adversely affect our financial condition and results of operations.

We may not be successful in defending our tax filing positions, which could adversely impact our financial condition and results of operations.

If our tax positions, including our tax position on 280E, were to be challenged by federal, state, local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Our management exercises significant judgment when assessing the probability of successfully sustaining our tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, or we may be required to reduce the carrying amount of our net deferred tax asset or current ERC receivable, either of which could be significant to our financial condition and results of operations.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-classified to a lower schedule, the resulting re-classification would result in the need for approval by the FDA if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the U.S. Drug Enforcement Administration (the "DEA"). In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

Should the U.S. federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

We could be materially adversely impacted due to restrictions under U.S. border entry laws.

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the U.S. as a result of their business associations with U.S. cannabis businesses. Entry into the U.S. happens at the sole discretion of U.S. Customs and Border Patrol ("CBP") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has warned travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the U.S. Business or financial involvement in the cannabis industry in the U.S. could also be reason enough for denial of entry into the U.S. In September 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the U.S. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the U.S. In October 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers and managers of and investors in companies involved in business activities related to cannabis in the U.S. (such as Jushi), who are not U.S. citizens face the risk of being barred from entry into the U.S. for life.

Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations.

Disruptions and volatility in U.S. and global financial markets, inflation, high interest rates, recession and declining consumer and business confidence could lead to decreased levels of consumer spending and higher costs. Our operations could be affected should a recession occur or inflation, the unemployment level or interest rates reach levels that influence consumer trends and spending and, consequently, impact our sales volume, pricing, cost of goods and profitability. These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. As a result, we may not be able to maintain our existing customers or attract new customers, or we may be forced to increase or reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of a recession or other disruptions in the U.S. credit and financial markets and adverse U.S. and global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and results of operations.

As a cannabis company, we may be subject to heightened scrutiny in Canada and the U.S. that could materially adversely impact the liquidity of the Subordinate Voting Shares.

Our existing operations in the U.S., and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the U.S. and Canada.

Given the heightened risk profile associated with cannabis in the U.S., The Canadian Depository of Securities ("CDS") may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the U.S.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

We may not be able to locate and obtain the rights to operate at preferred locations.

In Massachusetts and certain states we operate in, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

We may not have access to U.S. bankruptcy protections available to non-cannabis businesses.

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

There is doubt regarding our ability to enforce contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the U.S., judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. For example, in Massachusetts, no person or entity may have an ownership interest in, or control over, more than three medical licenses or three adult-use licenses in any category, which include cultivation, product manufacturing, transport or retail. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

We may not be able to adequately protect our intellectual property.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

We could be subject to criminal prosecution or civil liabilities under RICO.

RICO criminalizes the use of any profits from certain defined "racketeering" activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as "racketeering" as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such "racketeers," and can claim triple their amount of estimated damages in attendant court proceedings. Jushi or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

Risks Related to Owning Jushi's Subordinate Voting Shares

Return on Subordinate Voting Shares is not guaranteed.

There is no guarantee that the Subordinate Voting Shares will earn any positive return in the short-term or long-term. A holding of Subordinate Voting Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Subordinate Voting Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Raising additional capital may cause dilution to our shareholders.

Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. As of February 28, 2025, we have an aggregate of 196,696,597 Subordinate Voting Shares issued and outstanding (excluding securities convertible into or exercisable for Subordinate Voting Shares). A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business or our market, our share price and trading volume could decline.

The trading market for our Subordinate Voting Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business, our market or our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Subordinated Voting Shares or publish inaccurate or unfavorable research about our business or industry, the trading price of our shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol "JUSH" and quoted on the OTCQX Best Market under the symbol "JUSHF." The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

- the number of shareholders;
- our operating performance and financial condition;
- the market for similar securities;
- the extent of coverage by securities or industry analysts; and
- the interest of securities dealers in making a market in the shares.

There can be no assurance that an active trading market for the Subordinate Voting Shares will be sustained.

We are subject to increased costs as a result of being a U.S. and Canadian reporting company.

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian and United States securities laws and rules of any stock exchange on which our securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

The provisions of our articles of incorporation requiring exclusive forum in the courts of the province of British Columbia and appellate courts therefrom for certain disputes may have the effect of discouraging lawsuits against us or our directors and officers.

Pursuant to section 28 of our articles of incorporation (the "Articles"), unless we approve or consent in writing to the selection of an alternative forum, the courts of the province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of our Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to our Company, (c) any action asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) or the Notice of Articles or Articles of our Company (as either may be amended from time to time); or (d) any action asserting a claim otherwise related to the relationships among our Company, its affiliates and their respective shareholders, directors and/or officers, but this does not include claims related to the business carried on by our Company or such affiliates; provided however it is uncertain whether such provision would apply to actions arising under U.S. federal securities laws, and if it does, whether a British Columbia Court would enforce such provision since in accordance with Section 27 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), United States federal courts shall have jurisdiction over all suits and any action brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and that in accordance with Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), United States federal and state courts shall have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The choice of forum provision may limit the ability of our shareholders to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or other employees, and may discourage such lawsuits. If a British Columbia court ruled the choice of forum provision was inapplicable or unenforceable in an action, we may incur additional costs to resolve such action in other jurisdictions. Our shareholders will not be deemed, by operation of the choice of forum provision, to have waived our obligation to comply with all applicable United States federal securities laws and the rules and regulations thereunder.

We are an "emerging growth company" and a "smaller reporting company" and will be able take advantage of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make our Subordinate Voting Shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We are permitted and intend to take advantage of these reporting exemptions described above until we are no longer an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of shares of our common stock (i.e. our Subordinate Voting Shares) held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of shares of our common stock (i.e. our Subordinate Voting Shares) held by non-affiliates is less than $700 million. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. If we are a smaller reporting company at the time we cease to be an emerging growth company, we are permitted and may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation.

We cannot predict if investors will find our Subordinate Voting Shares less attractive if we choose to rely on these exemptions. If some investors find our Subordinate Voting Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Subordinate Voting Shares and the price of our Subordinate Voting Shares may be more volatile.

Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud, and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of monitoring of internal control, we may discover material weaknesses or significant deficiencies in internal control that require remediation. This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies". When we cease to be an "emerging growth company", we will also be required to comply with the auditor attestation requirements.

We have in the past discovered, and may in the future discover, areas of internal controls that need improvement, and we continue to work to remediate and improve our internal controls. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain effective controls or to timely implement any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation, or cause investors to lose confidence in the reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity program is informed by industry standard cybersecurity frameworks. We benchmark against these frameworks and our internal risk assessment process to inform how we identify, protect, detect, respond to, and recover from risks, threats, vulnerabilities, and cybersecurity incidents.

Our cybersecurity risk management program is part of and integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Members of our cybersecurity team collaborate with employees and management across our organization on an ongoing basis to assess and refine our cybersecurity processes, and we conduct cybersecurity awareness training of our employees, incident response personnel, and senior management. Our cybersecurity risk management program includes an incident response plan, which includes procedures for responding to cybersecurity incidents.

We also utilize external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls. We have in place a third-party risk management process for third-party IT service providers, suppliers, and vendors.

Notwithstanding the foregoing, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

As of December 31, 2024, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information about our cybersecurity related risks (including as a result of any prior cybersecurity incidents), see Part 1, Item 1A, Risk Factors under the risk titled *"We have in the past and may in the future experience threats and breaches to our data and information technology systems, including malicious software codes, viruses, phishing, ransomware and other cyber-attacks, that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information or unauthorized financial access, theft or crimes, which could result in increased costs, economic losses, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences*."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee receives periodic reports from management on the Company's cybersecurity management program as well as our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes technical and managerial expertise, enabling them to proficiently design, engineer, and oversee the organization's overall security stance. Their capabilities encompass a wide range of skills, including experience in security and risk management, vulnerability management, as well as backgrounds in network security and operations, and security architecture.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our corporate headquarters are located in Boca Raton, Florida. The following table sets forth the Company's principal cultivation and processing properties as of December 31, 2024.

Production Properties

Description	Location	Leased / Owned
Columbus Facility	Columbus, OH	Leased
Lakeville Facility	Lakeville, MA	Leased
Manassas Facility	Manassas, VA	Owned
Reno Facility	Reno, NV	Leased
Scranton Facility	Scranton, PA	Leased
Sparks Facility	Sparks, NV	Leased
Toledo Facility	Toledo, OH	Owned

As of December 31, 2024, we operated thirty-eight cannabis dispensaries located in California (one), Illinois (five), Massachusetts (two), Nevada (four), Ohio (three, which includes two co-located medical and adult-use dispensaries which we operate pursuant to management services agreements), Pennsylvania (seventeen) and Virginia (six).

Most of our locations are leased from third parties, which have expiration dates between 2025 and 2043. We believe that our facilities and expansion plans are adequate for our current and anticipated needs.

Item 3. Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. For a description of our legal proceedings, refer to Claims and Litigation in Note 22 - Commitments and Contingencies in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Subordinate Voting Shares are traded on the Canadian Securities Exchange ("CSE") under the symbol "JUSH". The Subordinate Voting Shares are also traded on the United States Over the Counter Stock Market ("OTCQX") under the symbol "JUSHF". Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Shareholders

As of February 28, 2025, there are 224 holders of record of our Subordinate Voting Shares.

Dividends

We have not declared dividends or distributions on Subordinate Voting Shares in the past. In addition, among other things, the Trust Indenture governing the Term Loan and Second Lien Notes (each as defined and described in more detail in Note 10 - Debt of our financial statements included in this Annual Report on Form 10-K) limit our ability to declare or pay dividends or make certain other payments. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends (including the Term Loan and Second Lien Notes) and any other factors that the board of directors deems relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The information required in response to Item 201(d) of Regulation S-K is set forth in Part III, Item 12 of this Annual Report on Form 10-K which is incorporated herein by reference.

Performance Graph

The following graph compares the cumulative total shareholder return on Jushi Holdings Inc. Subordinate Voting Shares for the five years ended December 31, 2024, with the comparable cumulative return of the Russell 2000 Index and a selected peer group of companies. The comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on December 31, 2019. The returns of each company in the peer group have been weighted to reflect their market capitalizations. All amounts below are disclosed in U.S. Dollars. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.



COMPARISON OF CUMULATIVE TOTAL RETURN

ASSUMES $100 INVESTED ON JUN. 31, 2019
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2024

Below are the specific companies included in the peer group.

• Trulieve Cannabis Corp.	• TerrAscend Corp.	• Verano Holdings Corp.
• MariMed Inc.	• Ascend Wellness Holdings, Inc.	• Cresco Labs Inc.
• Curaleaf Holdings, Inc.	• Green Thumb Industries Inc.	• 4Front Ventures Corp.

Recent Sales of Unregistered Securities

None

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements and notes thereto for the years ended December 31, 2024 and 2023 (the "Annual Financial Statements"). Unless the context indicates or requires otherwise, the terms "Jushi", "the Company", "we", "us" and "our" refers to Jushi Holdings Inc. and its controlled entities. The Annual Financial Statements have been prepared by management and are in accordance with generally accepted accounting principles in the United States ("GAAP"), and all amounts are expressed in U.S. dollars unless otherwise noted. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should read "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" contained in this Annual Report on Form 10-K.

Company Overview

We are a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing operations in both medical and adult-use markets. We are focused on building a diverse portfolio of cannabis assets through opportunistic investments and pursuing application opportunities in attractive limited license jurisdictions and capitalizing on such assets through strategic deployment in our day-to-day operations. We have targeted assets in highly populated, limited license medical markets on a trajectory toward adult-use legalization, including Pennsylvania, markets that are in the process of transitioning to adult-use, namely Virginia, and limited license, fast-growing, large adult-use markets, such as Illinois, Nevada, Massachusetts and Ohio, and certain municipalities of California.

Refer to "*Item I. Business*" section and to our Annual Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K for additional information about us.

Factors Affecting our Performance and Related Trends

Competition and Pricing Pressure

The cannabis industry is subject to significant competition and pricing pressures, which is often market specific and can be caused by an oversupply of cannabis in the market, and may be transitory from period to period. We may experience significant competitive pricing pressures as well as competitive products and service providers in the markets in which we operate. Several significant competitors may offer products and/or services with prices that may match or are lower than ours. We believe that the products and services we offer are generally competitive with those offered by other cannabis companies. It is possible that one or more of our competitors could develop a significant research advantage over us that allows them to provide superior products or pricing, which could put us at a competitive disadvantage. Continued pricing pressure due to competition, increased cannabis supply or shifts in customer preferences could adversely impact our customer base or pricing structure, resulting in a material impact on our results of operations, or asset impairments in future periods. For further discussion on the impact of asset impairments during the years ended December 31, 2024 and 2023, refer to Note 7 - Goodwill and Other Intangible Assets of our Annual Financial Statements.

Recent Developments

(Amounts expressed in thousands of U.S. dollars, except share and per share amounts)

The following represents our recent developments since the filing of our Form 10-Q for the quarterly period ended September 30, 2024, which was filed on November 7, 2024. For information on our developments in the earlier part of 2024, also refer to (i) Form 10-Q for the quarterly period ended June 30, 2024, which was filed on August 7, 2024 and (ii) Form 10-Q for the quarterly period ended March 31, 2024, which was filed on May 9, 2024. The Form 10-Qs may also be accessed on SEDAR.

Second Lien Notes

On February 25, 2025, we issued US$3,719 principal amount of 12% second lien notes due 2026 ("Second Lien Notes") and C$2,000 principal amount of Second Lien Notes. The issuances of the Second Lien Notes were also accompanied by detached warrants to purchase the Company's subordinate voting shares, no par value per share, in a private placement. An entity affiliated with our Chief Executive Officer was issued US$3,719 principal amount of United States dollar denominated Second Lien Notes, for a purchase price of US$3,347 and received up to 6,198,333 warrants. A significant investor also subscribed for C$2,000 principal amount of Canadian dollar denominated Second Lien Notes, for a purchase price of C$1,800 and received up to 2,346,333 warrants.

Employee Retention Credit ("ERC") Claims

On February 11, 2025, we executed an agreement with an unrelated third party to factor certain ERC claims amounting to $5,978 at a discount rate of 15%, and received $5,081 in net cash proceeds on February 14, 2025. We are also entitled to receive a portion of any interest paid on our respective ERC claims through the transaction date. The execution of this agreement was a recognizable subsequent event to the year ended December 31, 2024, in accordance with Topic ASC 855, Subsequent Events. Refer to Note 4 - Prepaid Expenses and Other Current Assets of our Annual Financial Statements included in this Annual Report on Form 10-K for more information.

Results of Operations

(Amounts expressed in thousands of U.S. dollars, except share and per share amounts)

| | Year Ended December 31, | | | | 2024 vs. 2023 |
| | 2024 | | 2023 | | |
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Change
REVENUE, NET	$ 257,525	100 %	$ 269,445	100 %	$ (11,920)
COST OF GOODS SOLD	(139,222)	54 %	(153,217)	57 %	13,995
GROSS PROFIT	118,303	46 %	116,228	43 %	2,075
OPERATING EXPENSES					
Selling, general and administrative	107,008	42 %	110,472	41 %	(3,464)
Asset impairments	432	— %	8,574	3 %	(8,142)
Total operating expenses	107,440	42 %	119,046	44 %	(11,606)
INCOME (LOSS) FROM OPERATIONS	10,863	4 %	(2,818)	(1)%	13,681
OTHER INCOME (EXPENSE):					
Interest expense, net	(37,425)	(15)%	(36,966)	(14)%	(459)
Fair value gain on derivative warrants	6,275	2 %	9,589	4 %	(3,314)
Other, net	3,140	1 %	(3,101)	(1)%	6,241
Total other income (expense), net	(28,010)	(11)%	(30,478)	(11)%	2,468
LOSS BEFORE INCOME TAX	(17,147)	(7)%	(33,296)	(12)%	16,149
Income tax expense	(31,630)	(12)%	(31,806)	(12)%	176
NET LOSS	$ (48,777)	(19)%	$ (65,102)	(24)%	$ 16,325
LOSS PER SHARE - BASIC AND DILUTED	$ (0.25)		$ (0.33)		$ 0.08
Weighted average shares outstanding - basic and diluted	195,158,282		194,770,212		388,070

Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Revenue, Net

The following table presents revenue by type for the periods indicated:

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Retail cannabis	$ 227,930	$ 239,351	$ (11,421)	(5)%
Wholesale cannabis	29,595	30,094	(499)	(2)%
Total revenue, net	$ 257,525	$ 269,445	$ (11,920)	(4)%

Revenue, net was $257,525, compared to $269,445, a decrease of $11,920, or 4%.

Retail revenue decreased $11,421 primarily due to:

- A decline in sales in Illinois of $7,357 - while the number of units sold remained consistent, the average price per unit declined as a result of continued pricing pressures due to the neighboring state of Missouri moving to recreational use, as well as increased competition with competitors opening new stores in our markets;

- A decline in sales in Massachusetts of $2,753 - while the number of units sold increased approximately 5%, the average price per unit declined as we increased our use of promotions due to continued competition;

- A decline in sales in Nevada of $3,781 - the number of units sold decreased by approximately 5% which was driven by increased competition and price compression; and

- A decline in sales in Pennsylvania of $7,014 - while the average price per unit remained stable, the number of units sold decreased by approximately 6% which was driven by increased competition.

These declines were partially offset by an increase in sales in Virginia of $7,184 primarily due to the opening of one new store in August 2023, and an increase in sales in Ohio of $3,493 due to the transition to adult-use during the current year. Additionally in Ohio, beginning in Q4 2024, we consolidated two co-located medical and adult-use dispensaries as a result of our gaining control through management services agreement we entered into. Including these two co-located medical and adult-use dispensaries in Ohio, we ended 2024 with thirty-eight operating dispensaries in seven states, as compared to thirty-four in seven states at the end of 2023.

Wholesale revenue decreased $499. The decrease is primarily attributable to $3,324 decline in wholesale revenue in Massachusetts, $1,003 decline in Nevada and $1,004 decline in Pennsylvania due to continued competition and product availability to sell to third parties through our wholesale channel. These decreases were partially offset by wholesale revenue growth in Virginia of $4,336 as the cultivation and processing facility in Virginia matured and had more products available for sale to third parties.

Gross Profit

Gross profit was $118,303 compared to $116,228, an increase of $2,075, or 2%. Gross profit margin increased to 46% compared to 43%. The increase in gross profit and gross profit margin was driven by efficiencies at our cultivation and processing facilities which enabled us to reduce costs, partially offset by additional expenses in Ohio, including inventory write downs, as we ramp up our facilities in Ohio to support the transition to adult-use. In our retail channel, gross profit declined due to lower sales; however, gross profit margin improved 46 basis points as a result of increased sell-through of Jushi branded products at our retail stores. Jushi branded product sales as a percentage of total retail revenue were 55% across the Company's five vertical markets compared to 50% in the prior year.

Operating Expenses

Operating expenses were $107,440 compared to $119,046, a decrease of $11,606, or 10%. The following table presents information on our operating expenses for the periods indicated:

		Year Ended December 31,						
		2024		**2023**		**$ Change**		**% Change**
Salaries, wages and employee related expenses	$	56,443	$	56,483	$	(40)		— %
Depreciation and amortization expense		15,459		10,656		4,803		45 %
Rent and related expenses		11,673		11,789		(116)		(1)%
Professional fees and legal expenses		6,744		7,732		(988)		(13)%
Share-based compensation expense		4,222		8,092		(3,870)		(48)%
Goodwill impairment		—		7,329		(7,329)		(100)%
Indefinite-lived intangible asset impairment		—		845		(845)		(100)%
Tangible long-lived asset impairment		432		400		32		8 %
Other expenses [1]		12,467		15,720		(3,253)		(21)%
Total operating expenses	$	107,440	$	119,046	$	(11,606)		(10)%

[1] Other expenses are primarily comprised of marketing and selling expenses, insurance costs, administrative and application fees, software and technology costs, travel, gain/loss on lease terminations, gain/loss on asset disposals, entertainment and conferences and other.

The decline in total operating expenses were due to: (i) impairment charges in 2023 primarily relating to goodwill in Nevada which was impaired due to lower than expected operating results; (ii) lower share-based compensation expense which reflects lower value of share-based compensation granted as well as forfeitures, and; (iii) lower expenses relating to administrative fees and software and technology costs. The decline in total operating expenses was partially offset by an increase in depreciation and amortization expense due to the expansion of our retail operations which resulted in certain fixed assets being placed into service, as well as amortization of our business licenses which commenced during the second quarter of 2024, as we concluded that our business licenses no longer have indefinite useful lives.

Other Income (Expense)

Interest Expense, Net

Interest expense, net, was $37,425 compared to $36,966, an increase of $459, or 1%.

Fair Value Gain on Derivatives

Fair value gain on derivatives was $6,275 compared to $9,589. Fair value gain on derivatives include the fair value changes relating to the derivative warrants. The derivative warrants are required to be remeasured at fair value at each reporting period. The fair value changes in derivatives were primarily attributable to the movement in our stock price during the corresponding period.

Other, Net

Other, net, was an income of $3,140 compared to an expense of $3,101, a change of $6,241. The current year primarily includes $1,896 gain on the deconsolidation of Jushi Europe, $1,529 foreign exchange gains, and $400 reversal of legal claim accruals no longer required, partially offset by $2,098 indemnification asset adjustment related to acquisitions made in prior years. The prior year primarily includes $1,292 indemnification asset adjustment related to acquisitions made in prior years, $777 loss on investment, and $545 foreign exchange gains.

Income Tax Expense

Total income tax expense was $31,630 compared to $31,806, a decrease of $176, or 1%.

Non-GAAP Measures and Reconciliation

In addition to providing financial measurements based on GAAP, we provide additional financial metrics that are not prepared in accordance with GAAP. We use non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate our financial performance. These non-GAAP financial measures are EBITDA and Adjusted EBITDA (each as defined below). We believe that these non-GAAP financial measures reflect our ongoing business by excluding the effects of expenses that are not reflective of our operating business performance and allow for meaningful comparisons and analysis of trends in our business. These non-GAAP financial measures also facilitate comparing financial results across accounting periods and to those of peer companies. As there are no standardized methods of calculating these non-GAAP measures, our methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similar measures used by others, thus limiting their usefulness. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are financial measures that are not defined under GAAP. We define EBITDA as net income (loss), or "earnings", before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before: (i) non-cash share-based compensation expense; (ii) inventory-related adjustments; (iii) fair value changes in derivatives; (iv) other (income)/expense items; (v) transaction costs; (vi) asset impairment; (vii) gain/loss on debt extinguishment; and (viii) start-up costs. These financial measures are metrics that have been adjusted from the GAAP net income (loss) measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure. Other companies in our industry may calculate this measure differently, limiting their usefulness as comparative measures.

Reconciliation of EBITDA and Adjusted EBITDA (Non-GAAP Measures)

Adjusted EBITDA for the years ended December 31, 2024 and 2023, was $46,177 and $40,768, respectively, resulting in an increase of $5,409 or 13%. The increase in Adjusted EBITDA was primarily due to the benefit of operating efficiencies at our cultivation and processing facilities, and lower operating expenses relating to professional fees, administrative expenses, software and technology cost.

The table below reconciles net loss to EBITDA and Adjusted EBITDA for the periods indicated.

(Amounts expressed in thousands of U.S. dollars)

		Year Ended December 31,		
		2024		2023
NET LOSS	$	(48,777)	$	(65,102)
Income tax expense		31,630		31,806
Interest expense, net		37,425		36,966
Depreciation and amortization [1]		29,889		26,588
EBITDA (Non-GAAP)		50,167		30,258
Non-cash share-based compensation		4,222		8,092
Fair value changes in derivatives		(6,275)		(9,589)
Indefinite-lived intangible asset impairment		—		845
Goodwill impairment		—		7,329
Tangible long-lived asset impairment		432		400
Gain on debt extinguishments		362		—
Other (income) expense, net [2][3]		(2,731)		3,129
Inventory-related adjustments [4]		—		285
Transaction costs		—		19
Adjusted EBITDA (Non-GAAP) [3]	$	46,177	$	40,768

[1] Includes amounts that are included in cost of goods sold and in operating expenses.

[2] Includes: (i) remeasurement of contingent consideration related to acquisitions; (ii) losses (gains) on legal settlements; (iii) losses (gains) on lease terminations; (iv) losses (gains) on asset disposals; (v) foreign exchange losses (gains); (vi) indemnification asset adjustments related to acquisitions; (vii) severance costs; and (viii) gain on deconsolidation of Jushi Europe.

[3] The sum of the four quarters in 2023 will not add to the year to date amounts due to an overstatement of $503 add back relating to net foreign exchange losses.

[4] Includes inventory recall write-offs.

Liquidity and Capital Resources

(Amounts expressed in thousands of U.S. dollars, unless otherwise stated)

Sources and Uses of Cash

We had cash, cash equivalents and restricted cash of $21,346 as of December 31, 2024.

The major components of our statements of cash flows for the years ended December 31, 2024 and 2023 are as follows:

		Year Ended December 31,		
		2024		2023
Net cash flows provided by (used in) operating activities	$	21,569	$	(3,318)
Net cash flows used in investing activities		(7,067)		(6,392)
Net cash flows (used in) provided by financing activities		(24,461)		13,869
Net change in cash, cash equivalents and restricted cash	$	(9,959)	$	4,159

Operating activities

Cash provided by operations was $21,569, as compared to cash used in operations of $3,318. The change to cash provided by operating activities in the current year compared to cash used in operating activities in the prior year was primarily due to improved operating results, as well as an improvement in cash flow from working capital.

Investing activities

Net cash used in investing activities was $7,067 compared to $6,392. The current year includes $4,708 for the payments of property, plant and equipment for use in our operations and $5,207 for payments primarily related to the acquisition of additional licenses in Ohio, which were partially offset by $2,848 in proceeds from sale of non-core assets. The prior year includes $10,743 for the payments of property, plant and equipment for use in our operations partially offset by $4,351 in proceeds from sale of non-core assets.

Financing activities

Net cash used in financing activities was $24,461 compared to net cash provided by financing activities of $13,869. In July 2024, we refinanced our Senior Secured Credit Facility (the "Acquisition Facility") from Roxbury, LP, a portfolio company of SunStream Bancorp Inc., with proceeds from the issuance of Term Loans and cash on hand. Refer to Note 10 - Debt of our Annual Financial Statements included in this Annual Report on Form 10-K for more information.

The current year cash used in financing activities includes the following cash outflows:
- $60,125 in payments related to the Acquisition Facility debt which was extinguished in July 2024;
- $3,600 in payments to extinguish one of our acquisition related promissory notes;
- $2,750 in payments on promissory notes in the Debt Exchange;
- $2,689 in payments of loan financing costs;
- $2,091 in net finance lease obligation payments;
- $2,000 in payments of other financing activities; and
- $408 in payments of mortgage-related debt.

The current year cash outflows used in financing activities were partially offset by:
- $47,530 of net proceeds from the issuance of Term Loans;
- $1,633 of proceeds from other financing activities; and
- $39 in issuance of options from exercise.

The prior year net cash flows provided by financing activities includes $21,900 in proceeds from mortgage loans and $3,862 in proceeds from other financing activities, partially offset by $3,526 in net finance lease obligation payments, $4,875 in payments related to the Acquisition Facility debt, $3,031 in payments of other financing activities, $250 in payments of loan financing costs, and $211 in payments of mortgage-related debt.

Liquidity

We believe that our existing cash and cash equivalents and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. Subsequent to December 31, 2024, we enhanced liquidity by factoring certain employee retention credit claims and we also issued Second Lien Notes - refer to Note 25 - Subsequent Events of our Annual Financial Statements included in this Annual Report on Form 10-K for more information. We may choose to take advantage of additional opportunistic capital raising or refinancing transactions at any time. Depending on our future results of operations, we may need to engage in additional equity financing or other debt refinancing transactions in the longer term beyond twelve months, although there can be no assurances that such additional debt or equity financing may be obtained on favorable terms when required, if at all.

Capital Resources

Off-Balance Sheet Arrangements

As of December 31, 2024, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As a smaller reporting company, we are not required to provide the information under this item.

Critical Accounting Estimates

The preparation of our Annual Financial Statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The critical accounting estimates and judgements are disclosed in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies of our Annual Financial Statements included in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Audited Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 324)

To the Stockholders and the Board of Directors of Jushi Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jushi Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O'Connell LLP

We have served as the Company's auditor since 2023.

Irvine, California
March 6, 2025

JUSHI HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,521	$ 26,027
Restricted cash - current	—	3,128
Accounts receivable, net	1,461	3,380
Inventories, net	36,138	33,586
Prepaid expenses and other current assets	15,030	15,514
Total current assets	72,150	81,635
NON-CURRENT ASSETS:		
Property, plant and equipment, net	144,063	159,268
Right-of-use assets - finance leases	60,627	63,107
Other intangible assets, net	100,472	95,967
Goodwill	30,910	30,910
Other non-current assets	30,273	30,358
Restricted cash - non-current	1,825	2,150
Total non-current assets	368,170	381,760
Total assets	$ 440,320	$ 463,395
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable	$ 21,459	$ 15,383
Accrued expenses and other current liabilities	32,786	44,070
Income tax payable	2,299	5,190
Debt, net - current portion (including related party principal amounts of $800 and $3,298 as of December 31, 2024 and 2023, respectively)	2,758	86,514
Finance lease obligations - current	9,593	8,885
Derivative liabilities - current	—	2,418
Total current liabilities	68,895	162,460
NON-CURRENT LIABILITIES:		
Debt, net - non-current (including related party principal amounts of $35,296 and $19,788 as of December 31, 2024 and 2023, respectively)	183,449	126,041
Finance lease obligations - non-current	52,742	52,839
Derivative liabilities - non-current	3,128	220
Unrecognized tax benefits	143,688	100,343
Other liabilities - non-current	38,653	29,111
Total non-current liabilities	421,660	308,554
Total liabilities	490,555	471,014
COMMITMENTS AND CONTINGENCIES (Note 22)		
EQUITY (DEFICIT):		
Common stock, no par value; authorized shares - unlimited; issued and outstanding shares - 196,696,597 and 196,631,598 Subordinate Voting Shares as of December 31, 2024 and 2023, respectively	—	—
Paid-in capital	508,386	503,612
Accumulated deficit	(558,621)	(509,844)
Total Jushi shareholders' equity (deficit)	(50,235)	(6,232)
Non-controlling interests	—	(1,387)
Total deficit	(50,235)	(7,619)
Total liabilities and equity (deficit)	$ 440,320	$ 463,395

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share amounts)

		Year Ended December 31,		
		2024		**2023**
REVENUE, NET	$	257,525	$	269,445
COST OF GOODS SOLD		(139,222)		(153,217)
GROSS PROFIT		118,303		116,228
OPERATING EXPENSES				
Selling, general and administrative		107,008		110,472
Asset impairments		432		8,574
Total operating expenses		107,440		119,046
INCOME (LOSS) FROM OPERATIONS		10,863		(2,818)
OTHER INCOME (EXPENSE):				
Interest expense, net		(37,425)		(36,966)
Fair value gain on derivatives		6,275		9,589
Other, net		3,140		(3,101)
Total other income (expense), net		(28,010)		(30,478)
LOSS BEFORE INCOME TAX		(17,147)		(33,296)
Income tax expense		(31,630)		(31,806)
NET LOSS	$	(48,777)	$	(65,102)
LOSS PER SHARE - BASIC AND DILUTED	$	(0.25)	$	(0.33)
Weighted average shares outstanding - basic and diluted		195,158,282		194,770,212

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(in thousands of U.S. dollars, except share amounts)

	Subordinate Voting Shares	Paid-In Capital	Accumulated Deficit	Total Jushi Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Equity (Deficit)
Balances - January 1, 2023	196,686,372	$ 492,020	$ (444,742)	$ 47,278	$ (1,387)	$ 45,891
Shares canceled upon forfeiture of restricted stock, net of restricted stock grants	(54,774)	—	—	—	—	—
Share-based compensation (including related parties)	—	8,092	—	8,092	—	8,092
Modification and reclassification of warrants	—	3,391	—	3,391	—	3,391
Cashless exercise of options	—	(282)	—	(282)	—	(282)
Issuance of warrants	—	391	—	391	—	391
Net loss	—	—	(65,102)	(65,102)	—	(65,102)
Balances - December 31, 2023	196,631,598	$ 503,612	$ (509,844)	$ (6,232)	$ (1,387)	$ (7,619)
Shares issued upon exercise of stock options	64,999	39	—	39	—	39
Share-based compensation (including related parties)	—	4,222	—	4,222	—	4,222
Issuance of warrants	—	863	—	863	—	863
Deconsolidation of Jushi Europe	—	—	—	—	1,387	1,387
Northern Cardinal Ventures Transaction	—	(350)	—	(350)	—	(350)
Net loss	—	—	(48,777)	(48,777)	—	(48,777)
Balances - December 31, 2024	196,696,597	$ 508,386	$ (558,621)	$ (50,235)	$ —	$ (50,235)

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (48,777)	$ (65,102)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization, including amounts in cost of goods sold	29,889	26,588
Share-based compensation	4,222	8,092
Fair value changes in derivatives	(6,275)	(9,589)
Non-cash interest expense, including amortization of deferred financing costs	7,044	6,498
Deferred income taxes and uncertain tax positions	28,900	25,874
Loss on debt modification/extinguishment/redemption	362	—
Asset impairments	432	8,574
Gain on deconsolidation of Jushi Europe	(1,896)	—
Other non-cash items, net	1,480	7,207
Changes in operating assets and liabilities, net of acquisitions:		
Accounts receivable	1,863	(2,366)
Inventory	(4,006)	(4,687)
Prepaid expenses and other current and non-current assets	(1,514)	404
Accounts payable, accrued expenses and other current liabilities	9,845	(4,811)
Net cash flows provided by (used in) operating activities	21,569	(3,318)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for property, plant and equipment	(4,708)	(10,743)
Proceeds from sale of assets	2,848	4,351
Payments for investments, net of cash of $218	(5,207)	—
Net cash flows used in investing activities	(7,067)	(6,392)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of options	39	—
Proceeds from term loans, net of debt discount of $970	47,530	—
Payments of promissory notes	(6,350)	—
Proceeds from mortgage loans	—	21,900
Payments on acquisition related credit facility	(60,125)	(4,875)
Payments of finance leases	(2,091)	(3,526)
Payments of mortgage loans	(408)	(211)
Payments of loan financing costs	(2,689)	(250)
Proceeds from other financing activities	1,633	3,862
Payments of other financing activities	(2,000)	(3,031)
Net cash flows (used in) provided by financing activities	(24,461)	13,869
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(9,959)	4,159
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	31,305	27,146
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$ 21,346	$ 31,305

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

| | Year Ended December 31, | |
	2024	2023
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for interest (excluding capitalized interest)	$ 30,050	$ 29,363
Cash (received) paid for income taxes, net	(4,389)	2,780
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Capital expenditures	2,897	1,475
Right of use assets from finance lease liabilities	2,030	681
Issuance of second lien notes for settlement of accrued bonus	1,382	1,900
Issuance of second lien notes for debt exchange	4,750	—
Warrants issued for debt exchange	863	—
Warrants issued for term loans	6,765	—
Issuance of debt to acquire non-controlling interest in Northern Cardinal	175	—
Note receivable issued for sale of business license	300	—

The accompanying notes are an integral part of these consolidated financial statements.

JUSHI HOLDINGS INC.
 Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



1. NATURE OF OPERATIONS

Jushi Holdings Inc. (the "Company" or "Jushi") is incorporated under the British Columbia's Business Corporations Act. The Company is a vertically integrated, multi-state cannabis operator engaged in retail, distribution, cultivation, and processing in both medical and adult-use markets. As of December 31, 2024, Jushi, through its subsidiaries, owns or manages cannabis operations and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in California, Illinois, Massachusetts, Nevada, Ohio, Pennsylvania and Virginia. The Company's head office is located at 301 Yamato Road, Suite 3250, Boca Raton, Florida 33431, United States of America, and its registered address is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.

The Company is listed on the Canadian Securities Exchange ("CSE") and trades its subordinate voting shares ("SVS") under the ticker symbol "JUSH", and trades on the United States Over the Counter Stock Market ("OTCQX") under the symbol "JUSHF".

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements present the consolidated financial position and operations of Jushi Holdings Inc. and its subsidiaries and entities over which the Company has control, in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. Intercompany balances and transactions are eliminated in consolidation.

Summary of Significant Accounting Policies

Functional and Reporting Currency

The functional currency of the Company and its subsidiaries, as determined by management, is the U.S. dollar. The Company's reporting currency is the U.S. dollar. These consolidated financial statements are presented in thousands of U.S. dollars unless otherwise noted. Transactions in foreign currencies are recorded at a rate of exchange approximating the prevailing rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated into the functional currency at the foreign exchange rate in effect at that date. Realized and unrealized exchange gains and losses are recognized through profit and loss.

Use of Estimates

The preparation of these consolidated financial statements and accompanying notes requires us to make estimates and assumptions that affect amounts reported. Estimates are used to account for certain items such as the valuation of inventories, and the estimated yields from harvest and conversion to finished goods; the assessment of business combinations and asset acquisitions and the fair values of the assets and liabilities acquired; the fair value of purchase consideration and contingent consideration; the useful lives of definite lived intangible assets and property and equipment; impairment; share-based compensation; leases; income tax provision and uncertain tax positions; the collectability of receivables; and other items requiring judgment. Estimates are based on historical information and other assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ materially.

Cash, Cash Equivalents and Restricted Cash

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions and cash held at retail locations. Cash and cash held in money market investments are carried at fair value. When the use of a cash balance is

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



subject to regulatory or contractual restrictions and therefore not available for general use by the Company, the Company classifies the cash as restricted cash.

The Company maintains cash balances in certain bank accounts in excess of the Federal Deposit Insurance Corporation limits. The failure of a financial institution where the Company has significant deposits in excess of the Federal Deposit Insurance Corporation limits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company's business, financial condition and results of operations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

| | As of December 31, | |
	2024	2023
Cash and cash equivalents	$ 19,521	$ 26,027
Restricted cash - current [1]	—	3,128
Restricted cash - non-current	1,825	2,150
Cash, cash equivalents and restricted cash	$ 21,346	$ 31,305

[1] Restricted cash - current primarily relates to the Manassas Mortgage. In April 2024, the lender released the entire $3,128 of current restricted cash to the Company. Consequently, such cash is now unrestricted. Refer to Note 10 - Debt for more information.

Accounts Receivable and Expected Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit losses (or "allowance") reflect the Company's estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of accounts receivable is reviewed on an ongoing basis. Expected credit losses are determined based on a combination of factors, including the Company's risk assessment regarding the specific exposures, credit worthiness of its customers, historical collection experience and length of time the receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company's charges to the allowance during each financial periods presented in the consolidated statements of operations and its related allowance at each respective balance sheet date were not material. For certain customers, who are also vendors of the Company that meet the right of setoff criteria within Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting*, the Company nets the accounts receivable and accounts payable for those customers for balance sheet presentation purposes.

Inventories

Inventories are comprised of raw materials, work in process, finished goods and packaging materials. Inventories primarily consist of cannabis plants, dried cannabis, cannabis trim, and cannabis derivatives such as oils and edible products, and accessories. Inventories are initially recorded at cost and subsequently at the lower of cost or net realizable value. Costs incurred during the growing and production processes are capitalized as incurred. These costs include direct materials, labor and manufacturing overhead used in the cultivation and processing processes. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs to complete and sell. Cost is primarily determined on an average cost basis. The Company also reviews inventory for obsolete and slow-moving goods and writes down inventory to net realizable value.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Property, Plant and Equipment

Property, plant, and equipment ("PP&E") are measured at cost less accumulated depreciation and impairment losses, if applicable. Purchased property and equipment are initially recorded at cost, or, if acquired in a business combination, at the acquisition date fair value. Finance lease right-of-use assets are recognized at inception based on the present value of minimum future lease payments. Depreciation is recognized on a straight-line basis over the following periods:

Buildings and building components	7 - 30 years
Leasehold improvements	The lesser of the term of the lease or the estimated useful life of the asset: 1 - 28 years
Machinery and equipment	1 - 10 years
Furniture, fixtures and office equipment (including computer)	2 - 7 years
Finance lease ROU assets - buildings	14 - 28 years
Finance lease ROU assets - machinery and equipment	3 - 5 years

Land has an unlimited useful life and is, therefore, not depreciated. An asset's residual value, useful life and depreciation method are reviewed annually and adjusted prospectively if necessary.

Construction-in-process ("CIP") represents assets under construction and is measured at cost, including borrowing costs incurred during the construction of qualifying assets. When construction on a property is complete and available for use, the cost of construction which has been included in CIP will be reclassified to buildings and improvements, leasehold improvements or furniture and fixtures, as appropriate, and depreciated.

Impairment of Long-Lived Assets

Property and equipment, as well as right-of-use assets and definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require these long-lived assets to be tested for possible impairment and the Company's analysis indicates that a possible impairment exists based on an estimate of undiscounted future cash flows, the Company is required to estimate the fair value of the asset.

An impairment charge is recorded for the excess of the asset's or asset group's carrying value over its fair value, if any. Asset groups have identifiable cash flows and are largely independent of other asset groups. The Company assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including recent third-party comparable sales and discounted cash flow models. The Company's impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, and other assumptions.

Business Combinations

Acquisitions are assessed under ASC 805 Business Combinations, and judgement is required to determine whether a transaction qualifies as an asset acquisition or business combination. The Company includes in these financial statements the results of operations of the businesses acquired from the acquisition date. Acquisition-related expenses are recognized separately from a business combination and are expensed as incurred.

The Company allocates the purchase price of the business combination to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. To the extent the fair value of the net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized in the statement of operations.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in an asset acquisition.

Variable Interest Entities

The Company determines at the inception of each arrangement whether an entity in which the Company has made an investment or in which it has other variable interests is considered a variable interest entity ("VIE"). The Company consolidates VIEs when it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has the power to direct activities that most significantly affect the economic performance of the VIE and has the obligation to absorb the majority of their losses or benefits. If the Company is not the primary beneficiary in a VIE, the VIE will be accounted for in accordance with other applicable accounting guidance. Periodically, the Company assesses whether any changes in the Company's interest or relationship with the entity affect the determination of whether the entity is a VIE and, if so, whether the Company is the primary beneficiary.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. The estimated useful lives, residual values and amortization methods are reviewed annually, and any changes in estimates are accounted for prospectively. Finite lived intangible assets are amortized using the straight-line method over their estimated useful lives.

In May 2024, the Company sold one of its business licenses which was previously deemed to have an indefinite life. Furthermore, the Company continually evaluates its footprint and non-core assets, including licenses, as it executes its long-term strategies. In light of this, the Company determined that its business licenses no longer have indefinite useful lives. Additionally, the Company performed an impairment assessment immediately prior to the change and concluded that the business licenses were not impaired. As such, the Company commenced amortizing its business licenses with a gross value of $82,401 effective June 1, 2024 on a straight-line basis over a 15-year period. Annual amortization is expected to be approximately $5,493.

Goodwill and Indefinite Lived Intangibles

In accordance with ASC 350 Intangibles - Goodwill and Other, the Company reviews goodwill and indefinite lived intangibles for impairment at the reporting unit level at least annually as of October 1, or when events or circumstances dictate, more frequently. At the time of a business combination, goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. The Company first performs a qualitative assessment to determine if it is more-likely-than-not that the reporting unit's carrying value, which includes goodwill and intangibles, is less than its fair value, indicating a potential for impairment, and therefore requiring a quantitative assessment. If the Company determines that a quantitative impairment test is required, the Company typically uses a combination of an income approach, i.e., a discounted cash flow calculation, and a market approach, i.e., using a market multiple method, to determine the fair value of each reporting unit, and then compare the fair value to its carrying amount to determine the amount of impairment, if any. If a reporting unit's fair value is less than its carrying amount, the Company would record an impairment charge based on that difference, up to the amount of goodwill and intangibles allocated to that reporting unit.

The quantitative impairment test requires the application of a number of significant assumptions, including estimated revenue growth rates, profit margins, terminal value growth rates, market multiples, and discount rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operation plans reviewed by management. The market multiples are based on comparable public company multiples. The discount rates are based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis is prepared or such evaluation date.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The Company performs its goodwill and indefinite-lived intangible assets impairment tests on an annual basis.

Leases

In accordance with ASC 842 Leases, the Company determines if an arrangement is a lease at inception. When a leasing arrangement is identified, a determination is made at inception as to whether the lease is an operating or a finance lease. Operating lease right-of-use ("ROU") assets and operating lease (current and non-current) liabilities and finance lease ROU assets and finance lease (current and non-current) liabilities are recognized in the consolidated balance sheets. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and are expensed in the consolidated statements of operations on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset in which the Company obtains substantially all of the economic benefits and the right to direct the use of the asset during the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, using a discount rate equivalent to the Company's incremental borrowing rate for a term similar to the estimated duration of the lease, as the rates implicit in the Company's leases are not readily available. Payments that are not fixed at the commencement of the lease are considered variable and are excluded from the ROU asset and lease liability calculations. For finance leases, interest expense on lease liabilities is recognized using the effective interest method, and amortization of the related ROU asset is on a straight-line basis. Refer to Property, Plant and Equipment above for the useful lives of finance lease ROU assets. Operating lease cost, which includes the interest on the lease liability and amortization of the related ROU asset, is recognized on a straight-line basis over the lease term.

Topic 842 requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available in accordance with Topic 842. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording leases. Information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Topic 842 requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Segment

The Company operates a vertically integrated cannabis business with seven operating segments at the state level. These operating segments are aggregated into one reportable segment due to their similar economic performance and qualitative characteristics related to the cultivation, processing, distribution and sale of cannabis in the U.S. All of the Company's revenues were generated within the U.S., and substantially all long-lived assets are located within the U.S. The chief operating decision maker is the Chief Executive Officer. The chief operating decision maker assesses performance and decides how to allocate resources based on operating results that are reported on the income statement as consolidated net income (loss). The measure of segment assets is reported on the balance sheet as total consolidated assets, and the measure of segment revenue and expenses is reported as total consolidated revenue and expenses in the consolidated statements of operations. For more information on the reportable segment expenses, refer to Note 18 - Operating Expenses.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). ASC 606 requires revenue to be recognized when control of the promised goods or services are transferred to customers at an amount that reflects the consideration that the Company expects to receive. Application of ASC 606 requires a five-step model applicable to all product offering revenue streams as follows: (1) identify a customer along with a corresponding contract; (2) identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer; (3) determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer; (4) allocate the transaction price to the performance obligation(s) in the contract; and (5) recognize revenue when or as the Company satisfies the performance obligation(s).

Contract assets, as defined in ASC 606, include amounts that represent the right to receive payment for goods and services that have been transferred to the customer with rights conditional upon something other than the passage of time. Contract liabilities are defined in the standard to include amounts that reflect obligations to provide goods and services for which payment has been received. The Company has no contract assets or unsatisfied performance obligations as of each balance sheet date presented in its consolidated balance sheets.

Under ASC 606, revenue from the sale of medicinal and adult-use cannabis and derivative products has a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company's obligations have been fulfilled. This generally occurs upon delivery and acceptance by the customer. Amounts disclosed as revenue are net of allowances and discounts. Discounts issued with respect to retail sales are not variable consideration and represent a margin-driven decision. Taxes collected from customers for remittance to governmental authorities are excluded from revenue.

For some of its retail locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale is allocated to the loyalty points earned. The Company records a reduction in revenue and a liability based on the estimated probability of the point obligation incurred, calculated based on a standalone selling price of each loyalty point. Loyalty reward credits issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. Loyalty points expire six months from award date and the Company estimates forfeitures based on historical forfeitures.

Cost of Goods Sold

Cost of goods sold includes the costs directly attributable to revenue recognition and includes compensation and fees for services, travel and other expenses for services and costs of products and equipment.

Operating Expenses

Operating expenses represent costs incurred at the Company's corporate and administrative offices, primarily related to: compensation expenses, including share-based compensation; depreciation and amortization; professional fees and legal expenses; marketing, advertising and selling costs; facility-related expenses, including rent and security; insurance; software and technology expenses; impairments; and acquisition and deal costs. Advertising and promotion costs are included as a component of operating expenses and are expensed as incurred.

Share-Based Payment Arrangements

The Company accounts for equity-settled share-based payments in accordance with ASC 718 Compensation – Stock Compensation, which requires the Company to recognize share-based compensation expenses related to grants of stock options, restricted stock awards ("RSAs") and compensatory warrants to employees and non-employees based on the fair value of the share-based payments over the vesting period with a corresponding offsetting amount to paid-in capital within equity in the accompanying consolidated balance sheets. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period. No adjustment is made to any expense recognized in prior periods if vested stock

JUSHI HOLDINGS INC.

Notes to Consolidated Financial Statements

(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



options or warrant awards expire without being exercised. For share-based payments, the Company recorded the share-based compensation expenses using the graded vesting basis and are included in selling, general and administrative operating expenses in the accompanying consolidated statements of operations.

The fair value of stock options and compensatory warrants is estimated using the Black-Scholes valuation model, which requires assumptions for expected volatility, expected dividends, the risk-free interest rate and the expected term. The Company uses the simplified method to determine the expected term, as management does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The Company accounts for forfeitures of share-based grants as they occur. If any of the assumptions used in the Black-Scholes model or the anticipated number of shares to be vested change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period. The fair value of RSAs is estimated based on the Company's stock on grant date.

Income Taxes

Income tax expense is the total of the current period income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except for California and Colorado. In 2022, Massachusetts and New York decoupled from IRC Section 280E, followed by Illinois in 2023 and Pennsylvania in 2024. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product, i.e. the cost of producing the products or cost of production. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. In connection with the preparation and filing of the fiscal 2022 federal income tax return, the Company changed its previous application of 280E to exclude certain parts of its business. In regards to fiscal years 2023 and 2024, the Company has taken the position that it does not owe taxes attributable to the applications of 280E.

In accordance with ASC 740 Income Taxes, a tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the U.S.

Earnings or Loss per Share

Basic earnings or loss per share is computed by dividing the net income or loss attributable to Jushi shareholders by the basic weighted average number of shares of common stock outstanding for the period. Diluted earnings or loss per share is computed by dividing the net income or loss attributable to Jushi shareholders by the sum of the weighted average number of shares of common stock outstanding for the period, and the number of additional shares of common stock that would have been outstanding if the Company's outstanding potentially dilutive securities had been issued. Potentially dilutive securities include stock options, warrants, unvested restricted stock, convertible promissory notes, and vested restricted stock issued to employees for which a corresponding non-recourse promissory note receivable with the employee is outstanding until the notes are repaid. The dilutive effect of potentially dilutive securities is reflected in diluted earnings or loss per share by application of the treasury stock method, except if its impact is anti-dilutive. Under the treasury stock

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement: (i) Level 1 – Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date; (ii) Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by the observable market data for substantially the full term of the assets or liabilities; (iii) Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Refer to Note 23 - Financial Instruments.

Emerging Growth Company and Smaller Reporting Company

As an emerging growth company ("EGC"), the Jumpstart Our Business Startups Act ("JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed in Recent Accounting Pronouncements reflect this election.

We are also a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, like emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. The Company adopted the scaled disclosures in this annual report on Form 10-K.

Recent Accounting Pronouncements

Adoption of New Accounting Standards

In June 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06 *Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity,* which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. This ASU also removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. There was no impact to the consolidated financial statements upon adoption.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.* The FASB issued guidance requires that an entity (acquirer)



JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements (if the acquiree prepared financial statements in accordance with generally accepted accounting principles). The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. There was no impact to the consolidated financial statements upon adoption.

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The FASB issued guidance clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023, although early adoption is permitted. There was no impact to the Company's consolidated financial statements upon adoption.

In March 2023, the FASB issued ASU 2023-01, *Leases (Topic 842): Common Control Arrangements*. The FASB issued guidance clarifies the accounting for leasehold improvements associated with common control leases, by requiring that leasehold improvements associated with common control leases be amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term) as long as the lessee controls the use of the underlying asset through a lease. Additionally, leasehold improvements associated with common control leases should be accounted for as a transfer between entities under common control through an adjustment to equity if, and when, the lessee no longer controls the use of the underlying asset. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2023. There was no impact to the Company's consolidated financial statements upon adoption.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic ASC 280): Improvements to Reportable Segment Disclosures*, which extends the existing requirements for annual disclosures to quarterly periods, and requires that both annual and quarterly disclosures present segment expenses using line items consistent with information regularly provided to the chief operating decision maker. ASU 280 is effective for annual periods beginning after December 15, 2023 and quarterly periods beginning after December 15, 2024. There was no material impact to the Company's consolidated financial statements upon adoption.

Accounting Standards Issued But Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*: *Improvements to Income Tax Disclosures*, which requires two primary enhancements of 1) disaggregated information on a reporting entity's effective tax rate reconciliation, and 2) information on incomes taxes paid. For public business entities, the new requirement will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the effect of adopting this ASU.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires an entity to improve disclosures about public business entities' expenses and to provide more detailed information around the types of expenses included in commonly presented expense captions. Additionally, in January 2025 the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods for fiscal years beginning after December 15, 2027, and can be applied on a prospective basis or on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of these pronouncements on its consolidated financial statements and related disclosures.

3. INVENTORIES, NET

The components of inventories, net, are as follows:

	As of December 31,			
	2024		2023	
Cannabis plants	$	3,621	$	4,478
Harvested cannabis and packaging		11,290		10,994
Total raw materials		14,911		15,472
Work in process		4,493		4,293
Finished goods		16,734		13,821
Total inventories, net	$	36,138	$	33,586

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The components of prepaid expenses and other current assets are as follows:

	As of December 31,			
	2024		2023	
Employee retention credit receivable	$	9,181	$	10,140
Prepaid expenses and deposits		3,452		2,716
Assets held for sale		611		1,647
Other current assets		1,786		1,011
Total prepaid expenses and other current assets	$	15,030	$	15,514

Employee Retention Credit Receivable

The Coronavirus Aid, Relief, and Economic Security Act, passed in March 2020 and subsequently amended in 2021, allowed eligible employers to take credits on certain amounts of qualified wages if the Company experienced either a full or partial suspension of operations due to COVID related government orders. During the year ended December 31, 2023, the Company, with guidance from a third-party specialist, determined it was entitled to employee retention credit ("ERC") claims of $10,140 for previous business interruptions related to COVID and filed for such claims with the Internal Revenue Service ("IRS"). The ERC claims, which are recognized in the consolidated statements of operations when the Company receives the refunds of such claims from the IRS, were recorded as deferred income in Accrued expenses and other current liabilities, with an offsetting receivable amount in Prepaid expenses and other current assets within the consolidated balance sheets as of December 31, 2024 and December 31, 2023.

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Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



During the year ended December 31, 2024, the Company received payments on three claims from the IRS in the amount of $63, plus interest on such amounts, which were recorded in other income (expense), net in the consolidated statements of operations. Additionally, the Company reduced the ERC claim receivable as of December 31, 2024 by $896 which resulted from the Company's decision to factor certain claims, with an offset recorded in Accrued expenses and other current liabilities. Refer to Note 25 - Subsequent Events for additional information.

Assets Held for Sale

As of December 31, 2023, the Company determined that one of its cultivation and processing facilities located in Nevada, with total carrying value of $1,647, met the criteria to be classified as assets held for sale, and therefore was reclassified from Property, plant and equipment, net to Assets held for sale, which was included in Prepaid expenses and other current assets in the consolidated balance sheet. In June 2024, the Company sold the grower processor facility in Nevada for a net gain of $104. This amount was recorded in operating expenses in the consolidated statements of operations.

As of December 31, 2024, the Company determined that certain assets relating to one of its dispensaries located in Nevada, with total carrying value of $611, met the criteria to be classified as assets held for sale, and therefore was reclassified from Property, plant and equipment, net to Assets held for sale, which is included in Prepaid expenses and other current assets in the consolidated balance sheet. The sale of the dispensary is expected to be completed within six months of the balance sheet date.

Additionally, during the year ended December 31, 2024, the Company sold one of its business licenses in California, and one of its business licenses in Nevada which were both previously written off, for a net gain of $750 and $425, respectively. These amounts were recorded in operating expenses in the consolidated statements of operations.

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment ("PPE") are as follows:

	As of December 31,			
	2024		2023	
Buildings and building components	$	89,124	$	88,527
Land		12,956		12,956
Leasehold improvements		47,514		46,660
Machinery and equipment		23,959		27,050
Furniture, fixtures and office equipment (including computer)		22,597		21,146
Construction-in-process		2,533		1,968
Total property, plant and equipment - gross		198,683		198,307
Less: Accumulated depreciation		(54,620)		(39,039)
Total property, plant and equipment - net	$	144,063	$	159,268

Construction-in-process represents assets under construction for manufacturing and retail build-outs not yet ready for use.

Total depreciation was $18,851 and $17,961 for the years ended December 31, 2024 and 2023, respectively. Interest expense capitalized to PPE totaled $75 and $523 for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and December 31, 2023, the Company reclassified $611 and $1,647, respectively, from Property, plant and equipment, net to Assets held for sale. Refer to Note 4 - Prepaid Expenses and Other Current Assets for additional information.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



6. ACQUISITIONS

2024 Asset Acquisitions

The Company, through management services agreements, obtained control of the following entities during the year ended December 31, 2024: (i) Statewide; and (2) RJK (each as defined below). The Company consolidated these entities under the variable interest entities ("VIE") provisions of ASC 810, *Consolidation*.

The following table summarizes the preliminary purchase price allocations as of their respective acquisition dates:

	Statewide [(1)]	RJK [(1)]	Total
Assets Acquired:			
Cash and cash equivalents	$ 24	$ 194	$ 218
Other assets	—	20	20
Inventory	24	251	275
Property, plant and equipment	18	50	68
Intangible assets [(2)]	3,787	7,008	10,795
Total assets acquired	$ 3,853	$ 7,523	$ 11,376
Liabilities Assumed:			
Accounts payable and accrued liabilities	$ 24	$ 323	$ 347
Total liabilities assumed	$ 24	$ 323	$ 347
Net assets acquired	$ 3,829	$ 7,200	$ 11,029
Consideration:			
Consideration paid in cash, net of working capital adjustments	$ 1,838	$ 3,413	$ 5,251
Consideration to be paid in promissory notes (fair value)	1,991	3,787	5,778
Fair value of consideration	$ 3,829	$ 7,200	$ 11,029

[(1)]   The Company accounted for these transactions as an asset acquisition after an evaluation of the U.S. GAAP guidance for business combinations. This conclusion was reached based on the determination that the license represented substantially all of the fair value of the gross assets acquired.

[(2)]   Represents licenses, which have 15-year useful lives.

Statewide

In September 2024, the Company entered into an Asset Purchase Agreement with Statewide Property Holdings Ohio, LLC ("Statewide") for certain assets to be acquired in connection with one dispensary in Toledo, Ohio, and a 10(B) additional dispensary expected to be sited in Warren, Ohio, which will be completed in three separate closings. The first closing occurred in October 2024, the second closing for the license and inventory assets at the Toledo, Ohio dispensary occurred in February 2025, and the third closing for the inventory assets in the Warren, Ohio dispensary is subject to regulatory approval. As part of the first closing, the Company also entered into a Management Services Agreement (the "MSA") in October 2024 which resulted in the day-to-day operations of the dispensary transferring to the Company, subject to state regulatory constraints, until the license and inventory assets are acquired in the second and third closings. Based on the terms of the MSA, it was determined that the Company has a variable interest in Statewide, and as such is consolidated in the Company's financial statements beginning in October 2024.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



RJK

In October 2024, the Company entered into an Asset Purchase Agreement with RJK Holdings of Ohio, LLC ("RJK") for certain assets to be acquired in connection with one dispensary in Oxford, Ohio and a 10(B) additional dispensary expected to be sited in Mansfield, Ohio, which will be completed in three separate closings. The first closing occurred in November 2024, the second closing for the license and inventory assets at the Oxford, Ohio dispensary occurred in February 2025, and the third closing for the license and inventory assets at the Mansfield, Ohio dispensary is subject to regulatory approval. As part of the first closing, the Company also entered into a MSA in November 2024 which resulted in the day-to-day operations of the dispensary transferring to the Company, subject to regulatory constraints, until the license and assets are acquired in the second and third closings. Based on the terms of the MSA, it was determined that the Company has a variable interest in RJK, and as such is consolidated in the Company's financial statements beginning in November 2024.

2023 Business Combinations

The Company did not have any acquisitions during the year ended December 31, 2023.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill, carrying amount, as of January 1, 2023	$	38,239
Impairment		(7,329)
Goodwill, carrying amount, as of December 31, 2023		30,910
Goodwill, carrying amount, as of December 31, 2024	$	30,910

Other Intangible Assets

The components of other intangible assets are as follows:

		As of December 31,			Estimated Useful Life
		2024		**2023**	
Licenses [1][2]	$	93,196	$	82,401	15 years
Intellectual Property		9,580		9,580	10 years
Tradenames		12,169		12,209	5 - 10 years
Patient/Customer database		2,925		3,195	5 - 10 years
Non-compete		115		155	3 years
Website development		61		61	3 years
Formulations		50		50	Indefinite
Total gross amount		118,096		107,651	
Less: Accumulated Amortization		(17,624)		(11,684)	
Other Intangible Assets, net	$	100,472	$	95,967	

[1] Includes licenses acquired in 2024 in the amount of $10,795. Refer to Note 6 - Acquisitions for more information.
[2] The Company commenced amortizing its business licenses effective June 1, 2024. Refer to Note 2 - Basis of Presentation and Summary of Significant Accounting Policies for more information.

Amortization expense for the years ended December 31, 2024 and 2023 was $6,281 and $3,269, respectively, and is included in cost of goods sold and in operating expenses in the consolidated statements of operations. For the year ended December 31, 2024, all additions to intangible assets were related to acquisitions.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The estimated future annual amortization expense related to intangible assets as of December 31, 2024 are as follows:

2025	$	9,130
2026		8,861
2027		8,057
2028		7,992
2029		7,148
Thereafter		59,234
Total estimated future amortization expense	$	100,422

Impairment of Goodwill and Other intangible assets

2024 Impairments

The Company did not have any impairment of goodwill and other intangible assets during the year ended December 31, 2024.

2023 Impairments

During the year ended December 31, 2023, management determined that the Company's goodwill in Nevada was impaired due to the Company's lower than expected operating results, driven in part by the overall decline in the retail market within the state. The Company utilized a combination of the income approach (discounted cash flow method) and market approach (guideline company method) for its impairment test for each state, resulting in a goodwill impairment charge of $7,329. The key inputs and assumptions used in the fair valuation of Nevada include: (i) a five-year cash flow forecast, which is based on the Company's actual operating results and business plans; (ii) a perpetual growth rate; (iii) an estimated discount rate and (iv) a weighted average cost of capital. The goodwill impairment is recorded within operating expenses in the consolidated statements of operations.

Additionally, for the year ended December 31, 2023, management determined that certain intangible assets associated with the NuLeaf acquisition were impaired due to the Company rebranding certain NuLeaf stock keeping units sold to retail and wholesale customers, and as a result, recorded an impairment charge of $845. The intangible asset impairment is recorded within operating expenses in the consolidated statements of operations.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



8. OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

	As of December 31,		
	2024		2023
Operating lease assets	$ 18,114	$	18,265
Indemnification assets	4,808		6,906
Net deferred tax assets	5,048		2,772
Deposits and escrows - properties	1,723		1,723
Deposits - equipment	422		422
Equity investment [1]	—		200
Other	158		70
Total other non-current assets	$ 30,273	$	30,358

[1] The Company owns a 23.08% ownership interest in PV Culver City, LLC ("PVLLC"). The Company does not have significant influence over, and the Company does not have the right to vote or participate in the management of PVLLC and therefore the investment is measured at its fair value. Refer to Note 23 - Financial Instruments for more information relating to the fair value of this equity investment for the years ended December 31, 2024 and 2023, as well as loss on investment recorded.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,		
	2024		2023
Deferred income - ERC [1]	$ 9,181	$	10,140
Goods received not invoiced	4,366		5,019
Operating lease obligations	4,966		4,693
Accrued employee related expenses and liabilities	4,095		4,175
Acquisition-related milestone accrual [2]	—		4,167
Accrued interest [2]	1,531		4,106
Accrued sales and excise taxes	1,928		2,388
Deferred revenue (loyalty program)	1,321		1,407
Accrued professional and management fees	470		986
Contingent consideration liabilities [2]	—		817
Accrued capital expenditures	461		702
Other accrued expenses and current liabilities	4,467		5,470
Total accrued expenses and other current liabilities	$ 32,786	$	44,070

[1] Refer to Note 4 - Prepaid Expenses and Other Current Assets for more information.

[2] Relates to Sammartino in connection with the acquisition of Nature's Remedy in September 2021. Acquisition-related milestone accrual of $5,000 and accrued interest of $3,130 as of December 31, 2024 was classified as other liabilities - non-current in the consolidated balance sheet, since the Company currently has no obligation to pay these amounts within the next 12 months from the balance sheet date. See further discussion of the Sammartino Matter in Note 22 - Commitments and Contingencies.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



10. DEBT

The components of the Company's debt are as follows:

	Effective Interest Rate	Contractual Maturity Date	As of December 31, 2024	As of December 31, 2023
Principal amounts:				
Second Lien Notes	15%	December 2026	$ 80,131	$ 75,497
Term loans	26%	September 2026 [(1)]	48,500	—
Acquisition Facility	n/a	n/a	—	60,125
Acquisition-related promissory notes payable	8% - 12%	October 2025 - April 2027	22,289	35,716
Mortgage loans	6% - 11%	January 2027 - April 2028	29,054	29,456
Total debt subject to scheduled repayments			179,974	200,794
Promissory notes payable to Sammartino [(2)]	10%	September 2024 - September 2026	21,500	21,500
Jushi Europe debt	n/a	n/a	—	3,298
Total debt			201,474	225,592
Less: debt issuance costs and original issue discounts			(15,267)	(13,037)
Total debt, net			$ 186,207	$ 212,555
Debt, net - current portion			$ 2,758	$ 86,514
Debt, net - non-current portion			$ 183,449	$ 126,041

[(1)] Matures the earlier of (i) January 31, 2027 and (ii) the date that is 91 days prior to the final maturity of the Second Lien Notes.

[(2)] This amount is related to the promissory notes issued to Sammartino in connection with the acquisition of Nature's Remedy in September 2021. The Company currently has no obligation to pay the principal and interest. See further discussion of the Sammartino Matter in Note 22 - Commitments and Contingencies.

Term Loans

In July 2024, a syndicate of lenders provided $48,500 in secured term loans ("Term Loans") to the Company. The Term Loans were issued with a 2% original issue discount, bear interest at a rate of 12.25% per annum and mature the earlier of (i) January 31, 2027 and (ii) the date that is 91 days prior to the final maturity of the Second Lien Notes. Beginning August 1, 2025, the Company will commence quarterly principal payments of $1,213 on the first business day of each calendar quarter with a final payment of $42,438 at maturity date, plus a 4% exit premium on such amounts.

Additionally, the Company issued 19,400,000 five-year warrants to purchase SVS of the Company (the "Term Loan Warrants") at a strike price of $1.00 per SVS. The Term Loan Warrants were issued by the Company in connection with, but were detached from, the Term Loans. Refer to Note 13 - Derivative Liabilities for additional information.

An entity affiliated with James Cacioppo, the Company's Chief Executive Officer, Chairman and Founder, is a Term Loan lender in the principal amount of $9,000, and received 3,600,000 Term Loan Warrants. Denis Arsenault, a Founder and significant equity holder of the Company, participated as a Term Loan lender in the principal amount of $7,000, and received 2,800,000 Term Loan Warrants.

Second Lien Notes

In December 2022, the Company issued 12% second lien notes due December 7, 2026 ("Second Lien Notes") in an aggregate amount of $73,061, of which the Company received cash proceeds of $31,594 and the remaining $41,467 was settled without the need for any transfers of cash between the Company and certain holders of its 10% senior secured

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
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notes ("Senior Notes") that elected to purchase Second Lien Notes from the Company in accordance with certain Funding and Settlement Facilitation Agreements ("Facilitation Agreements"). The Facilitation Agreements provided for the Company and purchasers of Second Lien Notes who were also holders of Senior Notes to settle the amount owed to each such purchaser pursuant to the redemption of such purchaser's Senior Notes against the amount of Second Lien Notes purchased by such purchaser without the need for any transfers of cash. The Second Lien Notes mature on December 7, 2026, and bear interest at 12.0% per annum, payable in cash quarterly.

Additionally, the Company issued 17,512,280 four-year warrants to purchase SVS of the Company (the "Second Lien Notes Warrants"). Each purchaser of the Second Lien Notes received Second Lien Notes Warrants at 50% coverage of the principal amount of such purchaser's Second Lien Notes divided by the strike price of $2.086 per share. The Second Lien Notes Warrants were issued by the Company in connection with, but were detached from, the Company's issuance of the Second Lien Notes. Refer to Note 13 - Derivative Liabilities for additional information.

In March 2023, the Company, one of its wholly subsidiaries ("JMGT, LLC") and the Company's Chief Executive Officer and Chairman of the board of directors ("CEO") entered into an amendment to his existing employment agreement (the "Amendment") pursuant to which the CEO agreed to receive the $750 annual cash bonus that would otherwise have been paid to him for 2022 in the following alternative form: (i) a lump sum cash payment in the amount of $250, which was paid in March 2023, (ii) $750 aggregate principal amount of Second Lien Notes, which were issued in March 2023, and (iii) fully-detached warrants to purchase up to approximately $375 worth of Second Lien Notes Warrants, which were issued on September 1, 2023 resulting in the issuance of Second Lien Notes Warrants to purchase 551,471 SVS at an exercise price of $0.68 per share. The fair value of the Second Lien Notes Warrants that were issued was $200, which was recorded as additional debt discount to the Second Lien Notes, with a corresponding offset to Paid-in capital within equity.

In June 2023, the Company amended its Second Lien Notes to modify the Change of Control provisions and make other changes. The consideration paid by the Company for the amendment was a repricing of the related outstanding warrants to purchase SVS of the Company from an exercise price of $2.086 per warrant to $1.00 per warrant. In addition to the repricing of the warrants, the respective warrant agreements were amended and resulted in a change in accounting classification of the respective warrants from liability to equity. The estimated value of the consideration of $1,341 was determined based on the incremental change in the fair value of the warrants before and after repricing. The consideration was recorded as additional debt discount to the Second Lien Notes with a corresponding offset to Paid-in capital. Refer to Note 13 - Derivative Liabilities for more information.

In November 2023, the Company, JMGT, LLC, and the Company's CEO entered into an amendment to his existing employment agreement (the "Second Amendment") pursuant to which the CEO agreed to receive the $100 base salary annual increase for the year 2024, and the $850 annual cash bonus for the year 2023 that would otherwise have been paid to him in the following alternative form: (i) a lump sum cash payment of $213, which was paid in November 2023, (ii) $1,150 aggregate principal amount of Second Lien Notes, which were issued in December 2023, and (iii) fully-detached warrants to purchase up to approximately $575 worth of the Company's SVS, which were issued in December 2023 resulting in the issuance of Second Lien Notes Warrants to purchase 718,750 SVS at an exercise price of $0.80 per share. The fair value of the Second Lien Notes Warrants that were issued was $191, which was recorded as additional debt discount to the Second Lien Notes, with a corresponding offset to Paid-in capital.

On January 24, 2024, the Company entered into two Note Exchange Agreements (the "Note Exchange Agreements") with holders of approximately $9,850 of the Company's unsecured debt (the "Existing Notes"). Upon closing of the transactions contemplated in the Note Exchange Agreements (the "Debt Exchange") on February 6, 2024, the holders of the Existing Notes delivered the Existing Notes to the Company for cancellation, and the Company: (i) issued to certain direct and beneficial holders of the Existing Notes an aggregate of $4,750 principal amount of Second Lien Notes; (ii) issued to certain direct and beneficial holders of the Existing Notes fully-detached warrants to purchase an aggregate of 1,800,000 of the Company's SVS, with each warrant having an exercise price of $1.00 per SVS and an expiration of

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



December 7, 2026; and (iii) paid to the direct holders of the Existing Notes an aggregate of $2,750 in cash. Refer to Note 14 - Equity for more information.

The Debt Exchange was accounted for as a debt extinguishment, and resulted in the Company recording a non-cash gain on debt extinguishment of $399, which represents the difference between the reacquisition price of the Existing Notes and the net carrying amount of the Existing Notes prior to redemption. This amount was recorded in other income (expense), net in the consolidated statements of operations during the first quarter of 2024.

In September 2024, the Company, JMGT, LLC, and the Company's CEO entered into an amendment to his existing employment agreement (the "Fourth Amendment") pursuant to which the CEO received the $950 annual cash bonus for the year 2024 in the following alternative form: (i) a lump sum cash payment of $238, which was paid in October 2024, (ii) $1,382 aggregate principal amount of Second Lien Notes, which was issued in September 2024, and (iii) stock options granted under the 2019 Plan, expiring five years from the date of grant to purchase up to 1,062,732 of the Company's SVS at an exercise price of $0.65.

Acquisition Facility

In October 2021 (the "Closing Date"), the Company entered into definitive documentation in respect of a $100,000 Senior Secured Credit Facility (the "Acquisition Facility") from Roxbury, LP, a portfolio company of SunStream Bancorp Inc., which is a joint venture sponsored by Sundial Growers Inc. The Company is permitted to borrow amounts under the Acquisition Facility for potential strategic expansion opportunities in both its core and developing markets. After being drawn, loans issued under the Acquisition Facility bear an interest rate of 9.5% per annum, payable quarterly, and will mature five years from the Closing Date. Subject to the approval of the Agent's investment committee and other conditions, including pro forma compliance with certain financial covenants (further defined below) at the time of borrowing, the Company will be able to make draws under the facility until the 18- month anniversary of the Closing Date (the "Draw Period"), and will have a two-year interest-only period before partial amortization begins on a quarterly basis. Interest are payable on the first business day of each calendar quarter. The Company also may increase the total commitment of the Acquisition Facility by an aggregate amount of up to $25,000, subject to certain conditions (the "Accordion"). The Acquisition Facility is secured by a first lien over certain Company assets and on a pari passu basis with the collateral securing the indebtedness of the Company evidence by the Senior Notes. The Company recorded original discount of $1,701, which included debt issuance costs of $721.

During the Draw Period, a standby fee of 2.25% per annum of the undrawn amount of the Acquisition Facility minus the sum of the daily average of the outstanding amount of the Acquisition Facility for the preceding calendar quarter shall be paid quarterly, in arrears, on the first business day of each calendar quarter. The standby fee drops to 1.5% on the date the Senior Notes mature or are refinanced. An exit fee of 1.5% of the original term loan amount of $100,000 shall be paid upon the earliest of the maturity date, any repayment of the principal balance of the term loans or the occurrence of an event of default. In the event the Senior Notes mature or are refinanced, no exit fee is owed by the Company to the lenders. In the event the Company wishes to refinance the Senior Notes, lenders have a right of first refusal to contribute up to 50% of the amount used to refinance the Senior Notes.

In October 2021, the Company drew down $40,000 from the Acquisition Facility to fund the cash portion of the acquisition of Nature's Remedy. In April 2022, the Company drew down $25,000 from the Acquisition Facility to fund the cash portions of the NuLeaf and Apothecarium acquisitions, and the Company entered into an amendment to the Acquisition Facility pursuant to which: (i) the commencement of leverage testing was pushed back by four quarters, (ii) certain leverage ratios were revised; and (iii) the Company may proceed with a reorganization pursuant to a petition for bankruptcy in Switzerland with respect to Jushi Europe without potentially defaulting under the Acquisition Facility.

In December 2022, the Company entered into a second amendment to the Acquisition Facility pursuant to which: (i) the interest rate was increased to 11% per annum; (ii) the maximum borrowings capped at $65,000 with the removal of the

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



standby fee; (iii) the maturity date was amended to December 31, 2024; and (iv) the total leverage ratio covenant was removed and replaced with a minimum quarterly revenue covenant.

In November 2023, the Company entered into a third amendment to the Acquisition Facility pursuant to which: (i) the minimum cash balance maintenance requirements in the Acquisition Facility were reduced from a fixed dollar amount to 10% of the outstanding term loans amount, which have the effect of decreasing such minimum cash balance requirement as additional scheduled amortization repayments are made on such term loans, and (ii) made certain technical and conforming changes to account for the Company's Loan Agreement with FVCBank with respect to its Manassas, VA facility. Having completed most of the improvements to the Company's Manassas, VA facility, the Acquisition Facility Amendments also set forth certain limits on the Company's use of balance sheet cash to fund future improvements to the Manassas, VA facility.

In July 2024, the Acquisition Facility was repaid in full with the net proceeds from the Term Loans in the principal amount of $47,530 and the remaining amount from cash on hand, resulting in a loss on extinguishment of $900, which was recorded in other income (expense), net in the consolidated statements of operations during the year ended December 31, 2024.

Acquisition-related promissory notes payable

Apothecarium

In March 2022, in connection with the Apothecarium acquisition, the Company issued to the seller two unsecured promissory notes with a total principal amount of $9,853, with no stated interest and both maturing in March 2027. The promissory notes provide for a principal payment of $3,448 on the 21st month anniversary, followed by 39 equal monthly payments for the remaining balance. On February 6, 2024, these promissory notes were settled through a Debt Exchange. Refer to the Second Lien Notes section above for more information.

NuLeaf

In April 2022, in connection with the NuLeaf acquisition, the Company issued to the seller unsecured promissory notes with an aggregate total principal amount of $15,750 with a stated interest rate of 8% and maturity date in April 2027. The promissory notes provide for a full principal payment on the maturity date. Additionally, in July 2022, the Company amended the five-year note for an additional principal amount of $3,000 to settle the contingent consideration associated with the acquisition. There were no changes to the interest rate and maturity date of the five-year note at such time.

Nature's Remedy

In September 2021, in connection with the Nature's Remedy acquisition, the Company issued to the seller 8% unsecured promissory notes in the principal amounts of $11,500 maturing September 10, 2024 and a $5,000 note maturing September 10, 2026. The promissory notes provide for cash interest payments to be made quarterly and all principal and accrued and unpaid interest are due at their respective maturities. In September 2022, the Company amended the three-year note for an additional principal amount of $5,000 in settlement of a contingent consideration liability for the First Milestone Period in connection with the September 2021 acquisition of Nature's Remedy.

Repayment of principal and interest are currently on hold until the resolution of the Sammartino Matter as discussed in greater detail in Note 22 - Commitments and Contingencies. Consequently, the principal balances were classified as long-term debt, and the accrued interests were classified as other liabilities - non-current as of December 31, 2024 since the Company currently has no obligation to pay these amounts within the next 12 months from the balance sheet date.

Vireo Health

In July 2024, the Company extinguished its promissory note with Vireo Health which had a principal balance of $3,750 and a maturity date of August 11, 2024. The promissory note was redeemed at 96% of the principal amount and 50% of

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



accrued and unpaid interest, resulting in a gain on extinguishment of $140, which is recorded in other income (expense), net in the consolidated statements of operations during the year ended December 31, 2024.

Northern Cardinal

In October 2024, in connection with the acquisition of the remaining 51% shares of Northern Cardinal Ventures, LLC ("Northern Cardinal"), the Company issued a one-year unsecured promissory note with an aggregate total principal amount of $175 at an interest rate of 9%. The promissory note provide for cash interest payments to be made quarterly and all principal and accrued and unpaid interest are due at maturity. Refer to Note 15 - Non-Controlling Interest for more information.

Mortgage loans

Arlington Mortgage

In December 2021, the Company entered into a $6,900 mortgage loan agreement (the "Arlington Mortgage"), which is principally secured by the Company's retail property in Arlington, Virginia. As of December 31, 2022, the Company had drawn down $5,000, and the remaining $1,900 was drawn down in January 2023. The Arlington Mortgage bears a fixed interest rate of 5.875% per annum, payable monthly, and will mature in January 2027.

Dickson City Mortgage

In July 2022, the Company entered into a $2,800 mortgage loan agreement (the "Dickson City Mortgage"), which is principally secured by the Company's retail property in Dickson City, Pennsylvania. The Dickson City Mortgage matures in July 2027 and bears interest at a variable rate equal to prime rate plus 2%. The interest rate as of December 31, 2024 was 9.75%.

Manassas Mortgage

In April 2023, the Company entered into a $20,000 mortgage loan agreement (the "Manassas Mortgage"), which is principally secured by the Company's cultivation and processing facility located in Manassas, Virginia. The Manassas Mortgage is payable monthly and will mature in April 2028. The interest rate is variable and determined based on the 30-day average secured overnight financing rate plus 3.55% with a floor rate of not less than 8.25%. The interest rate as of December 31, 2024 was 8.25%.

Jushi Europe

On February 16, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts, and on May 19, 2022, the Swiss courts declared Jushi Europe's bankruptcy. As a result, the Company lost control of Jushi Europe's assets and liabilities since they are subject to oversight by the Geneva, Switzerland bankruptcy office. During the second quarter of 2024, Jushi Europe was deconsolidated and its respective assets and liabilities were derecognized from the Company's consolidated financial statements, as the Company determined that it no longer has any obligation in relation to this subsidiary. Upon deconsolidation, the Company has no retained interest in Jushi Europe. As a result of these actions, the Company recognized a gain of $1,896 in other income (expense), net in its consolidated statements of operations.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



Financial covenants

Term loans

The Term Loans include a financial covenant that requires the Company to maintain a minimum unrestricted cash balance as of the last day of each calendar month during the term of the Term Loans, with an initial minimum cash balance of $8,000, subject to certain "step-ups" for succeeding periods. As of December 31, 2024, the Company was in compliance with this financial covenant.

Mortgage loans

The Company's three mortgage loan agreements contain certain financial and other covenants with which the Company is required to comply. As of December 31, 2024, the Company was in compliance with all financial covenants contained in each of the mortgage loan agreements.

Annual Maturities

As of December 31, 2024, aggregate future contractual maturities of the Company's debt are as follows:

	2025	2026	2027	2028	Total
Second Lien Notes	$ —	$ 80,131	$ —	$ —	$ 80,131
Acquisition-related promissory notes payable	175	—	22,114	—	22,289
Mortgage loans	669	665	9,411	18,309	29,054
Term loans	2,425	46,075	—	—	48,500
Total debt subject to scheduled repayments	$ 3,269	$ 126,871	$ 31,525	$ 18,309	$ 179,974

The above table excludes the maturities of the Company's promissory notes payable to Sammartino, as the repayments of these notes, if any, would arise in the context of a non-appealable final judgement by a court. Refer to Note 22 - Commitments and Contingencies for more information. Specifically, the promissory notes that were payable to Sammartino are as follows: $16,500 in 2024 and $5,000 in 2026. However, these balances were classified as long-term debt as of December 31, 2024 since the Company does not expect to repay these amounts within the next 12 months.

Interest Expense

Interest expense, net is comprised of the following:

	Year Ended December 31,	
	2024	2023
Interest and accretion - Second Lien Notes	$ 11,423	$ 10,106
Interest and accretion - Term Loans	4,653	—
Interest and accretion - Finance lease liabilities	10,045	9,784
Interest and accretion - Acquisition Facility	4,844	9,466
Interest and accretion - Promissory notes	4,421	6,173
Interest and accretion - Mortgage loans and other financing activities	2,671	2,051
Capitalized interest	(75)	(523)
Total interest expense	37,982	37,057
Interest income	(557)	(91)
Total interest expense, net	$ 37,425	$ 36,966

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



11. LEASES

The Company leases certain business facilities for corporate, retail and cultivation operations from third parties under lease agreements that specify minimum rentals. In addition, the Company leases certain equipment for use in cultivation and extraction activities. The Company determines whether a contract is or contains a lease at the inception of the contract. Due to changing demographics and business environment, the Company performed a reassessment of its previously classified real estate finance leases in June 2023 and certain real estate operating leases in September 2023. These reassessments resulted in the removal of certain option renewal periods contained in the leases as the Company is no longer reasonably certain to exercise these option renewal periods. As a result of the June 2023 reassessment, the classification of some leases were changed from finance to operating, resulting in an aggregate decrease in finance lease obligations and related right-of-use ("ROU") assets of $45,768 and $42,349, respectively, and an aggregate net increase in operating lease obligations and related ROU assets of $8,691 and $5,271, respectively. The impact of the September 2023 reassessment was an aggregate net decrease in operating lease obligations and related ROU assets of $6,084 and $6,084, respectively.

In connection with the change from finance to operating lease, the Company's depreciation and interest expense related to ROU assets will be lower after the change and rent expense will be higher. The expiry dates of the leases, including reasonably certain estimated renewal periods, are between 2025 and 2043. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table provides the components of lease cost recognized in the consolidated statements of operations for the periods presented.

| | | Year Ended December 31, | |
		2024	2023
Finance lease cost:			
Amortization of lease assets	$	4,758	$ 5,358
Interest on lease liabilities		10,045	9,784
Total finance lease cost		14,803	15,142
Operating lease cost		5,112	4,819
Variable lease cost		86	155
Total lease cost	$	20,001	$ 20,116

All extension options that are reasonably certain to be exercised have been included in the measurement of lease obligations. The Company reassesses the likelihood of extension option exercise if there is a significant event or change in circumstances within its control.

Other information related to operating and finance leases as of the balance sheet dates presented are as follows:

| | As of December 31, 2024 | | As of December 31, 2023 | |
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Weighted average discount rate	16.17 %	15.28 %	16.09 %	15.09 %
Weighted average remaining lease term (in years)	15.6	8.0	16.6	8.7
Cash paid for amounts included in the measurement of lease liabilities	$ 11,054	$ 5,780	$ 11,060	$ 5,168

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The maturities of the contractual undiscounted lease liabilities as of December 31, 2024 are as follows:

	Finance Leases		Operating Leases	
2025	$	10,542	$	5,401
2026		11,130		5,684
2027		10,637		5,260
2028		10,728		4,586
2029		10,440		3,755
Thereafter		137,548		15,711
Total undiscounted lease liabilities		191,025		40,397
Interest on lease liabilities		(128,690)		(17,808)
Total present value of minimum lease payments	$	62,335	$	22,589
Lease liabilities - current portion	$	9,593	$	4,966
Lease liabilities - non-current	$	52,742	$	17,623

12. OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

	As of December 31,			
	2024		2023	
Operating lease liabilities	$	17,623	$	19,861
Acquisition-related milestone accrual [1]		5,000		—
Accrued interest [1]		3,130		—
Deferred tax liabilities		1,626		3,468
Contingent consideration liabilities [2]		5,912		—
Other non-current liabilities		5,362		5,782
Total other non-current liabilities	$	38,653	$	29,111

[1] These amounts are related to Sammartino in connection with the acquisition of Nature's Remedy in September 2021 which were classified as other liabilities - non-current in the consolidated balance sheet as of December 31, 2024 since the Company currently has no obligation to pay these amounts within the next 12 months from the balance sheet date. See further discussion of the Sammartino Matter in Note 22 - Commitments and Contingencies.

[2] This relates to the acquisitions of Statewide and RJK. Refer to Note 6 - Acquisitions for more information.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



13. DERIVATIVE LIABILITIES

The following table summarizes the change in the Company's derivative liabilities:

	Total Derivative Liabilities [1]
Balance as of January 1, 2023	$ 14,134
Fair value changes	(9,589)
Reclassification to equity	(2,050)
Down-round changes	143
Balance as of December 31, 2023	2,638
Derivative Warrants issued [2]	6,765
Fair value changes	(6,119)
Expiration of derivative warrants	(156)
Balance as of December 31, 2024	$ 3,128

[1] Refer to Note 14 - Equity for the change in number of warrants outstanding.

[2] Represents the fair value of 19,400,000 derivative warrants issued in connection with the Term Loans in July 2024. Refer to Note 10 - Debt for more information.

The Company's derivative liabilities are primarily comprised of derivative warrants ("Derivative Warrants"). These are warrants to purchase SVS of the Company and were issued in connection with the Company's Senior Notes, Second Lien Notes and its Term Loans. As discussed in Note 10 - Debt, in June 2023, the Company amended the warrant agreements, previously issued with the Second Lien Notes, to decrease the warrants exercise price of $2.086 per warrant to $1.00 per warrant for 17,512,280 warrants as well as certain other sections of the warrant agreement, which resulted in a change in accounting classification of the respective warrants from liability to equity. As a result of the change in classification of the warrants, the Company recorded a decrease in derivative liability of $2,050, with a corresponding increase in paid-in capital. The aforementioned repricing triggered certain down-round provision on some of the outstanding warrants previously issued with the Senior Notes (the "Senior Notes Warrants"). As part of the amendment the Company changed the warrants exercise price of $1.25 per warrant to $1.00 per warrant for 5,890,922 Senior Notes Warrants. With the change in exercise price the Company recorded an incremental change of $143 in the fair value of such Senior Notes Warrants after repricing as an increase to derivative liabilities with a corresponding offset to Other income (expense) (refer to Note 10 - Debt for additional information). The Derivative Warrants may be net share settled.

As of December 31, 2024, there were 21,400,000 Derivative Warrants outstanding, which consisted of (i) 2,000,000 warrants with exercise price of $2.086 per warrant and expiration date in December 2026 and (ii) 19,400,000 warrants with exercise price of $1.00 per warrant and expirations date in July 2029. As of December 31, 2023, there were 37,862,922 Derivative Warrants outstanding, which consisted of (i) 29,972,000 warrants with exercise price of $1.25 per warrant and expiration date in December 2024, (ii) 5,890,922 warrants with an exercise price of $1.00 per warrant and expiration date in December 2024, and (iii) 2,000,000 warrants with an exercise price of $2.086 per warrant and expiration date in December 2026.

Derivative Warrants are considered derivative financial liabilities measured at fair value with all gains or losses recognized in profit or loss as the settlement amount for the Derivative Warrants may be adjusted during certain periods for variables that are not inputs to standard pricing models for forward or option equity contracts, i.e., the "fixed for fixed" criteria under ASC 815-40. The estimated fair value of the Derivative Warrants is measured at the end of each reporting period and an adjustment is reflected in fair value changes in derivatives in the consolidated statements of operations. These are Level 3 recurring fair value measurements. The estimated fair value of the Derivative Warrants was determined using the Black-Scholes model with stock price based on the OTCQX closing price of the Derivative Warrants issue date as of December 31, 2024 and December 31, 2023.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



The assumptions used in the fair value calculations as of the balance sheet dates presented include the following:

| | July 2024 (new issuances) | As of December 31, | |
		2024	2023
Stock price per share	$0.57	$0.31	$0.46
Risk-free annual interest rate	3.97%	4.24% - 4.35%	4.01% - 4.79%
Exercise price	$1.00	$1.00 - $2.086	$1.00 - $2.086
Weighted average volatility	88%	93%	101%
Remaining life	5 years	2 - 4.6 years	1 - 2.9 years
Forfeiture rate	0%	0%	0%
Expected annual dividend yield	0%	0%	0%

Volatility was estimated by using a weighting of the Company's historical volatility. The risk-free interest rate for the expected life of the Derivative Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term. The expected life is based on the contractual term. If any of the assumptions used in the calculation were to increase or decrease, this could result in a material or significant increase or decrease in the estimated fair value of the derivative liability. For example, the following table illustrates an increase or decrease in certain significant assumptions as of the balance sheet dates:

| | As of December 31, 2024 | | | As of December 31, 2023 | | |
	Input	Effect of 10% Increase	Effect of 10% Decrease	Input	Effect of 10% Increase	Effect of 10% Decrease
Stock price per share	$ 0.31	$ 440	$ (427)	$ 0.46	$ 637	$ (574)
Volatility	93 %	$ 438	$ (465)	101 %	$ 680	$ (643)

14. EQUITY

Authorized, Issued and Outstanding

The authorized share capital of the Company consists of an unlimited number of SVS, Multiple Voting Shares, Super Voting Shares and Preferred Shares. As of December 31, 2024, the Company had 196,696,597 SVS issued and outstanding and no Multiple Voting Shares, Super Voting Shares or Preferred Shares issued and outstanding.

Warrants

Each warrant entitles the holder to purchase one share of the same class of common share. The following table summarizes the status of the Company's warrants and related transactions for each of the presented years:

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



	Non-Derivative Warrants	Derivative Warrants [1]	Total Number of Warrants	Weighted - Average Exercise Price Per Warrant		Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
Balance, January 1, 2023	30,673,635	55,375,202	86,048,837	$	1.40	$ 1,081	3.9
Granted [2][3]	2,970,221	—	2,970,221	$	0.63		
Cancelled [3]	(2,087,500)	—	(2,087,500)	$	2.18		
Reclassified	17,512,280	(17,512,280)			—		
Balance, December 31, 2023	49,068,636	37,862,922	86,931,558	$	1.12	$ —	3.0
Granted [4]	2,500,000	19,400,000	21,900,000	$	0.99		
Cancelled/forfeited/expired [5]	(1,050,100)	(35,862,922)	(36,913,022)	$	1.21		
Balance, December 31, 2024	50,518,536	21,400,000	71,918,536	$	1.03	$ —	3.6
Exercisable, December 31, 2024	48,898,536	21,400,000	70,298,536	$	1.04	$ —	3.6

[1] In June 2023, 5,890,922 warrants were repriced from $1.25 to $1.00. Additionally, 17,512,280 warrants were reclassified from derivative liability warrants to non-derivative (equity) warrants and repriced from $2.086 to $1.00. Refer to Note 13 - Derivative Liabilities for additional information.

[2] The non-derivative warrants were issued for consulting or other services, therefore, these compensatory warrants are accounted for as share-based payment arrangements.

[3] On November 15, 2023, the Company cancelled warrants to purchase 200,000 SVS at an exercise price of $1.75 held by the Company's Chief Financial Officer, that were originally issued on December 9, 2022, and reissued warrants to purchase 200,000 SVS at an exercise price of $0.55 and an expiration date of December 17, 2028.

[4] In July 2024, 19,400,000 warrants were issued in connection with the Term Loans. In February 2024, 1,800,000 warrants were issued in connection with the Debt Exchange. Refer to Note 10 - Debt for more information.

[5] On December 23, 2024, 35,862,922 warrants that were issued in connection with the Senior Notes expired.

The grant date fair value of the non-derivative warrants issued was determined using the Black-Scholes option-pricing model. The following assumptions were used for the calculations at date of issuance.

	Year Ended December 31,	
	2024	**2023**
Weighted average stock price	$0.60	$0.55
Weighted average expected stock price volatility	87%	77%
Expected annual dividend yield	—%	—%
Weighted average expected life of warrants	4.8 years	5.1 years
Weighted average risk-free annual interest rate	3.97%	3.94%
Weighted average grant date fair value	$0.36	$0.28

Share-based payment award plans

Plan summary and description

The Company's 2019 Equity Incentive Plan (the "2019 Plan") was initially adopted in April 2019, and was amended in June 2022. The 2019 Plan is administered by the board of directors, who have delegated to the Compensation Committee the ability to grant awards with board of directors' review for directors and officers.

The purpose of the 2019 Plan is to: (i) promote and retain employees, directors and consultants capable of assuring our future success; (ii) motivate management to achieve long-range goals; and (iii) to provide compensation and opportunities for ownership and alignment of interests with shareholders. The 2019 Plan permits the grant of: (i) Stock Options; (ii) Restricted Stock Awards; (iii) Restricted Stock Units; (iv) Stock Appreciation Rights; and (v) Other Awards. Any of the Company's employees, officers, directors, and consultants are eligible to participate (each a Participant) in the 2019 Plan

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



if selected by the board of directors or the Compensation Committee. The basis of participation of an eligible recipient of an Award under the 2019 Plan, and the type and amount of any Award that an individual will be entitled to receive under the 2019 Plan, will be determined by board of directors and/or Compensation Committee. The Board may suspend or terminate the 2019 Plan at any time.

The 2019 Plan authorizes the issuance of up to 15% (plus an additional 2% inducements for hiring employees and senior management) of the number of outstanding shares of common stock (of all classes) of the Company (the "Share Reserve"). Incentive stock options are limited to the Share Reserve, and the maximum number of incentive awards available for issuance under the 2019 Plan, including additional awards available for certain new hires, was 6,669,002 as of December 31, 2024.

Stock Options

The stock options issued by the Company are options to purchase SVS of the Company. All stock options issued have been issued to directors and employees under the Company's 2019 Plan. Such options generally expire ten years from the date of grant and generally vest ratably over three years from the grant date. The options generally may be net share settled.

On November 15, 2023, the Company's board of directors approved a limited stock option cancellation and regrant program in which a limited number of the Company's senior management team and the Company's non-employee directors (the "Eligible Participants") could elect to cancel each stock option held with an exercise price per SVS of $3.91 or greater, and to be granted a replacement option to purchase an identical number of SVS. On November 17, 2023, the Eligible Participants cancelled a total of 3,224,000 stock options under this program, and were regranted the same number of stock options on December 17, 2023 at an exercise price of $0.55, with an expiration date of ten years from the grant date.

On August 12, 2024, the Company's board of directors approved a limited stock option cancellation and regrant program in which Eligible Participants could elect to cancel each stock option held with an exercise price per SVS equal to $1.91, $1.93, $2.00 and $5.71, and to be granted a replacement option to purchase an identical number of SVS. The Eligible Participants cancelled a total of 9,136,758 stock options under this program, and were regranted the same number of stock options on September 13, 2024 at an exercise price of $0.54, with an expiration date of ten years from the grant date.

The following table summarizes the status of stock options and related transactions for each of the presented years:

	Stock Options	Weighted Average Exercise Price per Stock Options	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
Balance, January 1, 2023	30,752,259	$ 2.58	$ —	8.5
Granted	11,507,429	$ 0.54		
Cancelled/forfeited/expired	(14,606,504)	$ 3.20		
Balance, December 31, 2023	27,653,184	$ 1.40	$ —	8.2
Granted	12,954,490	$ 0.57		
Exercised	(64,999)	$ 0.60		
Cancelled/forfeited/expired	(13,773,256)	$ 1.81		
Balance, December 31, 2024	26,769,419	$ 0.79	$ —	8.5
Exercisable, December 31, 2024	11,209,397	$ 0.99	$ —	8.0

The fair value of the stock options granted was determined using the Black-Scholes option-pricing model. The following assumptions were used for the calculation at date of grant:

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



	Year Ended December 31,	
	2024	**2023**
Weighted average stock price	$0.56	$0.53
Weighted average expected stock price volatility	86.9%	76.6%
Expected annual dividend yield	—%	—%
Weighted average expected life	5.0 years	5.9 years
Weighted average risk-free annual interest rate	3.56%	3.81%
Weighted average grant date fair value	$0.21	$0.30

Restricted Stock

The Company grants restricted SVS to independent directors, management, former owners of acquired businesses or assets, and to consultants and other employees. The restricted SVS are included in the issued and outstanding SVS, and the fair value of the restricted stock granted was estimated based on the SVS price at grant date. The following table summarized the status of restricted stock and related transactions for each presented years:

	Unvested Restricted Stock	Weighted-Average Grant-date Fair Value Price per Restricted Stock	Average Intrinsic Value	Weighted Average Remaining Vesting Term (in Years)
Issued and Outstanding as of January 1, 2023	1,156,319	$ 2.45	$ 881	0.3
Cancelled	(54,774)	$ 2.43		
Vested and Released	(1,099,684)	$ 2.45	$ 526	
Issued and Outstanding as of December 31, 2023	1,861	$ 4.05	$ 1	0.7
Vested and Released	(1,861)	$ 4.05	$ 1	
Issued and Outstanding as of December 31, 2024	—			

Share-based compensation cost

The Company recorded share-based compensation costs related to previously issued stock options, restricted stocks and compensatory warrants totaling $4,222 and $8,092 for the years ended December 31, 2024 and 2023, respectively, and are included in selling, general and administrative operating expenses in the accompanying consolidated statements of operations.

As of December 31, 2024, the Company had $2,266 of unrecognized share-based compensation cost related to unvested stock options and warrants, which is expected to be recognized as share-based compensation cost over a weighted average period of 1.4 years as follows:

2025	$ 1,589
2026	491
2027	147
2028	33
Thereafter	6
	$ 2,266

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



15. NON-CONTROLLING INTEREST

Jushi Europe

On February 16, 2022, Jushi Europe filed a notice of over-indebtedness with the Swiss courts, and on May 19, 2022, the Swiss courts declared Jushi Europe's bankruptcy. As a result, the Company lost control of Jushi Europe's assets and liabilities since they are subject to oversight by the Geneva, Switzerland bankruptcy office. Refer to Note 10 - Debt for more information.

Northern Cardinal

In August 2021, Northern Cardinal was awarded a conditional retail dispensary license in Illinois via the state's lottery process. The Company was a 49% equity member in Northern Cardinal. In September 2024, the Company acquired the remaining 51% for $350, which was paid with $175 cash, and $175 one-year promissory note, at an interest rate of 9%. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest is adjusted was recognized in paid-in capital. The Company now owns 100% of the issued and outstanding shares of Northern Cardinal.

16. EARNINGS (LOSS) PER SHARE

The reconciliations of the net income (loss) and the weighted average number of shares used in the computations of basic and diluted earnings (loss) per share are as follows:

| | Year Ended December 31, | |
	2024	2023
Numerator:		
Net loss	$ (48,777)	$ (65,102)
Denominator:		
Weighted-average shares of common stock - basic and diluted	195,158,282	194,770,212
Loss per share - basic and diluted	$ (0.25)	$ (0.33)

The following table summarizes weighted average instruments that may, in the future, have a dilutive effect on earnings (loss) per share, but were excluded from consideration in the computation of diluted net earnings (loss) per share for the years ended December 31, 2024 and 2023 because the impact of including them would have been anti-dilutive:

| | As of December 31, | |
	2024	2023
Stock options	27,321,342	28,783,139
Warrants (derivative liabilities and equity)	95,802,822	85,575,031
Unvested restricted stock awards	1,347	368,711
	123,125,511	114,726,881

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



17. REVENUE, NET

The Company has two revenue streams: retail and wholesale. The Company's retail revenues are comprised of cannabis sales from its dispensaries. The Company's wholesale revenues are comprised of cannabis sales to its wholesale customers for resale through their dispensaries. Any intercompany revenue and costs are eliminated to arrive at consolidated totals.

The following table summarizes the Company's revenue from external customers, disaggregated by revenue stream:

	Year Ended December 31,	
	2024	**2023**
Retail cannabis	$ 227,930	$ 239,351
Wholesale cannabis	29,595	30,094
Total revenue, net	$ 257,525	$ 269,445

18. OPERATING EXPENSES

The major components of operating expenses are as follows:

	Year Ended December 31,	
	2024	**2023**
Salaries, wages and employee related expenses	$ 56,443	$ 56,483
Depreciation and amortization expense	15,459	10,656
Rent and related expenses	11,673	11,789
Professional fees and legal expenses	6,744	7,732
Share-based compensation expense	4,222	8,092
Goodwill impairment	—	7,329
Indefinite-lived intangible asset impairment	—	845
Tangible long-lived asset impairment	432	400
Other expenses [1]	12,467	15,720
Total operating expenses	$ 107,440	$ 119,046

[1] Other expenses are primarily comprised of marketing and selling expenses, insurance costs, administrative and application fees, software and technology costs, travel, gain/loss on lease terminations, gain/loss on asset disposals, entertainment and conferences and other.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



19. OTHER INCOME (EXPENSE), NET

The components of other income (expense), net are as follows:

	Year Ended December 31,	
	2024	2023
Deconsolidation of Jushi Europe	$ 1,896	$ —
Gains (losses) on investments and financial assets	(200)	(777)
Losses on debt redemptions/extinguishments/modifications	(362)	—
Gains (losses) on foreign currency adjustments	1,529	(545)
Gains (losses) on legal settlements	400	(400)
Gains (losses) on indemnification assets	(2,098)	(1,292)
Other gains (losses)	1,975	(87)
Total other income (expense), net	$ 3,140	$ (3,101)

20. INCOME TAXES

Details of the Company's income tax expense are as follows:

	Year Ended December 31,	
	2024	2023
Current tax expense:		
Federal	$ 32,454	$ 27,303
State	3,294	3,608
	35,748	30,911
Deferred tax benefit:		
Federal	(1,873)	2,281
State	(2,634)	(1,386)
Foreign	(3,241)	(5,554)
	(7,748)	(4,659)
Change in valuation allowance	3,630	5,554
Total income tax expense	$ 31,630	$ 31,806

The differences between the income tax expense and the expected income taxes based on the statutory tax rate applied to pre-tax earnings (loss) are as follows:

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



		Year Ended December 31,		
		2024		**2023**
Loss before income taxes	$	(17,147)	$	(33,296)
Statutory tax rate		21.00 %		21.00 %
Tax expense (benefit) based on statutory rates		(3,601)		(6,992)
Difference in tax rates		(5,642)		(4,463)
Gain on fair value of derivative		(3,012)		(4,564)
IRC Section 280E disallowed expenses		—		10,862
Share-based compensation		266		173
Deemed interest income		1,641		842
Write-off foreign NOL		1,320		—
Change in valuation allowance		3,630		5,554
State taxes, net		(2,315)		33
Change in uncertain tax positions		35,452		24,888
Impairment expense		—		1,539
Return to provision		1,905		2,786
Other differences		1,986		1,148
Total income tax expense	$	31,630	$	31,806
Effective tax rate		(184.5)%		(95.5)%

The Company's income tax payable of $2,299 as of December 31, 2024 included deferral of certain 2023 estimated income tax payments. The Company files income tax returns in the U.S., various U.S. state jurisdictions, and Canada, which have varying statutes of limitations. As of December 31, 2024, with few exceptions, all tax filings remain open for assessment.

Year-end deferred tax assets and liabilities were due to the following:

		Year Ended December 31,		
		2024		**2023**
Deferred tax assets:				
Lease liability	$	19,300	$	17,760
Net operating losses		20,329		22,661
Interest carryforward		7,726		563
Property and equipment		2,260		1,149
Other deferred tax assets		2,998		3,983
Valuation allowance		(26,580)		(22,951)
	$	26,033	$	23,165
Deferred tax liabilities:				
Right-of-use assets	$	(17,528)	$	(18,414)
Intangible assets		(4,705)		(5,211)
Other deferred tax liabilities		(378)		(235)
	$	(22,611)	$	(23,860)
Net deferred tax asset (liabilities) [1]	$	3,422	$	(695)

[1] Net deferred tax assets are included in other non-current assets while net deferred tax liabilities are included in other non-current liabilities in the consolidated balance sheets.



(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2024 and 2023.

As of December 31, 2024, the Company had $69,578 of non-capital Canadian losses, $2,176 of capital Canadian losses, $50,866 of state net operating losses which expire in 2027-2044. The Company has not recorded $34,292 of these state net operating losses as an unrecognized tax benefit. To the extent that the benefit from these loss carryforwards are not expected to be realized, the Company has recorded a valuation allowance as follows: $69,578 for non-capital Canadian losses, $2,176 for capital Canadian losses, $5,728 for state net operating losses.

Due to its cannabis operations, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except for California and Colorado. Starting with the 2022 tax year, Massachusetts and New York also decoupled from IRC Section 280E, followed by Illinois in 2023 and Pennsylvania in 2024. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income which provides for effective tax rates that are well in excess of statutory tax rates. In connection with the preparation and filing of the fiscal 2022 federal income tax return, the Company changed its previous application of 280E to exclude certain parts of its business. In regards to fiscal years 2023 and 2024, the Company has taken the position that it does not owe taxes attributable to the application of 280E. However, since the Company's new tax position on 280E may be challenged by the IRS, the Company elected to treat the deductibility of these related expenses as an uncertain tax position. As of December 31, 2024, the balances in income tax payable and unrecognized tax benefits on the consolidated balance sheets include the impact of the tax position on 280E, which decreased current liabilities with a corresponding increase in non-current liabilities. There was no material impact to the consolidated statements of operations.

The Company has a liability for unrecognized tax benefits of $143,688 and $100,343 as of December 31, 2024 and 2023, respectively, inclusive of interest and penalties. Additionally, there are unrecognized deferred tax benefits of $23,607 and $17,303 as of December 31, 2024 and 2023, respectively. The Company anticipates that it is reasonably possible that its new tax position on 280E may require changes to the balance of unrecognized tax benefits within the next 12 months. However, an estimate of such changes cannot reasonably be made.

The total amount of interest and penalties related to the liability for unrecognized tax benefits recorded in income tax expense for the year ended December 31, 2024 and December 31, 2023 were $8,814 and $6,676, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits (exclusive of interest and penalties) are as follows:

Balance at January 1, 2023	$	48,258
Reductions based on lapse of statute of limitations		(1,946)
Additions based on tax positions related to the current year		19,843
Additions based on tax positions related to the prior year		38,470
Balance at December 31, 2023	$	104,625
Reductions based on lapse of statute of limitations		(1,692)
Additions based on tax positions related to the current year		25,041
Additions based on tax positions related to the prior year		11,631
Balance at December 31, 2024	$	139,605

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



21. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

Nature of transaction	Year Ended December 31,		As of December 31,	
	2024	2023	2024	2023
	Related Party Income (Expense)		Related Party Receivable (Payable)	
Second Lien Notes - interest expense and principal amount [1]	$ (2,360)	$ (2,223)	$ (20,096)	$ (19,788)
Term Loans - interest expense and principal amount [2]	$ (822)	$ —	$ (16,000)	$ —
Other debt [3]	$ —	$ —	$ —	$ (3,298)

[1] For the years ended December 31, 2024 and 2023, the Second Lien Notes payable and the related interest expense includes amounts related to certain senior key management as well as a significant investor. See Note 10 - Debt for information about the issuance of these notes.

[2] For the year ended December 31, 2024, the Term Loans payable and the related interest expense includes amounts related to the Company's Chief Executive Officer, as well as a significant investor, who each participated as Term Loan lenders in the Company's senior secured term loan refinancing completed in July 2024 in the principal amounts of $9,000 and $7,000 respectively, and also received 3,600,000 Term Loan Warrants and 2,800,000 Term Loan Warrants, respectively. Refer to Note 10 - Debt for more information.

[3] Other debt relates to Jushi Europe which was deconsolidated during the three months ended June 30, 2024. Refer to Note 10 - Debt for more information.

Refer to Note 25 - Subsequent Events for additional information on related party transactions that occurred after December 31, 2024.

22. COMMITMENTS AND CONTINGENCIES

Contingencies

Although the possession, cultivation and distribution of cannabis for medical and recreational use is permitted in certain states, cannabis is classified as a Schedule I controlled substance under the U.S. Controlled Substances Act and its use remains a violation of federal law. The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in material compliance with applicable local and state regulations as of December 31, 2024, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company could be subject to regulatory fines, penalties or restrictions at any time. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company's inability to proceed with the Company's business plans. A change in administration due to the recent United States presidential election presents a risk of a change in federal policy. In addition, the Company's assets, including real property, cash and cash equivalents, equipment, inventory and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

Refer to Note 20 - Income Taxes for certain tax-related contingencies.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, except as set forth below, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company's financial results. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



MJ's Market Matter

On March 31, 2023, MJ's Market, Inc. ("MJ's") filed a complaint in federal district court in Massachusetts adverse to Jushi Holdings Inc. and certain of its subsidiaries, including Jushi MA, Inc., Jushi Inc. and Nature's Remedy of Massachusetts, as well as the former owners and affiliates of Nature's Remedy of Massachusetts (the "Complaint"). The Complaint centrally claims that the structure of the Nature's Remedy of Massachusetts transaction providing for increased purchase price consideration if there is no competing dispensary within 2,500 foot radius by certain time periods, and the Company's filing with the Massachusetts Superior Court an appeal of the Town of Tyngsborough's decision to approve MJ's facility in contradiction of its own zoning bylaws are violations of the Sherman Antitrust Act, Massachusetts Antitrust Act, and Massachusetts Consumer Protection Act, as well as interference with contractual relations and abuse of process. MJ is seeking legal and equitable remedies including compensatory and other damages. The Company disputes such allegations, believes it has substantial defenses and is vigorously defending against the Complaint.

Sammartino Matter

On February 28, 2023, the Company informed Sammartino, the former owner of Nature's Remedy and certain of its affiliates, that Sammartino had breached several provisions of the Merger and Membership Interest Purchase Agreement between the Company, Sammartino and certain other parties thereto (as amended, the "MIPA") and/or fraudulently induced the Company to enter into, and not terminate, the MIPA. As a consequence of these breaches and the fraudulent inducement, the Company informed Sammartino that the Company had incurred significant damages, and pursuant to the terms of the MIPA, the Company had elected to offset these damages against certain promissory notes and shares the Company was to pay and issue, respectively, to Sammartino, and that Sammartino would be required to pay the remainder in cash. On March 13, 2023, Sammartino responded to the Company by alleging various procedural deficiencies with the Company's claim and provided the Company with a notice that the Company was in default of the MIPA for failing to issue certain shares of the Company to Sammartino. On March 21, 2023, Sammartino sent a second notice that the Company was in default of the promissory notes for failing to pay interest pursuant to their specified schedule. On March 23, 2023, the Company sent a second letter to Sammartino disputing each procedural deficiency claimed by Sammartino and disputing that the Company is in default of the MIPA or the promissory notes and that it properly followed the terms of the various agreements in electing to set off the damages.

Pacific Collective Matter

On October 24, 2022, Pacific Collective, LLC ("Pacific Collective") filed a complaint in state court in California against Jushi subsidiaries TGS CC Ventures, LLC ("TGS"), and Jushi Inc. Pacific Collective alleges that the Jushi subsidiaries breached a commercial property lease and lease guaranty and that Pacific Collective is entitled to recover in excess of $20,000 in damages. TGS believes it lawfully rescinded the lease based on Pacific Collective's failure to purchase the property that was the subject of the lease and to construct and deliver the building contemplated by the lease and is of the position that no damages are owed to Pacific Collective. The Referee assigned to the matter ruled in favor of and awarded fees and costs to TGS and Jushi. Pacific Collective filed an appeal on July 3, 2024.

Refer to Note 15 - Non-Controlling Interest for the information regarding the bankruptcy of Jushi Europe.

Commitments

In addition to the contractual obligations outlined in Note 10 - Debt and Note 11 - Leases, the Company has commitments as of December 31, 2024 related to property and construction.

In connection with various license applications, the Company may enter into conditional leases or other property commitments which will be executed if the Company is successful in obtaining the applicable license and/or resolving other contingencies related to the license or application.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



In addition, the Company expects to incur capital expenditures for leasehold improvements and construction of buildouts of certain locations, including for properties for which the lease is conditional on obtaining the applicable related license or for which other contingencies exist.

401(k) Plan

The Company maintains a 401(k) plan, which is generally available to eligible employees. The Company makes safe harbor matching contributions, subject to a maximum contribution of 4% of the participant's compensation. The employer matching contributions to the 401(k) plan were $652 and $677 for the years ended December 31, 2024 and 2023, respectively.

23. FINANCIAL INSTRUMENTS

The following table sets forth the Company's financial assets and liabilities, subject to fair value measurements on a recurring basis, by level within the fair value hierarchy:

	As of December 31,			
		2024		2023
Financial assets: [1]				
Equity investment [2]	$	—	$	200
Total financial assets	$	—	$	200
Financial liabilities: [1]				
Derivative liabilities [3]	$	3,128	$	2,638
Contingent consideration liabilities [4]		5,912		817
Total financial liabilities	$	9,040	$	3,455

[1] The Company has no financial assets or liabilities in Level 1 or 2 within the fair value hierarchy as of December 31, 2024 and 2023, and there were no transfers between hierarchy levels during the years ended December 31, 2024 and 2023.

[2] The Company adjusted its equity investment carrying value as of December 31, 2024 and 2023 to reflect its equity balance of the investee, resulting in the recording of a loss on investment of $200 and $777 during the years ended December 31, 2024 and 2023, respectively. The loss on investment is included within other income (expense), net in the consolidated statements of operations.

[3] Refer to Note 13 - Derivative Liabilities.

[4] Refer to Note 6 - Acquisitions.

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued expenses, and certain other assets and liabilities held at amortized cost, approximate their fair values due to the short-term nature of these instruments. The equity investment approximates its fair value at December 31, 2024 and 2023, respectively. The carrying amounts of the promissory notes approximate their fair values as the effective interest rates are consistent with market rates. The carrying amount of the Second Lien Notes and the Senior Notes approximates its fair values as of December 31, 2024 and 2023, respectively.

JUSHI HOLDINGS INC.
Notes to Consolidated Financial Statements
(Amounts Expressed in Thousands of United States Dollars, Except Share and Per Share Amounts)



24. BUSINESS CONCENTRATION

For the years ended December 31, 2024 and 2023, no single customer accounted for more than 10% of the Company's total sales.

As of December 31, 2024, three customers accounted for 44% of the Company's total accounts receivable balance. As of December 31, 2023, one customer accounted for 19% of the Company's total accounts receivable balance.

For the year ended December 31, 2024, the Company purchased 39% of it's inventory from two vendors. For the year ended December 31, 2023, the Company purchased 19% of its inventory from one vendor.

There were no single vendor that accounted for more than 10% of the Company's accounts payable and accrued expenses as of December 31, 2024 and 2023.

25. SUBSEQUENT EVENTS

On February 11, 2025, the Company executed an agreement with an unrelated third party to factor certain ERC claims amounting to $5,978 at a discount rate of 15%, and received $5,081 in net cash proceeds on February 14, 2025. The Company is also entitled to receive a portion of any interest paid on its respective ERC claims through the transaction date. Refer to Note 4 - Prepaid Expenses and Other Current Assets for more information on the valuation of the refund claims as of December 31, 2024.

On February 25, 2025, the Company issued US$3,719 principal amount of Second Lien Notes and C$2,000 principal amount of Second Lien Notes. The issuances of the Second Lien Notes were also accompanied by detached warrants to purchase the Company's subordinate voting shares, no par value per share, in a private placement. An entity affiliated with the Company's Chief Executive Officer was issued US$3,719 principal amount of United States dollar denominated Second Lien Notes, for a purchase price of US$3,347 and received up to 6,198,333 warrants. A significant investor also subscribed for C$2,000 principal amount of Canadian dollar denominated Second Lien Notes, for a purchase price of C$1,800 and received up to 2,346,333 warrants.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management carried out an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process, designed by, or under the supervision of the Company's principal executive officer and principal financial officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made only in accordance with management and board of directors' authorizations; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management under the supervision of, and with the participation of the Company's principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework and criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the foregoing, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024 based on the specified criteria.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report

(1) All financial statements

The information required is set forth in Item 8 – Audited Financial Statements in Part II of this Form 10-K and is hereby incorporated herein by reference to such information.

(2) Financial statements schedules

Consolidated Financial Statement schedules have been omitted either because the required information is set forth in the Consolidated Financial Statements or Notes thereto, or the information called for is not required.

(3) Exhibits required by Item 601 of Regulation S-K

Exhibit No.	Description
2.1[(a)]	Letter Agreement, dated November 2, 2018, by and between Jushi Inc and Tanzania Minerals Corp.
3.1[(a)]	Articles of Jushi Holdings Inc., as amended.
4.1[(a)]	Subordinate Voting Shares Specimen Stock Certificate.
4.2[(a)(^)]	Form of 10% Senior Secured Note of Jushi Holdings Inc.
4.3[(a)(^)]	Trust Indenture, dated December 7, 2022, by and between Jushi Holdings Inc. and Odyssey Trust Company
4.4[(b)(+)(^)]	First Amendment to Trust Indenture, dated June 22, 2023, by and between Jushi Holdings Inc. and Odyssey Trust Company
4.5[(b)]	First Amendment to Common Stock Purchase Warrants, dated June 23, 2023, by and between Jushi Holdings Inc. and Acquiom Agency Services, LLC
4.6[(a)(^)]	Credit Agreement, dated as of October 20, 2021, by and among Jushi Holdings Inc., the other loan parties that are party thereto, the lenders that are party thereto, and Roxbury, LP.
4.7[(a)]	Limited Waiver and First Amendment to Credit Agreement, dated as of April 29, 2022, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.8[(a)(^)]	Second Amendment to Credit Agreement and Consent to Senior Notes Refinancing, dated as of December 6, 2022, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.9[(c)(^)]	Third Amendment to Credit Agreement, dated as of November 10, 2023, by and among Jushi Holdings Inc, the other loan parties signatory thereto and Roxbury, LP.
4.10[(a)]	Limited Waiver dated April 17, 2023 between Jushi Holdings Inc. and Roxbury, LP
4.11[(a)]	Form of Transaction Warrant of Jushi Holdings Inc.
4.12[(a)]	Form of Debt Warrant of Jushi Holdings Inc.
4.13[(a)]	Form of Broker Warrant of Jushi Holdings Inc.
4.14[(a)]	Form of Equity Round Warrant of Jushi Inc.
4.15[(a)]	Form of Management Round Warrant of Jushi Inc.
4.16[(a)]	Form of Consulting Warrant of Jushi Holdings Inc.
4.17[(k)]	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1[(a)(^)]	Merger and Membership Interest Purchase Agreement, dated April 16, 2021, by and among Jushi MA, Inc., Jushi Inc, Jushi Holdings Inc., Sammartino Investments LLC, Nature's Remedy of Massachusetts, Inc., McMann LLC, Valiant Enterprises, LLC, John Brady, Robert Carr and Justin Lundberg.
10.2[(a)]	First Amendment to Merger and Membership Interest Purchase Agreement, dated May 13, 2021, by and between Sammartino Investments LLC Jushi Inc.

Exhibit No.	Description
10.3[(a)]	Second Amendment to Merger and Membership Interest Purchase Agreement, dated September 7, 2021, by and between Sammartino Investments LLC Jushi Inc.
10.4[(a)(+)(^)]	Equity Purchase Agreement, dated as of June 4, 2019, by and among Franklin BioScience – Penn LLC, Franklin Group, LLC, Matt Varga, Alex Hazzouri, Ed Hazzouri, Ray Angeli, Hazzouri & Associates, LLC, Franklin Bioscience, LLC, Jushi Inc and the other Persons holding membership interests in Franklin BioScience – Penn, LLC.
10.5[(a)(+)(^)]	Lease, dated April 6, 2018, by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.6[(a)]	First Amendment to Lease Agreement, dated December 7, 2018, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.7[(a)]	Second Amendment to Lease Agreement, dated January 14, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.8[(a)]	Third Amendment to Lease Agreement, dated April 10, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.9[(a)]	Fourth Amendment to Lease Agreement, dated August 25, 2020, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.10[(a)]	Fifth Amendment to Lease Agreement, dated April 1, 2021, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.11[(a)(+)]	Amended and Restated Lease Agreement, dated April 22, 2020, by and between CSS I LLC and Valiant Enterprises, LLC.
10.12[(a)]	Lease Amendment # 1, dated October 21, 2020, by and between CSS I LLC and Valiant Enterprises, LLC.
10.13[(a)(+)]	Second Amendment to Lease, dated January 12, 2022, by and between TAC Vega MA Owner, LLC and Valiant Enterprises, LLC.
10.14[(a)]	Standard Form of Commercial Lease, dated October 29, 2018, by and between Valiant Enterprises, LLC and Nature's Remedy of Massachusetts, Inc.
10.15[(a)(#)]	Form of Stock Option Grant and Agreement for Directors.
10.16[(a)(#)]	Form of Stock Option Grant and Agreement for Employees and Certain Named Executive Officers.
10.17[(a)(#)]	Form of Stock Option Grant and Agreement for Other Named Executive Officers.
10.18[(a)(#)]	Form of Restricted Stock Grant and Agreement for Directors.
10.19[(a)(#)]	Form of Restricted Stock Grant and Agreement for Employees and Certain Named Executive Officers.
10.20[(a)(#)]	Form of Restricted Stock Grant and Agreement for Other Named Executive Officers.
10.21[(a)(#)(†)]	Employment Agreement, dated May 1, 2019 by and between JMGT, LLC and Louis Jon Barack.
10.22[(a)(#)(†)]	Bonus Letter, dated June 9, 2020, by and between Jushi Holdings, Inc. and Louis Jon Barack.
10.23[(a)(#)(†)]	Employment Agreement, effective January 1, 2022, by and between the Company, JGMT, LLC and James Cacioppo.
10.24[(a)(#)(†)]	Amendment No. 1 to Employment Agreement between the Company, JGMT, LLC and James Cacioppo, dated March 14, 2023.
10.25[(d)(#)]	Amendment No. 2 to Employment Agreement between the Company, JMGT, LLC and James Cacioppo, dated November 15, 2023.
10.26[(a)(#)((†)]	Employment Agreement dated May 1, 2019 by and between the Company and Tobi Lebowitz.
10.27[(a)(#)]	Tobi Lebowitz Promotion Letter August 29, 2022.
10.28[(a)(#)(†)]	Employment Agreement dated April 1, 2022 by and between the Company and Nichole Upshaw.
10.29[(a)(#)(^)]	Nichole Upshaw Promotion Letter December 1, 2022.
10.30[(a)(#)]	Employment Agreement, dated as of January 7, 2023, by and between the Company and Michelle Mosier.
10.31[(a)(#)]	Jushi Holdings Inc. 2019 Equity Incentive Plan.
10.32[(a)(#)]	Form of Indemnification Agreement, by and between Jushi Holdings Inc. and each of its directors and executive officers.
10.33[(a)(#)(^)]	Loan Agreement, dated April 6, 2023, by and between FVCbank, Dalitso LLC, JREHVA, LLC, Jushi VA, LLC and Jushi Holdings Inc.

Exhibit No.	Description
10.34[(k)]	Limited Waiver dated March 12, 2024 between Jushi Holdings Inc. and Roxbury, LP.
10.35[(f)]	Credit Agreement, dated as of July 31, 2024, by and among Jushi Holdings Inc., the other loan parties that are parties thereto, the lenders that are party thereto, and Argent Institutional Trust Company, as agent for the lenders.
10.36[(f)]	Form of Common Stock Purchase Warrant.
10.37[(f)]	Second Amendment to Trust Indenture, dated July 31, 2024, by and between Jushi Holdings Inc. and Odyssey Trust Company.
10.38[(g)(#)]	Amendment No. 3 to CEO Employment Agreement, dated as of August 14, 2024, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.39[(h)(#)]	Amendment No. 4 to CEO Employment Agreement, dated as of September 13, 2024, by and among the Company, JMGT, LLC and Jim Cacioppo.
10.40[(i)(#)(^)]	Employment Agreement dated April 12, 2024 by and between JMGT LLC and Todd West.
10.41[(j)(#)]	Amendment No. 2 to Employment Agreement, dated as of November 5, 2024, between the Company, JMGT, LLC, and Louis Jon Barack.
10.42[(h)]	Sixth Amendment to Lease Agreement, dated February 2, 2022, by and between by and between IIP-PA 1, LLC and Pennsylvania Medical Solutions, LLC.
10.43[(h)(^)]	Third Amendment to Lease, dated December 20, 2022, by and between TAC Vega MA Owner, LLC and Valiant Enterprises, LLC.
10.44[(h)(^)]	Fourth Amendment to Lease, dated July 31, 2023, by and between TAC Vega MA Owner, LLC, the Company, and Valiant Enterprises, LLC.
14.1	Jushi Holdings Inc. Code of Business Conduct.
19.1	Jushi Holdings Inc. Insider Trading and Blackout Period Policy.
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm (Macias Gini & O'Connell LLP)
24.1	Power of Attorney (included on signature page)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d — 14(a)
32.1	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with Inline XBRL File)

(a)	Incorporated by reference to our Form 10-K filed on April 18, 2023.
(b)	Incorporated by reference to our Form 10-Q filed August 11, 2023.
(c)	Incorporated by reference to our Form 10-Q filed on November 14, 2023.
(d)	Incorporated by reference to our Current Report on Form 8-K filed on November 16, 2023.
(e)	Incorporated by reference to our Current Report on Form 8-K filed April 24, 2023.
(f)	Incorporated by reference to our Form 8-K filed August 6, 2024
(g)	Incorporated by reference to our Form 8-K filed August 14, 2024
(h)	Incorporated by reference to our Form 8-K filed September 18, 2024
(i)	Incorporated by reference to our Form 8-K filed on April 15, 2024.
(j)	Incorporated by reference to our Form 10-Q filed on November 7, 2024.
(k)	Incorporated by reference to our Form 10-K filed on April 1, 2024.
#	Management contract or compensatory plan or arrangement.
+	Schedule and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5). Jushi Holdings Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
^	Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) are the type that the registrant treats as private or confidential.
†	Certain information in this document has been omitted pursuant to Regulation S-K, Item 601(a)(6) because it contains personally identifiable information.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on March 6, 2025.

JUSHI HOLDINGS INC.

/s/ James Cacioppo
James Cacioppo
Chairman and Chief Executive Officer

/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 6, 2025.

Name	Title
/s/ James Cacioppo James Cacioppo	Chairman and Chief Executive Officer (principal executive officer)
/s/ Louis Jonathan Barack Louis Jonathan Barack	President and Chief Revenue Officer
/s/ Michelle Mosier Michelle Mosier	Chief Financial Officer and Chief Accounting Officer (principal financial and accounting officer)
/s/ Benjamin Cross Benjamin Cross	Director
/s/ Marina Hahn Marina Hahn	Director
/s/ Stephen Monroe Stephen Monroe	Director
/s/ Bill Wafford Bill Wafford	Director